SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

Internet Gold-Golden Lines Ltd.

6-K Items

1. Internet Gold-Golden Lines Ltd. Letter to Shareholders and Annual Report on Form 20-F for the year ended December 31, 2003.

Item 1

Dear Shareholder,

2004 has been a year of challenges and progress for Internet Gold. Driven by a steady increase in broadband subscribers and our Value-Added Services (VAS), e-advertising and e-commerce businesses, revenues for the nine months reached $35 million, an increase of 20% compared to 2003. Our gross margin over the period increased to 56% from 48% last year, a development which helped us remain solidly profitable despite significant investments in the launch of 015, our new International Telephony business.

We believe this steady performance confirms the value of our key strengths: an experienced and savvy management team, a deep understanding of the Israeli telecommunications market and a strategic outlook – together with strong financial control.

I'd like to take the opportunity of this letter to review the highlights of our achievements during the first nine months of 2004, and to outline our plan for continued future growth.

Four factors contributed strongly to our growth during the last three quarters:

A strong increase in broadband subscribers and VAS sales: Internet Access remains the core of our business, accounting currently for some 75% of our revenues. Despite strong competition, during the past nine months we have grown our broadband subscriber base by about 50%, the result of heavy investments in sales and marketing and highly satisfied customers. In addition, our success in selling Value Added Services (especially Anti-Spam, Anti-Virus and customized newspapers) and upgrading users to high-speed packages is helping us to increase ARPUs (average revenues per user).

In general, Israel's broadband penetration grew phenomenally 2004 and is now showing signs of stabilization, a development that may lead to rising prices as early as 2005.

Successful launch of International Telephony services: At the beginning of the third quarter, we launched our new 015 International Telephony service. Our entry into this market was based on three observations: 1) the sheer size of Israel's International Telephony market, which accounts for some $400 million in annual revenues; 2) our recognition that our customers are looking for a more comprehensive communications solution; and 3) the realization that our prior investments in network and service infrastructure, coupled with today's sophisticated VoIP technologies, could make us the market's low-cost provider. Our analysis projected that we could achieve a 10% market share by the end of the first year of operations through a combination of the right services, pricing structure and sales and marketing efforts.

To build the network, we invested $2.5 million in the supporting technology, including a sophisticated VoIP gateway and a state-of-the-art fraud prevention system. This is less than 5% of the cost of the infrastructures that our competitors built eight years ago. To launch the service, we invested approximately $1.3 million on a multimedia advertising campaign which succeeded in building nearly 10% mind share in just two months.

www.zahav.net.il 1 Alexander Yanai St., Petah-Tiqwa. Tel: 972-3-9399999 Fax: 972-3-9399888 www.015.co.il

internet gold
Surf With a Smile
eurocom group

015
internet gold

Taken as a whole, we are encouraged by initial response and are on-track regarding the ramp-up of services. As projected, the service's start-up costs have impacted our short-term profitability. However, by the end of 2005, we expect 015 to have become an important growth engine for both the top and bottom line, especially as we increase our efforts targeting the business sector and add pre-paid, post-paid and calling card services.

Continued progress in e-advertising via our portal MSN-Israel: We are very pleased with the performance of MSN-Israel, our joint venture with Microsoft Corp. With users of the portal's Messenger, Hotmail and MSN Search services rising from month to month, MSN has become a leading portal in Israel, giving rise to substantial advertising revenues that are growing at the rate of about 12% per quarter.

At this stage, e-advertising is still in its infancy in Israel, as it is throughout the western world, accounting for slightly over 3% of all media spending. However, we believe that Internet advertising is primed for growth on a global basis. As such, part of our strategy is to continue expanding our "portal presence," starting with our recent acquisition of control of Israel's #5 portal, START.co.il.

Increase in e-commerce market share: The rise in e-commerce is another worldwide trend which is gaining traction in Israel. Given the impressive success of the P1000 e-commerce site operated by Gold Trade, in which we currently hold a 48.27% interest, we are now in the process of acquiring its remaining shares. This will afford us a secure e-commerce base from which to provide our customers a broader range of services.

As we move into 2005, we are following an ambitious and aggressive work plan designed to continue building the momentum of each of these business areas and to position the Group favorably to benefit from emerging markets and trends. In parallel, we will continue investing in the development of new revenue-generating products and enter into new ventures as demanded by a growing and sophisticated marketplace.

Taken as a whole, we are pleased with our performance over the past year, and believe we are positioned to benefit strongly over the long term from some exciting market trends. We continue working with the goal of generating significant shareholder value in the years to come.

Sincerely yours,

E. C. Holtzman

Eli Holtzman
CEO

www.zahav.net.il 1 Alexander Yanai St., Petah-Tiqwa. Tel: 972-3-9399999 Fax: 972-3-9399888 www.015.co.il

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 0-30198

INTERNET GOLD – GOLDEN LINES LTD.

(Exact Name of Registrant as Specified in Its Charter and Translation of Registrant's Name Into English)

Israel

(Jurisdiction of Incorporation or Organization)

1 Alexander Yanai Street, Petach-Tikva, Israel

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.01 Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.01

as of December 31, 2003.................... 18,431,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ___ Item 18 __X___

7

TABLE OF CONTENTS

This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3 "Key Information."

PART I

ITEM 1. <u>IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS</u>

Not applicable.

ITEM 2. <u>OFFER STATISTICS AND EXPECTED TIMETABLE</u>

Not applicable.

ITEM 3. <u>KEY INFORMATION</u>

A. SELECTED FINANCIAL DATA

The following selected financial data presented in the table below has been derived from our audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2003. The selected financial data should be read in conjunction with our consolidated financial statements, and the related notes, which are included elsewhere in this FORM 20-F.

The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2003 (NIS 4.379= $1.00).

	Year Ended December 31,					
	1999	2000	2001	2002	2003	2003
	NIS	NIS	NIS	NIS	NIS	Convenience Translation Dollars *
	(In thousands, except per share data)					
Israeli GAAP information						
Consolidated Statement of Operations Data:						
Revenues						
Access revenues	96,836	119,848	139,850	156,335	146,007	33,343
Other revenues	14,744	19,684	48,473	27,983	33,635	7,681
Total revenues	**111,580**	**139,532**	**188,323**	**184,318**	**179,642**	**41,024**
Cost and expenses:						
Cost of revenues	58,711	95,335	116,135	99,564	92,871	21,208
Selling and marketing expenses	41,981	73,014	51,299	37,125	41,393	9,453
General and administrative expenses	23,539	46,844	38,884	21,209	21,908	5,003
Total cost and expenses	**124,231**	**215,193**	**206,318**	**157,898**	**156,172**	**35,664**
Income (loss) from operations	**(12,651)**	**(75,661)**	**(17,995)**	**26,420**	**23,470**	**5,360**
Financing (expenses) income, net	699	3,842	7,308	2,151	(3,235)	(739)
Other income (expenses), net	(6)	(21)	(2,332)	(3)	(2,592)	(592)
Income (loss) from continuing operations	**(11,958)**	**(71,840)**	**(13,019)**	**28,568**	**17,643**	**4,029**
Income tax benefits	-	-	-	-	1,935	442
Net income (loss) after income tax benefits	**(11,958)**	**(71,840)**	**(13,019)**	**28,568**	**19,578**	**4,471**
Company's share in net loss of investees	-	(2,193)	(682)	(2,187)	(5,275)	(1,205)
Minority interest in loss of a subsidiary	864	1	963	-	-	-
Loss of a subsidiary which the Company does not intend to bear	-	-	383	-	-	-
Net income (loss) from continued operations	**(11,094)**	**(74,032)**	**(12,355)**	**26,381**	**14,303**	**3,266**
Loss from discontinued operations	-	(7,355)	(8,843)	-	-	-
Company's share in loss of a subsidiary from discontinued operations	-	-	-	(6,423)	-	-
Net income (loss)	**(11,094)**	**(81,387)**	**(21,198)**	**19,958**	**14,303**	**3,266**
Income (loss) per share, basic and diluted						
Net income (loss) per NIS 0.01 per value of shares (in NIS) from continued operations	(0.69)	(4.02)	(0.67)	1.43	0.78	0.18
Net income (loss) per NIS 0.01 per value of shares (in NIS) from discontinued operations	-	(0.40)	(0.48)	(0.35)	-	-
	(0.69)	(4.42)	(1.15)	1.08	0.78	0.18
Weighted average number of shares outstanding (in thousands)	16,068	18,432	18,432	18,432	18,432	18,432

	As at December 31,					
	1999	2000	2001	2002	2003	2003
	NIS	NIS	NIS	NIS	NIS	Convenience Translation Dollars *
	(In thousands, except per share data)					
Consolidated Balance Sheets Data:						
Total assets	241,563	251,765	228,322	169,052	214,004	48,871
Working capital	154,239	41,743	48,615	80,904	76,256	17,414
Total debt	55,171	146,760	144,510	65,284	95,933	21,908
Total shareholders' equity	186,392	105,005	83,811	103,768	118,071	26,963
US GAAP information						
Consolidated Statement of operations data:						
Net income (loss) from continued operations	(12,454)	(76,527)	(10,603)	23,140	14,960	3,416
Net Loss - discontinued operations	-	(7,355)	(8,843)	(6,423)	-	-
Net income (loss)	(12,454)	(83,882)	(19,446)	16,717	14,960	3,416
Consolidates Balance sheets date:						
Total assets	243,370	255,102	231,394	173,053	218,952	49,918
Total shareholders equity	186,391	105,004	83,810	101,057	115,908	26,469

*** The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2003 (NIS 4.379= $1.00).**

Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See Note 2 to the consolidated financial statements included elsewhere in this Form 20-F.

Period	Average (1)	High	Low	At Period End
Year ended December 31, 1999	NIS 4.414	NIS 4.288	NIS 4.013	NIS 4.153
Year ended December 31, 2000	4.078	4.198	3.967	4.041
Year ended December 31, 2001	4.203	4.416	4.067	4.437
Year ended December 31, 2002	4.736	4.994	4.416	4.737
Year ended December 31, 2003	4.545	4.924	4.283	4.379

(1) The average of the representative rates on the last business day of each month during the relevant period.

2003	High NIS	Low NIS
December	4.441	4.352
2004		
January	4.483	4.371
February	4.493	4.437
March	4.535	4.483
April	4.599	4.515
May	4.634	4.555

On June 17, 2004, the representative rate was NIS 4.499 = $1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating to Internet Gold

We have experienced operating losses in the past and may incur losses in the future.

Although we operated profitably since the third quarter of 2001, we cannot assure you that we will continue to be profitable. Most of our revenues have been derived from Internet access fees. As contemplated by our business plan, we intend to increase revenues derived from our access fees, and specifically, access fees for broadband services, advertising on our portals and from e-commerce activities conducted through our affiliated e-commerce company, Gold-Trade (Electronic Commerce) Ltd., or Gold Trade. These activities are expected to involve substantial sales and marketing expenses, and other costs. On June 2, 2004 the Israeli Ministry of

Communications granted us a license to provide international telephony services. In connection with this new activity we will be required to make investments, which will impair our profitability and no assurance can be given that the international telephony services to be provided under the license will be profitable in the future.

We cannot assure you that we will be able to continue to successfully implement our business plan in the future.

Our operating results are likely to fluctuate significantly and may cause our share price to be volatile.

Our revenues and operating results may vary significantly from quarter to quarter. As a result, you should not rely on quarter-to-quarter comparisons of our revenues and operating results as an indication of our future performance. In addition, due to the volatility in our market we cannot predict our future revenues or results of operations accurately. It is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our ordinary shares is likely to fall.

We expect to be heavily dependent on revenues from subscribers using our Internet access services for the foreseeable future. As a result, our revenues will be affected by our ability to retain current subscribers and attract new profitable subscribers. Our residential subscribers have the option of discontinuing their subscriptions for any reason at any given month and our leased line subscribers have the option of discontinuing their subscriptions for any reason upon 30-days' written notice. As a result, revenues can fluctuate from month to month without much advance notice. Some of our expense levels, such as selling and marketing expenses, are based, in part, on our expectations as to future revenues. To the extent our actual revenues are below expected revenues, we may be unable to adjust spending quickly enough to offset the shortfall in revenue, which may cause our business and financial results to suffer.

Regulatory and legal uncertainties could adversely affect the terms of our license to provide Internet access services and could harm other aspects of our business.

There have been various regulations and lawsuits, mainly in the United States, relating to the liability of Internet service providers for information carried on or through their services. The law in this area is unsettled and there may be new legislation and court decisions that expose companies such as ours to liabilities or affect their services. Additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, user privacy, pricing, commerce, export and other controls. Regulatory developments could harm our business.

Our Internet access business is subject to a license granted by the Israeli Ministry of Communications, which was renewed in January 2002 for an additional period of five years. The license grants us the right to provide Internet and related services, subject to several conditions mentioned in the license. The tendency of the Ministry of Communications not to limit the number of Internet service licenses is likely to increase competition, and may lead to a reduction in fees charged to subscribers. In April 2002 the Ministry of Communications granted the cable television network providers licenses permitting them to supply infrastructure for the provision of Internet access through the current ISPs, but does not allow them to become ISPs themselves. However, we cannot predict whether the cable television network providers will be allowed to become ISPs in the future or if their licenses may be amended in any way, and how this will affect us. In addition, we cannot assure you that unfavorable regulations would not adversely affect our business.

In June 2004, we received a license to provide international telephony services.

We may be exposed to substantial liabilities arising out of our business, especially those liabilities that are related to Internet activities. Currently, we do not have any insurance policy covering such exposure. In the event that we are found to be responsible for any such liability and/or required to pay for any damages resulting from any such responsibility, our business may be adversely affected.

The markets in which we operate are highly competitive and have low barriers to entry; accordingly, we may be unable to compete successfully.

We operate in the Internet access services markets, which by their nature have low barriers to entry and are extremely competitive. We expect intense competition in our markets to continue in the future. Increased competition could require us to lower our prices, provide free hours, gifts to subscribers and increase our selling and marketing expenses and related subscriber acquisition costs, and could also result in increased subscriber cancellations, loss of visitors to our portals and lower advertising revenues. We may not be able to offset the effect of these increased costs through an increase in the number of our subscribers, subscriber revenues or revenues from other sources.

In March 2000, the Israeli Ministry of Communications acted to eliminate pricing differentiations within area codes in Israel. This action eliminated a competitive advantage that we and other large Internet service providers, ISPs, obtained by having a significant number of points of presence throughout Israel. Additionally, Bezeq, Israel's domestic telecommunications monopoly, eliminated another competitive advantage by offering unlimited calling plans.

ISP market. The ISP market in Israel is characterized by many participants. We also expect to face competition from telephone and cellular phone companies, cable television and DBS providers, wireless voice and data service providers and others. These companies could exploit their current established network infrastructure, high rate of penetration of households, and their ability to provide Internet access at significantly faster speeds and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge. In April 2002, the Ministry of Communications granted the cable television network providers licenses permitting supply of infrastructure for the provision of Internet access through the current ISPs. However, we cannot predict whether the cable television network providers will become ISPs and consequently our competitors in the future or how these licenses may be amended in the future and how this will affect us. Additional international ISPs may also enter the Israeli market.

Portal advertising. In order to attract advertisers, we need to continue to increase the amount of user traffic on our portals, including the portal of our subsidiary, MSN Israel Ltd., or MSN Israel. Currently, there are other popular portals in Israel and many Israeli Internet users also use international portals, such as Yahoo! and MSN.com. We compete with these other portals, as well as other media, such as television, radio and print, for advertisers.

E-commerce. In 2003 there was extensive activity in the e-commerce market in Israel. The market is principally comprised of large retailers, financial institutions and manufacturers offering their own products and services over the Internet through their websites. There currently are very few companies that engage solely in e-commerce. Competition in e-commerce is intense and is likely to grow significantly as the e-commerce market evolves. We cannot guarantee that Gold Trade will be successful, or that we will be able to compete effectively and succeed in this market.

Our failure to manage growth effectively could impair our business.

Our growth has placed, and is likely to continue to place, a significant strain on our operational, administrative and financial resources, including our system of internal controls that we have modified or are in the process of modifying to accommodate the expansion of our business. The demand on our network infrastructure, technical and customer support staff and other resources has grown with our expanding subscriber base and is expected to continue to grow as we expand our portal and our e-commerce business. In addition, we may be required to make capital contributions and possibly share some of our resources with MSN Israel and Gold Trade.

We cannot guarantee that our infrastructure, technical and customer support staff, operational and billing systems and other resources will adequately accommodate or facilitate the growth of our business. While we believe we have made adequate allowances for the costs and risks associated with our growth and activities, there is no guarantee that these allowances will be adequate, that our systems, procedures or controls will be sufficient to support our operations or that our management will be able to successfully offer and expand our services in Israel or internationally.

Our strategy may not succeed in the future.

From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 224% increase in the number of broadband customers in 2003 as compared to 2002. We have continued this policy in 2004. Although this strategy has been successful to date, we cannot assure you that this strategy will be successful in the future. Due to the price reductions, caused by the aggressive competition in the broadband market as well as the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted.

We may also face difficulties in increasing online advertising because full acceptance of the Internet as an advertising medium has yet to occur in Israel. Since we only have a 50.1% equity interest in MSN Israel and a 48.27% interest in Gold Trade we will only have the benefit of a proportionate share of the profits, if any, from their operations.

If we do not successfully develop the Internet Gold brand we may be unable to attract sufficient traffic to our portals to become successful.

We must establish and strengthen awareness of the Internet Gold brand. If we fail to create and maintain brand awareness, we are unlikely to attract sufficient traffic to our portal to become attractive to advertisers and suppliers of products and services. Brand recognition may become even more important in the future with the growing number of Internet sites and Internet-based communications providers.

We intend to continue to pursue a brand-enhancement strategy, which may include joint marketing programs and mass market and multimedia advertising, promotional programs and public relations activities. These initiatives will involve significant expenses. If our brand enhancement strategy is unsuccessful, our sales and marketing expenses may never be recovered and we may be unable to increase future revenues. Successful positioning of our brand and the other brands associated with each of our services will largely depend on:

- the success of our joint marketing programs, advertising and promotional efforts; and

- our ability to design and maintain attractive, user-friendly portals.

Failure to establish and maintain strategic, marketing and other third-party relationships could limit our ability to attract and retain users.

We have focused on and expect to continue to focus on the establishment of relationships with technology providers, financial institutions, retailers and other suppliers of products and services that we may sell. These relationships include our relationship with Eurocom Communications Ltd. and its affiliates, our partners in Gold Trade and the various parties to our joint marketing programs. Our business depends on these relationships for its success. Because our agreements with third parties are generally short-term and non-exclusive, our competitors may seek to use the same partners that we do or attempt to adversely impact our relationships with our partners. In addition, some of our joint marketing agreements are based on oral understandings and not written agreements and so may be terminated at any time. We may not be able to maintain our third-party relationships or replace them on favorable terms. If our relationship partners fail to perform their obligations, reduce their business with us, choose to compete with us or provide their services to a competitor, we may have more difficulty building our subscriber base and attracting and maintaining visitors to our portals, and as a result our business and financial results may suffer. Also, our efforts to establish new relationships in the future may not be successful, which could affect the growth of our business.

There can be no assurance that our investments in cooperation agreements will be successful.

A key element of our strategy is to enter into cooperation agreements in Israel. To date, we have entered into various cooperation agreements, including our establishment of the MSN Israel portal with Microsoft Corporation and the establishment of Gold Trade. Our future success depends in part on the ultimate success of these cooperation agreements. The failure of one or more of our key joint venture investments could have a material adverse effect on our business, financial condition and results of operation.

Although we view our joint venture investments as key factors in our overall business strategy, there can be no assurance that the other parties to these agreements view their relationships with us as significant to their ongoing business or that they will not reassess their commitment to us at any time in the future. Our results of operations could be materially adversely affected by changes in the financial condition of a key joint venture participant.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

Our success depends, to a significant extent, upon the continuing performance and services of our executive officers and other key employees. Specifically, Eli Holtzman, our chief executive officer, has been with us since our inception and has considerable experience in managing our business. Since we launched our Internet business in 1996, we (excluding our subsidiaries) have expanded from 99 employees as of December 31, 1996 to 649 full-time and part-time employees as of December 31, 2003, including a number of key managerial, marketing, planning, financial, technical and operations personnel. Most of these individuals have not previously worked together and need to be integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth. Our performance is substantially dependent on our ability to retain, motivate and successfully integrate our senior management and other key employees. We do not have "key person" life insurance policies on any of our key personnel.

Network capacity constraints may impede our service to subscribers and require us to expand our network and systems.

Capacity constraints within our network and those of our suppliers have occurred in the past and will likely occur in the future. Such constraints may prevent subscribers from gaining access to our system and system-wide services such as e-mail and news group services and cause subscriber cancellations and adverse publicity.

As the number of our subscribers using broadband services and the amount and type of information they wish to transmit over the Internet increases, we will need to significantly expand and upgrade our technology, processing systems and network infrastructure, which could be expensive and involve substantial management time. We do not know whether we will be able to accurately project the rate or timing of any such increases, or expand and upgrade our systems and infrastructure on time. The operation of broadband services through ADSL and cable technology is affecting our international bandwidth needs. As of March 15, 2004 our international bandwidth infrastructure had grown by 1200% from the time we started to provide broadband services. In order to preserve the current service level to an increasing number of broadband customers, we may be required to extend our bandwidth by additional 25% by the end of 2004. Since most of our international capacity from Israel is controlled by one company (a de facto monopoly), the prices for bandwidth infrastructure may rise.

A system failure could interrupt service to our subscribers and may result in subscriber cancellations.

Our business depends on the efficient and uninterrupted operation of our computer and hardware and software systems. In addition, sophisticated information systems are vital to our growth and our ability to monitor costs, bill and receive payments from customers, reduce credit exposure and achieve operating efficiencies. Any system failure that causes an interruption in service or decreases the responsiveness of our network, could impair our reputation, damage our brand name, lead to subscriber dissatisfaction and cancellations and reduce our revenues. Our systems and equipment are subject to hardware defects, software bugs and network failures that may be beyond our control. At times, for example, our systems and equipment have experienced failures, which temporarily prevented customers from using our services or accessing the Internet. We are currently in the process of replacing our billing and CRM systems and may incur problems in the transition period.

Our operations depend on our ability to successfully expand our network and integrate new technologies and equipment into our network. Accordingly, we face an increased risk of system failure and difficulty in making new features available.

We use network components located both in Israel and abroad, which must interact successfully without delay or interruption to provide service to subscribers. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any of these events could expose us to a material risk of loss or litigation. In addition, if a computer virus, sabotage or other failure affecting our system is highly publicized, our reputation could be damaged and subscriber growth and portal visits could decrease. While we currently have partially redundant systems, we do not have full redundancy, a formal disaster recovery plan or alternative providers of hosting services. In addition, we do not carry sufficient natural disaster or business interruption insurance to compensate for losses that could occur.

We depend on third-party systems and service providers for our network to provide our customers with our services.

We rely on certain third-party computer systems, networks and third-party service providers, including local and long distance telecommunications companies such as Bezeq, Bezeq International, Barak, UUNET, Worldcom PCCW and Med1 for leased lines. All Internet access by our customers is, and will continue to be, connected through leased lines from local and long distance telecommunications carriers and a leased satellite transponder.

Internet access by our customers is dependent on the telecommunications infrastructure owned and maintained by Bezeq and the local cable companies. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services we provide. In addition, at times Bezeq and the local cable companies have suffered technical network failures. If our subscribers' access to Israel's fixed-line telecommunications infrastructure was disrupted, it would significantly impact the services that we provide to our subscribers and could result in a substantial reduction in Internet access volume and revenue. An increase in our cost of access to Israel's fixed-line telecommunications infrastructure could also adversely impact our results of operations. We also depend on third parties for physical repair and maintenance of leased lines. If an interruption or deterioration in performance in these third-party services occurs, our services may be disrupted or become less profitable.

Many of our relationships with third party providers are terminable upon short notice. In addition, many of our third party suppliers and telecommunications carriers sell or lease products and services to our competitors and may be, or in the future may become, competitors themselves. Subject to various government regulations, our third party suppliers and telecommunications carriers could enter into exclusive arrangements with our competitors or stop leasing or selling products and services to us. If any of our arrangements with third parties is terminated, we may not be able to replace them, on commercially reasonable terms, or at all.

If we require additional capital, we may be unable to raise it on favorable terms or at all.

In the future, we may need to raise additional funds in order to fund expansion, develop new or enhanced services, or respond to competitive pressures. The availability of funds for future expansion and the development of new or enhanced services will depend upon a number of factors including our operating performance, investor interest and marketing conditions. If we raise additional funds by issuing equity or convertible debt securities, the holdings of our shareholders will be diluted and their ownership percentage will be reduced. Furthermore, any new securities could have rights, preferences and privileges senior to those of the ordinary shares.

In addition, Gold Trade may require in the future additional substantial funding to develop and expand its business. As one of the two major shareholders of Gold Trade, we have contributed capital and provided other resources to the e-commerce company and may be required to do so in the future. These costs could be substantial, and may not result in significant returns in the near future, or at all. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we do not invest additional funds, if and when required, our interest in Gold Trade may be diluted.

The industry in which we operate is characterized by rapid technological changes and frequent new product and service introductions; we may not be able to keep up with these rapid technological and other changes.

The Internet-related markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. These new products, services and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our products, services or technologies. Our future success will depend on our ability to continually improve the performance, features and reliability of our Internet and other services in response to competitive service and product offerings and the evolving demands of the marketplace.

Our future success depends on the continued growth in the use of the Internet, VOIP (Voice Over IP) and other related services in Israel.

We rely on revenues generated from the sale of Internet-access and related services, and, to a limited extent, portal advertising and e-commerce. To date, revenues generated from e-commerce and online advertising in Israel have been relatively insignificant and we cannot assure you that revenues from these services will grow. If acceptance and growth of Internet use and services do not occur or Internet use declines, our business and financial results will suffer. Alternatively, if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth or its performance or reliability may decline.

We may not achieve broad market acceptance of our services due to concerns about the reliability and security of Internet communications.

The secure transmission of confidential information, such as credit card numbers, over the Internet is essential in maintaining users' confidence in our services. We rely on licensed encryption and authentication technology to securely transmit confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect user transaction data. We incur substantial expenses to protect against and remedy security breaches and their consequences. A party that is able to bypass our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and therefore our services, as a means of conducting commercial business transactions.

We face potential liability for information accessed and products and services sold through our portals.

We could become liable for false or misleading information accessed through our portals and for defective products and services sold as part of our business. The potential liability of ISPs and portals such as ours for information accessed through their portals is uncertain. It is possible that claims may be filed against us based on defamation, obscenity, negligence, copyright or trademark infringement or other theories. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past.

Gold Trade is involved in the sale, by way of electronic tenders, of products and services by third parties. If these products or services were defective or were manufactured or supplied in breach of others' intellectual property rights, Gold Trade could be liable to customers who purchase these products or services or to the owners of the intellectual property.

Although we attempt to reduce our liability through contractual indemnification from our suppliers and disclaimers, there is no guarantee that we would be successful in protecting ourselves against this type of liability. Even if we ultimately succeeded, legal action against us would divert management time and resources, could be costly and is likely to generate negative publicity for our portal and our business generally. We may also be forced to implement expensive measures to alter the way our services are provided to avoid any further liability.

Inadequate intellectual property protection could prevent us from enforcing or defending our intellectual property.

We have various trademark applications, trade secrets and copyrightable materials, as well as domain names and licenses to use third party software. If we are not successful in protecting our intellectual property, our business and financial results could suffer.

Trademarks. In order to refresh our image, as well as part of our preparations for the provision of international telephony services, we changed our logos and applied for their registration as trademarks in Israel. There is no guarantee that these trademarks will be registered or that we will obtain registration of other trademarks for which we may seek protection in the future.

Domain Names. We currently hold the Internet domain names: "zahav.net.il," "inter.net.il," "internet-zahav.net.il," "zahav.msn.co.il," "igld.com," "gold.net.il," "access.net.il," "smile.net.il," "Vgames.co.il" "hicareer.co.il" and various other related names. MSN Israel holds the Internet domain names: "msn.co.il," "start.msn.co.il," "start.co.il," "smsn.co.il," "mediacenter.co.il," "igold.net.il," "msn.net.il", "msnone.net.il," "msnnews2.co.il," "msnmobile.co.il," "hero.co.il," "ilovemessenger.co.il" and "zahav.ru" and has the right to use the domain name "hotmail.co.il." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We cannot guarantee that renewals of these licenses or any licenses of additional software, which may be required, will be available as needed. While third party licensors have represented to us that they have the right to license such software and in some cases agreed to indemnify us, we cannot guarantee that our use of third party software does not infringe the rights of others. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Risks Relating to Our Relationship with the Eurocom Group

Our principal shareholder owns a controlling interest in our company and is able to exercise significant influence over our business, including ways which may be adverse to our public shareholders.

Our controlling shareholder, Euronet Communications Ltd., holds 68.81% of our ordinary shares. Euronet Communications is a wholly owned subsidiary of Eurocom Communications Ltd., which is a 50.3% owned subsidiary of Eurocom Holdings Ltd. (an additional 0.7% interest is owned by Mr. Shaul Elovitch, our chairman, and the chairman of the board of directors of Eurocom Holdings Ltd.). As a result, Eurocom Communications and Eurocom Holdings will continue to be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval, including:

- the composition of our board of directors including the appointment and removal of officers;
- mergers or other business combinations involving us;
- acquisitions or dispositions of our assets;
- future issuances of our ordinary shares or other securities;
- our incurrence of debt;
- various amendments, waivers and modifications to the agreements between Eurocom Communications and its affiliates and us; and
- payments of dividends on our ordinary shares.

There may be conflicts of interest between our controlling shareholder and us.

Our relationship with Eurocom Communications may eliminate or reduce some opportunities for revenue growth and reducing costs. Eurocom Communications, which indirectly controls us, or its affiliates could prevent us from entering into commercial relationships with third parties, such as its competitors, additionally its competitors may choose not to enter into commercial relationships with us because of our close relationship with Eurocom Communications and its affiliates.

We also obtain various strategic advantages from our affiliation with Eurocom Communications. We expect these relationships to continue and for us to enter into additional contractual relationships with Eurocom Communications or its affiliates in the future. However, there can be no guarantee that our existing relationships will continue or that additional relationships will develop. Specifically, if Eurocom Communications were to dispose of all or a significant proportion of its shares in our company or decided to pursue its Israeli Internet business through another entity, it may be less willing to enter into or continue contractual and strategic relationships with us. The termination of some or all of our relationships with Eurocom Communications could impede the growth of our business and increase our training and network costs and other costs of operations.

Some of our directors are also directors, officers or employees of Eurocom Communications and own its equity securities. Accordingly, conflicts of interest may arise from time to time between their interests in Eurocom Communications and us particularly with respect to our contractual relationships and the pursuit of overlapping corporate opportunities. We have not adopted any formal plan or arrangement to address such potential conflicts of interest and intend to review related-party transactions with Eurocom Communications or any of its affiliates in accordance with the provisions of the law, on a case-by-case basis.

Because we have interlocking directors with Eurocom Communications, there also may be inherent conflicts of interest when such directors make decisions related to transactions between Eurocom Communications or its affiliates and us. We could lose valuable management input from such conflicted directors and officers. See also Item 7A "Major Shareholders" and Item 7B "Related Party Transactions."

Risks Related to Our Operation in Israel

Conducting business in Israel entails special risks.

We are incorporated and based in, and currently derive all our revenues from markets within the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

In recent years Israel has gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Our business may be impacted by NIS exchange rate fluctuations.

Most of our communications and advertising costs are quoted in U.S. dollars. As of June 13, 2002 we are required by law to state our prices in NIS to our residential and SOHO (small office and home office) customers. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. We do not currently hedge against foreign currency transaction risks. We have U.S. dollar denominated liabilities (rights of use leasing obligations for the international lines). In future periods our dollar assets (deposits) and our dollar denominated liabilities might cross hedge against future exchange rate fluctuations. Because all foreign currencies do not fluctuate in the same manner, we cannot quantify the effect of exchange rate fluctuations on our future financial condition or results of operations.

A substantial devaluation of the NIS in relation to the dollar would substantially increase the cost of our services to Israelis, who pay us in NIS, and is likely to result in subscriber cancellations and a reduction in Internet use and e-commerce in Israel.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

25

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

Risk Related to Our Ordinary Shares

Our share price has been very volatile, and may decline.

The market price of our ordinary shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- changes in market valuations of other Internet or online service companies;
- announcements of technological innovations or new services by us or our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in the status of our intellectual property rights;
- announcements by third parties of significant claims or proceedings against us;
- additions or departures of key personnel;
- future sales of our ordinary shares; and
- stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

Since the latter part of 2000, many Internet companies have suffered from a substantial decrease in their market value. Our share price plunged from a high of $30.00 in March 2000 to below $1.00 in April 2001 and closed at $4.62 on June 23, 2004.

Our share price could be adversely affected by the sale or the perception that certain shareholders could require us to sell their shares.

Prior to our IPO we granted Euronet Communications and other shareholders, who together hold 69.7% of our ordinary shares, registration rights under the Securities Act with respect to their shares, giving them rights to:

- include their shares in any registration statement filed by us following our 1999 initial public offering excluding any registration of employees' shares on Form S-8 or a similar form; and
- demand registration of their shares at any time after February 2000, in each case subject to certain conditions.

Following such registration, these shares will be available for sale in the open market. We cannot predict if future sales of our ordinary shares, or the availability of our ordinary shares for sale, will adversely affect the market price of our ordinary shares or our ability to raise capital by offering equity securities.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Israeli law, our articles of association and the terms of our licenses may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us, even if doing so would be beneficial to our shareholders. Specifically, under the terms of our licenses, any change of control requires the consent of the Israeli Ministry of Communications. In addition, the approval of the General Director of the Israeli Antitrust Authority may be required.

Under our articles of association, directors elected at the annual general meeting of our shareholders are classified into three classes. At each annual general meeting of shareholders, only directors for the class whose term is expiring will be up for election, and upon election such directors will serve a three-year term. The outside directors are not classified into the three classes stated above, and their term of appointment expires as provided by the Israeli Companies Law. See Item 6.A. "Directors and Senior Management."

Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. Anti-takeover

provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

- discourage potential acquisition proposals;
- delay or prevent a change in control over us; and
- limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting, unless such company amends its bylaws to require a different voting requirement. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. The purchase of shares leading to a 90% holding or more requires a full tender offer. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel in certain stock exchanges. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws. Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

38

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the laws of the State of Israel in April 1992 under the name Euronet Golden Lines (1992) Ltd. In June 1999 we changed our name to Internet Gold – Golden Lines Ltd. We are a public limited liability company under the Israeli Companies Law 1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 1 Alexander Yanai Street, Petach Tikva, Israel, and our telephone number is 972-3-939-9999. Our address on the Internet is www.zahav.net.il or www.zahav.msn.co.il. We also have an investor information site, at www.igld.com. The information on our websites is not incorporated by reference into this annual report.

We began our Internet access business in January 1996 under the brand name "Internet Gold." We provide a wide array of Internet services tailored to meet the needs of our residential, SOHO and business subscribers, including Internet access and related value-added services, as well as content and e-commerce activities through portals. Our Internet access packages include basic access accounts, ISDN dial-up accounts, leased and frame relay lines, dial-up networking, ADSL and cable services. We also provide hosting and value-added solutions. In July 2003 we won a government tender to provide IT services to Israeli government ministries.

From December 31, 2002 to December 31, 2003, our business subscriber base grew from 3,505 business subscribers to 4,144 business subscribers and our residential and SOHO subscriber base remained at the same level with 312,256 subscribers.

In July 2003, we entered into a long-term agreement with Barak I.T.C. (1995) Ltd., one of Israel's long distance carriers, to purchase rights of use, for 14 international fiber optic lines until 2017, with the option to extend the agreement for an additional five year period. Until August 2003 we leased international lines on a monthly basis at higher rates from various long-distance carriers. According to the agreement, we are obliged to connect all of the 14 international lines in the next three years. As of April 2004, we had connected eight of these lines. The total capacity of the lines is 2.2 Gigabits. This increased capacity was required to meet the demand of our rapidly growing broadband customer base.

In April 2004 we entered into a long-term agreement with Bezeq International Ltd, one of Israel's long distance carriers, to purchase rights of use in one international fiber optic line for at least 13 years beginning on May 2004. In May 2004, we entered into an additional agreement with Bezeq International Ltd. for an additional fiber optic line on the same terms. This increased capacity is required to meet the demand of our rapidly growing broadband customer base.

In June 2004, in accordance with the trends of liberalization of the communication market in Israel and opening the international telephony market to competition, the Israeli Ministry of Communications granted us a license to provide international telephony services with an international prefix code of 015. We expect to commence provision of the services during the third quarter of 2004. We will use professional and support staff, as well as our substantive VOIP experience and infrastructure to ensure provision of first-quality international telephony at competitive prices to Israeli individual consumers and enterprises.

In January 2000, we established Gold Mind Ltd., or Gold Mind, as a wholly owned Israeli subsidiary. Initially, Gold Mind had two major activities: developing Internet-content ventures and constructing sites. Currently, Gold Mind is engaged in the marketing and sale of Internet contents and technologies, such as an anti-virus service, value added services and virtual magazines and develops selected Internet content ventures. In May 2003, Gold Mind entered into an exclusive agreement with Play-TV, Playboy's official representative in Israel, for the distribution of Playboy's content on the Internet. In addition Gold Mind develops Internet interactive games and maintains an interactive Internet games website, Vgames. In March 2004, Gold Mind entered into a web-games collaboration with Partner Communications Ltd., an Israeli cellular operator, regarding the launch of a WAP version of Vgames for Partner's customers.

In January 2000, we established another wholly owned Israeli subsidiary, Internet Gold International Ltd., or IGI. IGI was formed with the goal of becoming a regional Internet group through the acquisition of, and establishment of partnerships with, local Internet service providers, IT companies and media groups in emerging markets. We withdrew from this activity in late 2000 except, with respect to a small investment in a Greek ISP in which we have a 15.2% interest. Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers in Israel.

In June 2000, we established MSN Israel Ltd., a 50.1% owned Israeli subsidiary, together with Microsoft Corporation (49.9%). MSN Israel launched its portal in April 2000, offering Hebrew-reading Internet users state-of-the-art MSN features such as personalized services, "Hotmail," "Messenger," "Passport," instant messaging, news, an Internet search engine, business services and e-commerce services. We agreed to invest in MSN Israel and be responsible for up to $10 million of its operating losses and capital expenditures. Microsoft and us will be proportionately responsible for any losses and capital expenditures exceeding $10 million. As of December 31, 2003, MSN Israel had incurred consolidated losses of NIS 33.8 million ($7.7 million) and we had recorded NIS 0.05 million ($0.01 million) of capital investment in MSN Israel in compliance with the agreement.

In November 2001, MSN Israel entered into an agreement with Zeevi Computers & Technology Ltd. and Start Net Ltd. pursuant to which MSN Israel undertook to operate, at its expense, the Israeli portal "Start.co.il" for a period of 36 months and to provide it with certain services. MSN Israel has the right to cease operating the portal under certain circumstances and it will not be responsible for any liabilities incurred prior to the date of the agreement. In November 2002, MSN Israel exercised the option granted to it under the agreement, to acquire 50% of Start Net Ltd., and as a result now holds 50% of Start Net Ltd. Zeevi Computers & Technology Ltd. is currently under a dissolution process, and MSN Israel is currently negotiating the purchase the remaining 50% interest in Start Net Ltd. In July 2002, MSN Israel was granted an ISP license, which was extended until the end of May 2004. MSN Israel has decided not to apply for the extension of the license. In 2003, MSN Israel reached operating profitability as it developed new revenue channels such as Hosted Exchange, Hotmail's successful mail platform, and Messenger, which more than doubled its instant-messaging user base during the year. These new services provide unique added value for MSN's customers and provide new revenue sources for us.

In January 2000, we, along with Bank Hapoalim, Isracard, Superpharm and Eurocom Marketing, established Gold Trade to provide e-commerce services. In accordance with Gold Trade's primary intended activity, Gold Trade launched the "P1000" mega-mall in June 2000. In May 2000, Gold Trade acquired the business of Best Deal Ltd., an Israeli company engaged in mail order catalogue sales. Since the end of 2001, Gold Trade's main activity is the sale of products and services by means of electronic tenders and outgoing telemarketing. In May 2002 Gold Trade ceased producing and mailing catalogues, which was a separate line of business from Gold Trade's other activities, and ceased importing products in relation to such activity. Since then, Gold Trade has focused on its e-commerce activity, continuing telemarketing sales to its large customer database, and operating a call center for certain third parties and for the sale of products offered by Gold Trade. Since January 1, 2002 we ceased to consolidate the operations of Gold Trade in our financial statements and account for it on an equity basis. In April 2003, Gold Trade published a rights offering. In September 2003 we invested under the rights offering $2.4 million in cash and by means of waiver of debt, and raised our ownership interest in Gold Trade to 48.27%.

We made capital expenditures of NIS 11.9 million ($2.7 million) in the year ended December 31, 2003, NIS 12.6 million ($2.9 million) in the year ended December 31, 2002 and NIS 18 million ($4.1 million) in the year ended December 31, 2001.

In the year ended December 31, 2003, we invested NIS 8.7 million ($2 million) in new network equipment and computers, NIS 2.9 million ($0.7 million) in furniture and office equipment and NIS 0.2 million ($0.06 million) in leasehold improvements.

During 2004, we expect to incur capital expenditures of approximately NIS 14 million ($3.2 million), mostly for network equipment and computers. As of June 1, 2004, we are bound by contractual undertakings for $0.6 million of such amount, mostly for network equipment and computers.

B. BUSINESS OVERVIEW

Industry Overview

Internet Services

Growth of the Internet and E-Commerce. The Internet is an increasingly significant global medium for communications, information and online commerce. The Internet has grown rapidly in recent years both in terms of the number of users and the number of websites. In April 2004, there were over 750 million Internet users worldwide, compared to approximately 360 million in 2000. According to a Yankee Group survey, European broadband users already spend more time with the Internet than watching TV. For many businesses, the Internet has created a new communications and sales channel, enabling large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively.

Evolution of the Internet Services Market. Today, Internet services consist primarily of Internet access, web hosting, co-location services and e-commerce solutions. Access services represent the means by which ISPs interconnect business and consumer users to the resources on the Internet. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services. ISPs vary widely in geographic coverage, subscriber focus and the nature and quality of services provided to subscribers. In our experience, consumers are generally focused on speed and reliability of access, ease of use, subscriber service and price as they evaluate an ISP. In addition to speed and reliability of access, we believe many business subscribers want all their Internet-based requirements, such as access, web hosting, content and services offering and e-commerce applications, met by a single provider that can provide integrated Internet solutions, including a single billing statement for all services.

An increasing number of companies provide information and conduct e-commerce over the Internet, and as a result, Internet operations are increasingly becoming critical to the commercial and communications operations of many enterprises. However, many businesses lack the resources and expertise to develop, maintain and enhance, on a cost-effective basis, the facilities and network systems necessary for successful Internet access and operations. Accordingly, businesses increasingly seek outsourcing arrangements to enhance their website reliability and performance, provide continuous operation of their Internet solutions and reduce related operating expenses.

As a result, there is increasing demand for ISPs to offer "turnkey" Internet services. An increasing number of ISPs are beginning to supplement their basic Internet access services with a variety of commercial services that facilitate e-commerce, including web hosting, server co-location, remote account management, and other value-added services. These services expand an ISP's potential revenue streams from basic monthly access fees to other fees, including set-up and maintenance charges.

The Israeli Market. One of Israel's most important resources is its experienced and highly educated work force (one third of Israel's labor force has high education qualifications). Israel has a population of more than 6.4 million people and approximately 2 million households. With a highly educated population, Israel has developed an export-oriented, technology-based, industrialized economy. The Israeli market adapts quickly to new technologies, especially in the communications technologies field. According to the Israeli Ministry of Communications, in 2003 Israel had a cellular penetration rate of 94% (compared to a penetration rate of approximately 91% in 2002) and a multi-channel television (cables and satellite) penetration of approximately 70% (compared to a penetration rate of approximately 65% in 2002).

Today, Internet services in Israel consist primarily of Internet access, web hosting, co-location services, content services and e-commerce solutions. Access services vary from dial-up and broadband access for individuals and small businesses to high-speed dedicated access primarily for larger organizations, and can range from simple dial-up access to highly organized, personalized access coupled with value-added services.

The Israeli market experienced an impressive growth of the broadband Internet market, which had more than tripled to 640,000 subscribers in 2003, since 2002. In 2003, 430,000 new subscribers were added, more than twice the number of new subscribers in 2002. The Ministry of Communications reported that the broadband access penetration rate for households had risen

32

from 11% in 2002 to 30% in 2003, giving Israel one of the highest rates of broadband access in the world.

This growth was mainly attributed to attractive prices, competition and marketing efforts by ISPs and competition between Internet infrastructure providers. This competition led to massive advertising. The combined effect was the rapid recruitment of new subscribers for broadband Internet, some of whom did not have Internet access before at all, although most migrated from dial-up to broadband service. Market surveys estimate that in the end of 2003 more than 60% of Israeli Internet subscribers had broadband access.

International Telephony Services

Since the opening of the international telephony market to competition in 1996, only three companies (Bezeq International, 012 Golden Lines and Barak) have provided international telephony services in Israel. The market, estimated to be two billion minutes and $440 million per year, is equally divided between the three companies. On June 2, 2004, we received a license to provide international telephony services. We believe that Netvision Ltd. as well as Xphone, a British company, will also be granted licenses.

Our Strategy

From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions for services offered by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 224% increase in the number of broadband customers in 2003 as compared to the year 2002. We have decided to continue this policy during 2004. Due to the price reductions, caused by the aggressive competition in the broadband market and our marketing efforts to attract customers, our profitability may be impaired.

Services

We offer a wide range of Internet access alternatives to meet the needs of our residential and business subscribers. We also offer a broad array of basic and value-added Internet services to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services, we seek to develop both our residential and business subscriber base.

Internet Access. We offer our high-speed continuous access connections employing digital leased lines at various bandwidths to meet customers' needs, as well as ADSL and cable TV access services. In addition, we offer dial-up modem subscribers Internet access via our 6 points of presence at speeds of up to 56Kbps for regular analog telephone lines or at 64Kbps (or 128Kbps) for Integrated Services Digital Network or ISDN.The following table summarizes several of our most popular Internet access packages in Israel:

Access Services	Summary Description	Target Customers	Current Pricing Information
ADSL Accounts	Broadband services using ADSL technology.	Small business subscribers and residential users.	Average monthly fee of NIS 39 to NIS 89, depending on the services provided.
Cable Accounts	Broadband services using cable technology	Small business subscribers and residential users.	Monthly fee of NIS 39 to NIS 89, depending on the services provided.
Basic Access Account Standard Plan	Internet access using modems to dial-up our network.	Small business subscribers and residential users.	Unlimited Package - monthly fee of NIS 55 to NIS 69 (subject to period of contract). Hour Based Package – fee of NIS 12.49 to NIS 59.9 for four to twenty five hours per month. Additional hours cost NIS 2.5 each.
ISDN Dial-up Accounts	Basic Account with digital service, which provides faster access, also known as ISDN access.	Small business subscribers and residential users.	Monthly fee of NIS 55 to NIS 69 (subject to period of contract).
64Kbps and up leased Frame Relay Line	Twenty-four hour high speed dedicated Internet access to carry data traffic at a speed of 64Kbps and up.	Business subscribers.	Monthly fee of $99 to $1300, depending on the services provided.
Dial-Up Network (ISDN, ADSL & Cables)	Enterprises can connect their entire PC network to the Internet via one router (analog or digital).	Business subscribers.	Monthly fee of $ 29 to $349, depending on the number of network stations in an office and the services provided.

Value-Added Services. We introduced a variety of enhanced, value-added services that enable our residential and business subscribers to obtain high-speed Internet access, outsource their Internet facilities and systems requirements and undertake e-commerce initiatives. The following table summarizes the current offering of residential and business value-added services:

Business Service	Summary Description	Target Customers
Commercial website Hosting and Server Co-Location	Through this service, a subscriber's website is "hosted" on our servers or its computer is installed in our network operations center. In either case, the subscriber benefits from our existing management facilities and receives a high-speed, full-time connection to the Internet; direct access to our high speed network; use of our backed-up power supply, network monitoring system and daily data back-up; a secure climate-controlled environment; and 24/7 technical support. All access to these websites via our servers or the co-located servers are processed on our servers.	Business subscribers.
Global Roaming	Our systems are connected to the iPass roaming system, which enables our subscribers to access their Internet accounts while on the road, without incurring long distance access charges. iPass provides secure connections to corporate networks, e-mail and the Internet in approximately 150 countries. iPass contracts with over 200 global tier-one network providers to deliver on-demand local connectivity.	Business and residential subscribers.
Integrated Expert services	Installing and maintaining LAN & WAN infrastructures with full technical support.	Business subscribers.
Security services and products	Penetration tests for networks and applications, security assessments, internet fraud investigations and security maintenance, content filtering service. Installing and maintaining of firewall machines.	Business subscribers.
Unified Message	Allows a subscriber to receive faxes from anywhere to his mailbox at Internet Gold.	Business and residential subscribers.
Virtual Magazines	Variety of virtual magazines in many different fields (news, economics, children, food, sports, computers, lifestyle and leisure, etc.).	Residential subscribers.
Gold Mail	This service allows a subscriber to gain access to his e-mail from any computer.	Business and residential subscribers.
Call Me	This service enables a subscriber to receive telephone messages while surfing the net, using only one telephone line.	Business and residential subscribers.

Business Service	Summary Description	Target Customers
Vgames	Vgames.co.il, Israel's first and largest gaming website, operated since October 1999 by our wholly owned subsidiary, Gold Mind. It supplies Israeli gamers with daily information about the interactive entertainment industry: news, previews, reviews and downloads. Since April 2001, Vgames operates an online gaming community called "Vgamers Club," where paying members receive a semi-weekly online gaming magazine.	Residential subscribers.
Anti-Virus	Integrated anti-virus service which protects the mail box from virus threats. The anti-virus program detects and removes viruses from e-mail attachments.	Business and residential subscribers.
Anti-Spam	This service enables users to deal better with the proliferation of "junk mail" (spam), saves time, prevents waste of storage space and prevents exposure by children to inappropriate content.	Business and residential subscribers.
Web Sites	Variety of paid portals and websites in varied topics (sports, children, leisure & life style).	Residential subscribers.
On Line Backup	This service enables the users to automatically backup files and save them for long periods with the ability to retrieve them immediately	Business and residential subscribers.

E-Commerce. Through Gold Trade we offer a vast variety of products and services by way of electronic tenders, as well as online shopping and transactional opportunities for a wide range of other products and services. We emphasize expanding and refining our services to enhance our subscribers' Internet experience. Our research and development staff is engaged in a variety of technical development and service enhancement activities and continuously evaluates new and innovative ideas and third-party software products and technology for potential incorporation into our systems and services. We also regularly update and expand the online services provided through our portals, organize content and develop online guides, help screens and other user services and resources.

Customers

Generally, we have been successful in attracting and acquiring new subscribers and retaining existing subscribers. Subscribers are those customers to whom we provide dial-up, broadband or dedicated Internet access, and include customers paying full rates as well as those with special introductory packages. From December 31, 2002 to December 31, 2003, our business subscriber base grew from 3,505 business subscribers to 4,144 and our residential and SOHO subscriber base remained at the same level with 312,256 subscribers, representing a 18%

growth rate in our business subscribers. Our broadband subscriber base grew from 32,977 broadband subscribers to 106,573, representing a 242% growth rate. Our monthly churn rate decreased from 1.7% in 2002 to an average of approximately 1.4% in 2003. Churn rate represents the number of subscribers canceling during a month as a percentage of the number of subscribers at the beginning of the month. There has been an increase in our residential and SOHO subscriber base in the first quarter of 2004 and in our business subscriber base, and as of March 31 2004 we had 318,448 residential and SOHO subscribers (126,095 are broadband users) and approximately 4,150 business subscribers (most of them are broadband users).

Certain Strategic and Other Relationships.

As part of our strategy, we have entered into strategic and other relationships with reputable Israeli and international companies. Our principal relationships are as follows:

Microsoft Corporation. MSN Israel is jointly owned by us 50.1% and Microsoft Corporation 49.9%. The MSN Israel portal provides the same look and feel as MSN Worldwide and uniquely combines leading Israeli content and e-commerce providers and integrates them with Microsoft's leading network services.

Eurocom Group. Our principal beneficial shareholder, Eurocom Holdings Ltd., is an Israeli company, which holds interests in various telecommunications and satellite communications companies. One of our principal strategic relationships is with companies affiliated with Eurocom Holdings:

In September 1999 we established Gold Trade, an e-commerce affiliated company, in which we own a 48.27% interest, together with Eurocom Communications, a subsidiary of Eurocom Holdings, by its fully owned subsidiary Eurocom Marketing (which holds 48.36% in Gold Trade) and three additional minority shareholders.

International Operations. In March 2000, IGI acquired a 19.9% equity interest in Compulink Network S.A., an ISP in Greece. To date, IGI has invested $950,000 in Compulink Network and currently holds a 15.2% interest in that company. In the third quarter of 2003, IGI recorded an impairment charge of NIS 2.6 million ($0.6 million). In the first quarter of 2004 IGI recorded an additional impairment charge of NIS 0.7 million ($0.16 million). As of June 1, 2004 the value of IGI's investment in Compulink is estimated to be NIS 0.9 million ($0.2 million). We are constantly evaluating the value of our interest in Compulink. Currently we do not expect any improvement in Compulink's financial situation. Accordingly, we will probably be required to make additional impairment charges in the foreseeable future.

Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers in Israel.

Marketing and Sales

Our marketing and sales strategy combines brand building and demand increasing advertising with multi-channel marketing. We use multiple distribution channels: authorized dealers and networks, cooperation with business partners and mass distribution. We continually evaluate the effectiveness of our sales and marketing programs, primarily by analyzing sales statistics such as call volumes, sales volumes, and incentive offer response, in order to refine our marketing campaigns. We currently employ 157 sales representatives, 126 who focus on the residential subscriber market and 31 who focus on the business subscriber market.

Marketing to Residential Subscribers

Our integrated marketing and sales efforts for residential customers include the following elements:

Marketing Activities. We engage in a variety of marketing and promotional activities to stimulate awareness of our broadband access services. These efforts are directed both to consumers who have not previously subscribed to Internet access services and to Internet users who may switch to our services after learning of their affordability and reliability. We principally employ targeted high-visibility media, including television, radio, Internet and printed media advertising, to solicit new subscribers. Our advertisements include a toll free 800 number (for regular phones), to allow potential customers to contact our sales staff.

In addition, 8% of our new subscribers in 2003 came from referrals by existing customers. Accordingly, we believe that our delivery of superior customer service and support and our associated high levels of customer satisfaction have led to positive customer referrals. To attract additional subscribers and encourage existing subscribers to subscribe for additional services, we also make special offers and offer promotional discounts on one-time registration fees for dial-up subscribers. Our sales staff handles calls from prospective subscribers and follows up on leads generated by current service promotion packages, advertising at unique events and by proprietary database searches specific to particular service promotions.

We engage in several activities to increase customer usage of our services by upgrading their surfing packages to broadband access and offering them a variety of value added services and products. Our marketing and sales staff is using our customer database in order to approach relevant segments and offer them incentives to upgrade their packages to broadband access. Our after-sale activities include offering value-add services such as anti-virus or anti-spam services as well as a variety of newsletters and content services such as Vgames.

We recently renewed our logo and changed our slogan to "Surf with a smile." We strongly believe that as a leading ISP we should focus on enriching customers' experience. As such, our TV campaigns feature a popular stand-up comedian who mentions our Internet activities such as the downloading files, chatting and upgrading into broadband access. We have a new channel under the MSN portal (www.smile.net.il) to promote the very same points and publish, by mail, a colorful and informative monthly newsletter named "Home Page" to our subscribers.

Joint Marketing Programs. Our channel marketing program involves the promotion of our services by our marketing partners to their own customers. We believe that the subscribers obtained through our relationships with joint marketing partners accounted for at least 10% of our new subscribers in 2003. These joint marketing programs provide us with distinct advantages, including:

- ability to gain leverage from the marketing partner's brand through joint advertising and promotions; and

- cost-savings from contributions from marketing partners to our advertising and promotions budget.

Our marketing partners typically display our applications and logos in their retail stores, distribute our literature and promotional materials with their own products and services, and engage in joint promotion and co-marketing activities with us. Registering a new customer is easily performed through our unique on-line registration web accessed platform. The sources through which we obtain customers include:

- Israel's major consumer clubs like IDF personnel (www.mcc.co.il) and Israel's Teachers Union (www.itu.org.il) to which we offer specially tailored Internet packages.

- home PC retail chains such as BUG (www.bug.co.il) located in the largest shopping malls in Israel, offering our Internet services accompanied with relevant software, hardware and communication products; and

- many dozens of stand-alone PC stores that promote our Internet service for a success fee.

Marketing to Business Customers.

In marketing our services to business customers, our integrated marketing and sales approach is based on a one-stop-shop concept with an end-to-end solution for our business customers' communication needs, including:

Direct Sales. We offer our products and services through a consultative sales approach, which enables us to better understand customers' needs and provides a variety of bundled Internet and IP application and communication solutions. We offer a broad portfolio of data-security solutions, Web sites and servers hosting & co-locations solutions, data VPN and global IP communication solutions as well as professional services and whole system support services. Our approach is specifically designed to meet the budget and quality specifications of each business customer. We believe that our individualized approach allows us to provide our business customers with comprehensive solutions and superior ongoing support. We employ business sales representatives who have strong technical backgrounds and training. This approach helps us to better understand the needs of each customer's local business community and become familiar with the products, personalities and corporate identities of individual local companies. We also use direct marketing, including direct mail, telemarketing, seminars and trade show exhibits to target these business customers.

Marketing Partners. We have entered into business-oriented product development and marketing alliances with partners. In addition we have built a network of authorized dealers, mainly business computer network integrators, which generates considerable amount of business leads and contracts.

Customer Retention Program. We have a team of experienced representatives specializing in residential and business customer retention. This team handles all incoming calls from customers and utilizes a series of specially designed "retention tools" to help the representatives convince customers to stay connected.

Marketing of International Telephony Services.

We plan to leverage our customer base as well as our partners and Internet channels in order to penetrate to the international telephony market. We also intend to offer better pricing schemes than the ones offered today by our competitors and will provide new services to customers.

Subscriber Service

We have a strong commitment to subscriber satisfaction. Subscriber satisfaction has contributed to our efforts to keep churn rates low and achieve subscriber growth through subscriber referrals. We believe that the key factors contributing to subscriber satisfaction are network performance -- primarily the reliability and speed of the Internet access service -- subscriber technical support and the range and quality of our products and services.

Technical Support. Knowledgeable and experienced support teams able to efficiently diagnose subscriber problems and prescribe corrective measures staff our technical support team. Technical support is available to all subscribers, 24 hours-a-day, seven days-a-week, 364 days a year. In order to efficiently service the different levels of support required, we maintain two separate technical support telephone banks staffed by two separate groups of technical support representatives to field calls from residential and business subscribers respectively. In addition, our technical support staff for residential subscribers is divided into sub-specialized teams, one dealing with first time connection and the other providing ongoing support to previously connected customers. This system enables us to more efficiently address a wide range of technical problems for a variety of systems. Every subscriber can access our service and technical support by telephone, e-mail or fax. We also publish printed reference materials and maintain on our websites comprehensive descriptions of our subscriber care services, as well as troubleshooting tips and configuration information. In addition, technical support is available not only in Hebrew, but also in English, Russian and Arabic. Currently, we have about 193 technical support personnel for residential subscribers and 22 technical support personnel for business subscribers.

Subscriber Service. Our subscriber service department answers subscriber account, registration and other post-sale questions. Subscribers can also utilize our extranet to obtain real-time interactive subscriber service, and we have developed an online account information system that enables subscribers to view their bills and usage records on the Internet. Currently, we have 147 service personnel for residential subscribers and 20 service personnel for business subscribers.

Non-technical subscriber support for our business subscribers is also provided by our business sales team, which works closely with the subscriber support group in handling pre- and post-installation questions raised by business subscribers. The business sales team also works with the business technical support group to ensure that subscriber's expectations are met.

Network and Technology

Our network infrastructure is designed to provide subscribers with reliability and speed and to minimize our costs through efficient use of our international and domestic bandwidth and implementation of a scalable infrastructure. Reliability is primarily achieved through redundancy in mission critical systems that minimizes the number of "single points of failure," i.e., points where the failure of a single component of the network could interrupt service to customers. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections, aggressive load balancing and high-speed switching cores. Efficient bandwidth use is attained through policy-based routing and enhanced Internet web caching that optimize traffic through our multiple Internet connections.

Network Infrastructure. Subscribers access our services by connecting to a network with their PCs or other terminal devices using local telephone service or cable infrastructure. Network connections are made through communications hardware, such as telephone lines, as well as routers, switches and modems, which we own and which serve to direct data and enable communication among a variety of computer operating systems. The network infrastructure which is utilized, consists of three primary tiers: local points of presence; a middle tier, which connects the points of presence to regional network operations centers; and an international bandwidth tier, which connects the network operations centers to the Internet backbone. The network currently includes six points of presence and has the capability to provide dial-up access, with local telephone calls, to the entire Israeli population. We lease the land on which the points of presence are located from various landowners. The network operations centers are currently connected to the Internet through the following links:

Bandwidth: Incoming and outgoing – Total of (1,395 MB/sec)

Current Service:

- 7 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to London.
- 2 X 155 MB/sec (STM-1) leased fiber-optic line from Petach Tikva to New York.

We use only digital incoming lines. We provide 56Kbps (V.90 and V92) surfing capabilities at all ports, and use the leading RAS –(remote access server) technology from 3Com, as well as Cisco routers at all of our points of presence. We are the first Israeli Internet service provider to use ATM wide- area-network technology in its connection centers. We continuously monitor capacity demands on our network, so network resources grow ahead of market demands. Generally, when the network reaches 70% to 80% utilization, which may occur at peak hours, we either order new capacity from third-party vendors or buy the necessary new systems and equipment in order to handle the current and forecast higher rates of use.

Network Design. Each of our points of presence includes hardware along with routing equipment and associated leased-telephone line interface devices. Modems are interconnected to switched telephone networks serving the local area and high-speed telephone lines connect the point of presence router to other sites within our network. The hardware and software deployed at each physical facility allow us to analyze the performance of the network and perform limited maintenance remotely. Based on subscriber growth and demands, we lease new high-speed telephone lines and install hardware into our network. This allows additional traffic to travel over the network in a more efficient fashion.

Network Centers. We currently operate through fully redundant network centers in Israel. In order to ensure reliable service, our network centers monitor network traffic, quality of service and security issues, as well as the performance of the equipment located at each of our physical locations. These facilities also serve as the primary site for our delivery of business services and communications between our physical locations and external service providers. We monitor our network centers on a 24 X 7 basis. Our monitoring systems are connected to a paging system that automatically warns the appropriate technical support staff of potential network faults, overcapacity or other problems. We intend to continue to enhance the capabilities of our network centers as our subscriber base grows.

We acquired an advanced international switching system (soft switch) in order to provide international telephony services. The soft switch will be connected to the local Bezeq (PSTN) network and to all the cellular operators in Israel. We will connect to international communication operators for the purpose of receiving and sending voice traffic, via our existing IP network, using our network support in MPLS protocol to guarantee quality of service (QOS) for voice traffic on the Internet. We intend to use our two existing points of presence in New York and London in order to activate efficient and quality links to international communication operators.

In addition, we purchased an anti-fraud system, which continuously monitors all voice traffic on the net and are establishing a network operation center designated for fraud prevention. This center will be manned 24 hours a day by anti-fraud experts who will frequently monitor the voice traffic in order to prevent fraud.

Competition

The market for the provision of Internet access and value added services is competitive and highly fragmented. As there are no significant barriers to entry, we expect that competition in this market will intensify and that we may not be able maintain our strong position in the Israeli market.

We believe that the primary competitive factors determining success as an Internet service provider are:

- pricing;
- a reputation for reliability and high-quality service;
- effective customer support;

- access speed;
- effective marketing techniques for customer acquisitions; and
- ease of use.

We believe that, to date, we have competed favorably, based on these factors, particularly due to:

- our strong brand recognition, achieved principally through innovative marketing programs; and
- our emphasis on providing fast and reliable, high quality services and superior customer service and support.

Access Services

Our current principle competitors are four other major ISPs in Israel. These competitors are: (i) Bezeq International Ltd., our principal competitor, a subsidiary of Bezeq, Israel's domestic telephone monopoly; (ii) NetVision Ltd., is affiliated with IDB, one of the largest holding companies in Israel; (iii) 012 Golden Lines, an affiliate of an Israeli cable company; and (iv) Barak ITC Ltd. Except for NetVision Ltd., the other three competitors are international telecommunications carriers that provide services in Israel. Following the opening of the international telecommunications market for competition in April 2004, we, as well as Netvision Ltd., applied to the Ministry of Communications for a license to provide international telephony services. On June 2, 2004, we received our license. We believe that Netvision, as well as Xphone, a British company, will also be granted licenses.

In the future we may have additional competition from new local telecommunication operators, such as Cellcom, Partner and Pelephone, the major cellular carriers in Israel which have already received ISP licenses and from international ISPs. We do not know at present to what extent the entrance of such new competitors will affect our business.

Moreover, we expect to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, DBS and cable companies. For example, advances in technology have enabled cable television operators to offer Internet access through their cable facilities at significantly faster speeds than existing analog modem speeds. These companies could exploit their current high rate of penetration of households and potentially include Internet access in their basic bundle of services or offer access for a nominal additional charge.

Portals

MSN Israel, currently competes with three other major portals in Israel: Walla, which is its principal competitor, affiliated with Bezeq International Ltd. (a subsidiary of Bezeq, Israel's domestic phone monopoly); Ynet, which is affiliated with the largest media group in Israel - Yedioth Ahronoth; and Nana, which is affiliated with NetVision Ltd.

E-Commerce

Gold Trade competes through the brand name "P1000" with three other major e-commerce providers in Israel. These competitors are: (i) Netaction, which is affiliated with NetVision; (ii) Olsale, which is a private company; and (iii) Walla Shops, which is affiliated with Walla and Bezeq International. There are additional small companies that are active in this area as well. In addition, Israelis are able to purchase products and services (including on-line brokerage services) on international e-commerce websites, such as E-Bay and Amazon.

Currently, most revenues from e-commerce in Israel are derived from auctions and group sales. We believe this trend will continue in 2004 as well.

Advertising on Portals

Israel's other domestic portals include Walla, Nana, Ynet and TheMarker. Walla is a Yahoo! style portal, that provides news and mail services. Nana is a NetVision portal. Ynet is a portal owned by Yedioth Ahronoth, a major Israeli daily newspaper, and TheMarker is owned by Ha'aretz, another major Israeli daily newspaper. In addition, many Israelis use international portals such as Yahoo! and MSN.com.

International Telephony Services

Since the opening of the international telephony market to competition in 1996, only three companies (Bezeq International, 012 Golden Lines and Barak ITC) have provided international telephony services in Israel. The market, estimated to be two billion minutes and $440 million per year, is equally divided between the three companies. We plan to leverage our customer base as well as our partners and Internet channels in order to penetrate to the international telephony market. We also intend to offer better pricing schemes than the ones offered today by our competitors and will provide new services to customers.

General

Some of our competitors and potential competitors have better brand recognition and greater financial, technical and marketing resources than us. In addition, Bezeq and the cable television companies have established network infrastructure which could provide them with lower cost access to subscriber homes for a range of competing applications and technologies.

Increased competition could result in:

- limited subscriber growth, increased subscriber cancellations and loss of market share;
- lower pricing for subscriber access and portal advertising and the need to offer more free access packages;
- the need to increase sales and marketing expenses;
- difficulty in attracting online advertisers resulting in lower advertising revenues;

44

- loss of visitors to our portals, including MSN Israel, and fewer page views; and
- our inability to develop a viable e-commerce business through Gold Trade.

We cannot guarantee that we will be able to continue to compete successfully against current or future competitors or that competitive pressures faced by us will not harm our business and financial results.

Proprietary Rights

General. Although we believe that our success is more a function of our technical and marketing expertise and subscriber service than our proprietary rights, our success and ability to compete depends in part upon our technology. We rely on a combination of copyright and trade secret laws, and contractual restrictions to establish and protect our brand and other proprietary rights. It is our policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except in specific circumstances.

Trademarks. . In order to refresh our image, as well as part of our preparations for the provision of international telephony services, we changed our logos and applied for their registration as trademarks in Israel. There is no guarantee that these trademarks will be registered or that we will obtain registration of other trademarks for which we may seek protection in the future.

Domain Names. *Domain Names.* We currently hold the Internet domain names: "zahav.net.il," "inter.net.il," "internet-zahav.net.il," "zahav.msn.co.il," "igld.com," "gold.net.il," "access.net.il," "smile.net.il," "Vgames.co.il" "hicareer.co.il" and various other related names. MSN Israel holds the Internet domain names: "msn.co.il," "start.msn.co.il," "start.co.il," "smsn.co.il," "mediacenter.co.il," "igold.net.il," "msn.net.il", "msnone.net.il," "msnnews2.co.il," "msnmobile.co.il," "hero.co.il," "ilovemessenger.co.il" and "zahav.ru" and has the right to use the domain name "hotmail.co.il." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in Israel and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names

Licenses. We have obtained licenses to bundle various third party software products in our front-end configuration software product. We intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. We cannot guarantee that such licenses or renewals will be available when required.

Government Regulation

General. The operation of telecommunications services in Israel, including Internet access services, requires the grant of a general or specific license under the Communications Law (1982). The Ministry of Communications regulates the provision of telecommunications services in Israel. As of February 10, 2004, the Ministry of Communications had issued 71 specific licenses permitting the provision of Internet services. To date, the Ministry of Communications has not generally sought to limit the number of licenses granted to potential ISPs.

License to Provide Internet and Related Services. We have received a license from the Israeli Ministry of Communications, which was renewed in January 2002 for an additional five year period. The license grants us the right to provide Internet and related services, which includes access to the Internet, access to electronic databases, e-mail services, encoded data, electronic data interchange and facsimile services. Our license is subject to several conditions, including conditions relating to the installation and operation of equipment, maintenance of equipment, and the use of certain permitted infrastructure and includes certain prohibitions with respect to services we are not permitted to provide. Our license also includes requirements regarding agreements with customers, marketing and advertising, customer service, and continuity of service. Under the Communications Law, the Ministry of Communications is entitled to amend the conditions of our license based upon various considerations such as government policy and public interest. Furthermore, the Ministry of Communications is entitled to cancel our license if we fail to comply with its terms and for other reasons specified in the Communications Law, such as providing false information to the Ministry. The new license is not identical to the old one, although it does not contain changes that have material effect on our business, financial conditions or results of operations.

The Ministry of Communications may cancel, restrict, or suspend our license as specified in the Israeli Communications Law, if:

- we request that the license be cancelled;
- we violate a material condition of our license;
- we violate or prevent the execution of an instruction of the Minister given under sections 11(b) or 13 of the Communications Law;
- we cease providing a service under the license;
- we go into liquidation;
- we do not maintain a satisfactory level of telecommunications services; or
- the Ministry of Communications decides, based upon consideration of public interest, that such action is required.

In addition, under the terms of our license, the Ministry of Communications may revoke our license if:

- we do not provide required or accurate disclosures to the Ministry of Communications; or
- we commit an act or omission which causes harm or restricts competition in the Internet sector.

46

In addition, under the terms of our license, the Ministry of Communications may change our license in case of:

- a change in our suitability to perform the actions required to be taken under the license or provide the services contemplated under the license;
- the change is required in order to ensure competition in the telecommunication field;
- the change is required in order to ensure the level of the services provided under the license; or
- technological changes in the telecommunication field justify changes to the license.

We do, however, have the right to a reasonable hearing prior to the amendment, cancellation or revocation of our license.

Our license requires that the Ministry of Communications approve in advance any proposed change of control in our company or any proposed assignment of our license.

MSN Israel was granted a license that was extended until May 31, 2004. MSN has decided not to apply for the extension of the license.

License to Provide International Telephony Services. On June 2, 2004, we received a license from the Israeli Ministry of Communications to provide international telephony services for a period of twenty years, commencing on the date of receipt of the license. The Ministry of Communications may extend the license for additional 10-year periods. The license grants us the right to provide international telecommunication voice services and other related services. The license is subject to several conditions, including conditions relating to installation and operation of equipment, maintenance of equipment, usage of frequencies, tariffs, payments of royalties, liability, insurance and guarantees. The license also includes requirements regarding agreements with customers, marketing and advertising customer service and continuity of service. Under the license, the Ministry of Communication is entitled to amend the conditions of our license based upon various considerations such as changes in the field of communications and government policy. Furthermore, the Ministry of Communications may cancel, restrict or suspend our license as specified in the Israeli Communication Law and regulations regarding the provision of international telephony services, if:

- we do not comply with the law;
- we refuse to disclose information which we were obligated to disclose under law to the Ministry of Communications;
- we do not duly pay royalties or other payments, which we were required to pay under our license;
- we fail to provide the required bank guarantee;
- there is a change of the control in our company; or

- we violate material conditions of our license, such as:
  - we do not provide the services within the required time frame;
  - we cease to provide the services;
  - we do not maintain a satisfactory level of telecommunication services;
  - we do not supply the services to the extent required under our license; or
  - we commit an act or omission, which causes harm or restricts competition in the international telecommunication field.

We do, however, have the right to a reasonable hearing prior to the amendment, cancellation or revocation of our license. The license prohibits us to transfer or to encumber our property that is associated with the license, unless the Minister of Communications gives prior written permission. We have to pay a fee for the use of frequencies and for operation and registration. We have to supply the international communication services within six months after the date our license was granted. We have to supply our customers with international communication services within nine months after our license was granted.

Other Regulations. We are also bound by various other government regulations, including requirements for registration of electronic databases under the Protection of Privacy Law (1984). We registered our database as required under this law.

C. ORGANIZATIONAL STRUCTURE

We are a member of the Eurocom Holdings Ltd. Group, one of Israel's largest privately owned communications group with a presence both in Israel and outside of Israel. Eurocom Holdings Ltd. is 100% owned by Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, one of our directors. Eurocom Holdings owns a 50.3% interest (and an additional 0.7% interest is owned by Shaul Elovitch) and Arison Investments Ltd. owns the remaining 49.0% interest in Eurocom Communications Ltd. Arison Investments is an Israeli investment company and the largest member of a consortium that controls Bank Hapoalim. Eurocom Communications' main controlled holdings are: Eurocom Cellular Communications Ltd., the representative of Nokia mobile phones in Israel; Eurocom Industries (1986) Ltd., a holding company that owns Eurocom Marketing (1986) Ltd., which markets office electronic equipment and consumer electronic products; Euronet Communications Ltd., Eurocom Digital Systems Ltd. (formerly Telbit Ltd.), a provider of customized networking solutions to businesses based on telephone network equipment and home digital telephones. Eurocom Holdings owns Radius Broadcasting Ltd. and Radio F.M Hashfala Ltd., Israeli companies, each of which owns a regional radio station. Eurocom DBS Ltd., which is 100% owned by Eurocom Media Communications EU Ltd. (a company owned 50.3% by Eurocom Holdings Ltd., 49% by Arison Investments Ltd. and 0.7% by Shaul Elovitch) owns approximately 30% in DBS Satellite Services Ltd.

Set forth below is the legal name, location and country of incorporation, percentage ownership and description of business of each of our subsidiaries.

Gold Mind, a wholly owned subsidiary established in Israel. Initially, Gold Mind had two major activities: developing Internet-content ventures and constructing sites. Gold Mind currently markets and sells Internet contents and technologies, such as an anti-virus service, value added services and virtual magazines and develops selected Internet content ventures. In May 2003 Gold Mind entered into an exclusive agreement with Play-TV, Playboy's official representative in Israel, for the distribution of Playboy's content on the Internet. In addition Gold Mind develops Internet interactive games and maintains an interactive Internet games website – Vgames. In March 2004, Gold Mind entered into a web-games collaboration with Partner Communications Ltd., an Israeli cellular operator, regarding the launch of a WAP version of Vgames for Partner's customers.

Internet Gold International Ltd., is a wholly owned subsidiary incorporated in Israel. Since the beginning of 2002, IGI has engaged in the promotion and advancement of cooperation activities with international corporations. Within the framework of such activities, IGI provides UUNET with Internet infrastructure segments for the benefit of UUNET's customers in Israel.

MSN Israel Ltd. is an Israeli corporation in which we own a 50.1% equity interest. Microsoft Corporation holds the remaining 49.9% interest in MSN Israel. MSN Israel operates a portal, offering Hebrew-reading Internet users state-of-the-art MSN features such as personalized services, "Hotmail," "Messenger," "Passport," instant messaging, news, an Internet search engine, business services and e-commerce services. As of December 31, 2003, MSN Israel (excluding Start) had an average of 3,703,097 page views a day and 306,677 unique users.

D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters are currently located in a 4,250 square meter leased facility in Petach Tikva, Israel. The term of the lease is ten years ending September 2009 and is subject to a renewal option for additional ten years.

The annual rent for the premises is approximately NIS 2.1 million ($ 0.48 million) linked to the rate of exchange of the U.S. dollar.

Our support department is located in a 250 square meter office in Ramat-Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2005. See Item 7.B. "Related Party Transactions."

In addition, we have six leases for our points of presence aggregating approximately 100 square meters in Haifa, Jerusalem, Kfar Shmaryahu, Ramat Gan, Rishon LeZion and Rehovot. The average lease term for our points of presence is two years.

Our subsidiary, MSN Israel, sub-leased office premises of 325 square meters from Gold Trade until December 31, 2003 (the termination of the first option period). Since January 1, 2004, MSN Israel is using 700 square meters, on the same terms, although the lease agreement was not renewed. Currently, our aggregate monthly rental cost for all the facilities leased by us and our subsidiaries is $57,000. In the year ended December 31, 2003, we paid an aggregate of $681,000 in rental costs.

While we believe that our facilities are adequate to serve our current needs, we may in the future need additional space in connection with the expansion of our operations.

In the year ended December 31, 2003, we invested NIS 8.7 million ($2 million) in new network equipment and computers, NIS 2.9 million ($0.7 million) in furniture and office equipment and NIS 0.2 million ($0.06 million) in leasehold improvements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion and analysis is based on and should be read in conjunction with Item 3A. "Selected Financial Data" as well as our consolidated financial statements, including the related notes, and the other financial information included in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

Overview

We are a leading Israeli Internet service provider serving as of December 31, 2003, approximately 312,256 residential subscribers and 4,144 business subscribers. We provide a wide array of Internet services tailored to meet the needs of our subscribers, including Internet access and other value-added services, e-commerce and content services.

We currently provide Internet services through a nationwide network providing dial-up, broadband, webhosting, web security and integration services. We offer a wide range of Internet access packages to meet the needs of our residential and business subscribers. We also offer related value-added Internet services, such as webfaxing, virtual magazines, anti-virus, anti-spam and hosting, to attract and retain subscribers, increase usage and create additional revenue streams. By offering high-quality, price-competitive Internet access and related services at a varied range, we seek to develop both our residential and business subscriber base. In addition to providing Internet access and related services, we are a major operator in the portals and advertising market through MSN Israel and in the e-commerce market through Gold Trade.

From the end of 2000 until the fourth quarter of 2002, we concentrated on a strategy focused on profitability rather than market share. During the fourth quarter of 2002, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in reductions of services prices by all ISPs. Due to this market environment, we adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control on our expenses. This strategy yielded a 224% increase in the number of broadband customers in 2003. We have decided to continue this policy during 2004. Due to the price reductions caused by the aggressive competition in the broadband

50

market and the expenses associated with our marketing efforts to attract customers, our profitability may be negatively impacted.

In June 2, 2004 we received a license to provide international telephony services.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 22 to our financial statements.

In accordance with applicable Israeli accounting principles, we maintain our accounts and present our financial statements in NIS, adjusted for changes in the Israeli consumer price index through December 31, 2003. Consequently, all previously published NIS amounts in our financial statements are adjusted each time we publish the new financial statements in order to reflect changes in the Israeli consumer price index, and so all information is presented in current NIS real terms. All financial information in this annual report, including financial information with respect to previous years, is presented in adjusted NIS as of December 31, 2003. This presentation permits the financial information to be presented in NIS with identical purchasing power. The translation of NIS amounts into dollars has been made solely for the convenience of the reader at the representative rate of exchange (as published by the Bank of Israel) at December 31, 2003 of NIS 4.379 = $1.00.

Beginning January 1, 2004, the adjustment of financial statements for changes in the Israeli Consumer Index are discontinued pursuant to Accounting Standard No. 12 published by the Israel Accounting Standards Board.

The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are most critical to aid in fully understanding and evaluating our financial condition and results of operation under generally accepted accounting principles are discussed below.

Revenue recognition. Most of our revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, electronic commerce and advertising revenues. Website hosting revenues are recognized as the services are performed. Electronic commerce revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract. We consider revenue recognition to be critical since we have many revenue engines. We evaluate our revenue recognition policy every quarter with respect to existing and new accounting principles. In addition, every quarter we examine the different parameters that may affect our revenues and their recognition, such as customer credits, accrued revenues and revenues from cooperation with third parties. According to these examinations we decide on the required changes, if any, in our revenue recognition policies. Based on our past experience, our policy was appropriate and did not require complex estimates.

Allowance for doubtful accounts. The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience. All accounts aged over 150 days and accounts which have been forwarded to our lawyers considered as doubtful accounts and are recorded as such. We evaluate our guidelines every quarter and examine the material parameters that might affect the assessment of our doubtful accounts, such as the population tendency to make timely payments, rate of checks returned for insufficient payment and blocked bank accounts. Our policy has been consistent and has proven itself over the years. Therefore, based on our past experience we believe this policy is appropriate.

Rights of Use of international fiber optic lines. We signed a long-term rights of use agreement which is presented in our financial statements as a capital lease. Amortization is computed by the straight-line method over the term of the agreement. According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities rather than investing activities from the acquisition of the fixed assets - financed by the lease. Under U.S. GAAP, such items are reflected as non-cash financing activities.

Accounting Standard No. 15 - "Impairment of Assets." In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment of Assets." The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet are not presented in an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method. As required under the Standard we evaluate its impact every quarter, review cash flow analysis, the market prices of our assets and other relevant estimates to ensure an adequate implementation of the Standard. Since we began to apply this Standard on January 1, 2003, we have not had sufficient experience to ensure that our estimates were appropriate.

Income taxes. Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

52

The law requires items to be included in our tax returns at different dates than the items are reflected in the financial statements. As a result, our annual tax rate reflected in our financial statements is different than that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some differences change over time. These timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years. In the reporting period, we have reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in our market, we cannot be certain as to our ability to further utilize the tax asset in the foreseeable future. Therefore, we have established a valuation allowance in the full amount of these losses.

Since we believe that Gold Mind will utilize its carryforward tax losses we recorded a deferred tax asset in Gold Mind.

The Effect of New Israeli Accounting Standards in the Pre-Application Period

Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements." Pursuant to this Standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued. Consequently, up to December 31, 2003, we have continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004.

Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency." The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This Standard applies to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 should have no effect on our consolidated financial statements.

Business Background

We earn revenues from Internet access services and value-added Internet services, advertising on our portals and e-commerce. To date, we have generated most of our revenues from our Internet access services to residential, SOHO and business subscribers. Internet access revenues primarily consist of monthly subscription for broadband and dial-up access to the Internet. As a result, our revenues are directly affected by the total number of our paying residential, SOHO and business subscribers and the average price for our Internet access service per subscriber. At December 31, 2003 the number of our residential and SOHO subscribers remained at the same level as in December 31, 2002, and the number of our business subscribers increased by 18% for the same year. The following table indicates for each of the years indicated, the number of our residential (including SOHO) and business subscribers (in thousands):

	2001	2002	2003
Broad Band	-	33	107
Dial-Up	173	133	63
Occasional	161	146	143
Total residential subsidiaries	334	312	313
Business subsidiaries	2,764	3,505	4,144

Most of our subscribers may cancel their subscriptions at any time. Some of our subscribers, who enter into annual, bi-annual or tri-annual contracts under special packages are subject to certain penalty payments if they cancel during the contract period, including payments for the free benefits they received as part of the special package. Cash received from subscribers is applied to working capital when received.

We also earn revenues from value-added Internet services, such as global roaming, web hosting, web faxing, virtual magazines, anti-virus, anti-spam and online e-commerce site implementation. We earn revenues for these services based either on our fixed prices for the service or a negotiated fee. In addition, we earn revenues from portal advertising at negotiated fees.

We bill for Internet access for a service month, which generally runs from the 20th day of the calendar month to the 19th day of the following calendar month. Revenues for services are accrued until the last day of the reporting period. Revenues for other services are recognized as the services are provided, including virtual magazines, anti-virus and website hosting and as products are delivered, including e-commerce activities. In cases where we assume responsibility for the goods sold in e-commerce transactions, we recognize the gross revenues. In cases where we act as a middleman we recognize the net commission as our revenues.

For both Internet access services and other services, we generally bill our residential subscribers on a monthly basis. Most of our residential subscribers pay us by credit card or a bank debit order. Business customers are billed on a monthly (or quarterly) basis, and we generally receive payment in full within 10 to 70 days of invoice.

54

Significant Costs and Expenses

Cost of Revenues. Our cost of revenues consists primarily of costs of communication services, salaries and related expenses, facilities costs and depreciation expenses. The communication services costs include costs for providing local telephone lines into our points of presence, the use of third party networks and leased lines to connect each of our points of presence to our regional network operations centers, the connection between our regional network operations centers, points of presence and the Internet backbone including satellite communications. We believe that a high level of subscriber satisfaction with the speed and reliability of our network is not only essential for retaining subscribers, but also essential for attracting new subscribers through personal referrals. Accordingly, we have spent significant sums on Trans-Atlantic-leased lines, to ensure adequate bandwidth to the United States.

We include salary costs for our technical and technical support staff in our cost of revenues. These employees are directly involved in providing our Internet access service to our subscribers. Most of our technical staff are full-time salaried employees and most of our technical support staff are part-time salaried employees.

Our cost of revenues also includes the costs of facilities used to provide technical services and depreciation, principally in respect of our network equipment.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of media advertisement and sales promotion costs as well as salaries, commissions and related costs for our sales representatives, facilities costs related to sales and marketing and credit card commissions. Credit card commissions are merchant fees based on the percentage of our revenue earned through credit cards.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and related costs associated with our executive and administrative functions, lease payments for our administrative facilities and other miscellaneous expenses. As of December 31, 2003, we (not including our subsidiaries) employed 218 full-time salaried employees and 431 part-time employees who are paid on an hourly basis. Staff costs include direct salary costs and related costs such as severance pay, social security and retirement fund contributions, vacation and recreation pay.

Financing Expenses/Income Net. Net financing expenses/income include financing costs, and interest income on our cash reserve and exchange rate differentials in real terms as well as devaluation of monetary assets and monetary liabilities up to December 31, 2003.

Non-Cash Charges. Under U.S. GAAP, but not under Israeli GAAP, we would recognize for the years ended December 31, 1999 through 2004, non-cash charges of NIS 2.6 million ($ 0.6 million) according to Accounting Principles Board Opinion No. 25 ("APB 25") (income of NIS 0.11 million ($ 0.03 million)) in the aggregate in 2003 for imputed compensation expense with respect to the issuance of employee options to purchase ordinary shares issued under our stock option plan prior to our August 1999 initial public offering. If in the future, we issue additional options under our stock option plan below the fair market value at the time of issuance, U.S. GAAP, but not Israeli GAAP, would require us to recognize an additional non-cash charge with respect to such issuance.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2001, 2002 and 2003, including the percentage from revenues data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this form 20-F:

	Year ended December 31,		
	2001	2002	2003
Revenues:			
Access revenues	74%	85%	81%
Other revenues	26	15	19
Total revenues	100	100	100
Cost and expenses:			
Cost of revenues	62	54	52
Selling and marketing expenses	27	20	23
General and administrative expenses	21	12	12
Total cost and expenses	110	86	87
Income (loss) from operations	(10)	14	13
Financing income (expenses), net	4	2	(2)
Other expenses, net	(1)	-	(1)
Net income (loss) after financing expenses	(7)	16	10
Income tax benefit	-	-	1
Net income (Loss) after income tax benefit	(7)	16	11
Company's share in net loss of affiliates	-	(1)	(3)
Minority interest in loss of a subsidiary	1	-	-
Loss of a subsidiary which the company does not intend to bear	-	-	-
Net income (loss) from continued operations	(6)	15	8
Net income (loss) from discontinued operations	(5)	-	-
Company's share in loss of a subsidiary from discontinued operations	-	(4)	-
Net income (loss)	(11)	11	8

Year ended December 31, 2003 Compared to Year Ended December 31, 2002

Under Israeli GAAP

Revenues. Revenues decreased by 3% from NIS 184.3 million ($42.1 million) for the year ended December 31, 2002 to NIS 179.6 million ($41 million) for the year ended December 31, 2003. The decrease is primarily due to the sharp competition in the market which resulted in lower access fees.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 81% of our total revenues for 2003, decreased by 7% from NIS 156.3 million ($35.7 million) for 2002 to NIS 146 million ($33.3 million) for 2003. The decrease is primarily due to the sharp competition in the market. We expect that in 2004 our access revenues will remain at the same level, based on our forecasts regarding the development of the access services market in Israel.

Other Revenues. Other revenues, which represented 19% of our total revenues for 2003, increased by 20% from NIS 28 million ($6.4 million) for 2002 to NIS 33.6 million ($7.7 million) for 2003. The increase is primarily due to the substantial growth of our interactive advertising and content-based value added services as well as intense efforts in after-sale activities. We expect that our other revenues will increase in 2004, based on our market research findings that the interactive advertising market should increase in Israel in 2004 and due to our activity as an international telephony services provider.

Cost of Revenues. Cost of revenues decreased by 7% from NIS 99.6 million ($22.7 million) for 2002 to NIS 92.9 million ($21.2 million) for 2003. The decrease is primarily due to our efforts in reducing costs of international lines. Cost of revenues as a percentage of revenues decreased from 54% for 2002 to 52% for 2003. We anticipate that our cost of revenues as a percentage of sales will remain at the same level in 2004, based on our forecasts and estimates regarding our international telephony activity.

Selling and Marketing Expenses. Selling and marketing expenses increased by 11% from NIS 37.1 million ($8.5 million) for 2002 to NIS 41.4 million ($9.5 million) for 2003. The increase is primarily due to our market share strategy to extend our share of the broadband market, including our advertising campaigns. We expect that our selling and marketing expenses will increase in 2004 due to our preparations for the provision of international telephony services, which will require intensive marketing activities.

General and Administrative Expenses. General and administrative expenses are similar to the expenses in the year 2002, NIS 21.2 million ($4.8 million) for 2002 to NIS 21.9 million ($5 million) for 2003. We expect that our general and administrative expenses will increase in 2004, due to our preparations for the provision of international telephony services.

Financing Income (Expenses), Net. In 2003 we had net financing expenses of NIS 3.2 million ($0.7 million) compared to net financing income of NIS 2.2 million ($0.5 million) for 2002. Our financing expenses are attributed to the exchange rate differentials on the U.S. dollar cash deposits that remained from our initial public offering.

Other Expenses, Net. IGI recorded an impairment charge of NIS 2.6 million ($0.6 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest.

Income Taxes. As of December 31, 2003, we had a tax loss carry forward on a consolidated basis of approximately NIS 81.3 million ($18.6 million). We cannot evaluate our ability to utilize our tax loss carry forward in the foreseeable future, except Gold Mind's tax loss carry forward of which we recorded deferred tax assets of NIS 1.9 million ($0.4 million) since we anticipate its utilization in the foreseeable future.

Company's Share in Net Loss of Affiliates. In 2003 we recorded NIS 5.3 million ($ 1.2 million) of our share in net loss of affiliates compared to NIS 8.6 million ($ 2 million) in 2002. The decrease is due to a decrease in Gold Trade losses in 2003 compared to 2002.

Net Income. We reported net income of NIS 14.3 million ($3.3 million), for the year ended December 31, 2003 as compared to a net income from continuing operations of NIS 26.4 million ($6 million) for the year ended December 31, 2002 and a net loss from discontinued operations of NIS 6.4 million ($1.5 million), for the year ended December 31, 2002

Under U.S. GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

General and Administrative Expenses. General and administrative expenses were similar to both years, NIS 21.7 million ($5 million) for 2002 and NIS 21.8 million ($5 million) for 2003. The differences between Israeli GAAP and U.S. GAAP relating to our general and administrative expenses are due to the recording of compensation expenses under U.S. GAAP in accordance to our employee stock option plan required under APB No. 25.

Company's Share in Net Loss of Affiliates. In 2003, we recorded NIS 4.7 million ($ 1.1 million) of our share in the net loss of affiliates compared to NIS 11.3 million ($ 2.6 million) in 2003. The decrease is due to our share of a write-off in 2002 of Gold Trade's client list (previously included as "goodwill") as required under FAS 142 and EITF D-100 in 2002 (also see note 22A(3) in our financial statements).

Net Income. We reported net income of NIS 15 million ($3.4 million), for the year ended December 31, 2003 as compared to a net income of NIS 16.7 million ($3.8 million) for the year ended December 31, 2002. The differences between Israeli GAAP and U.S. GAAP concerning net income are due to the recording under U.S. GAAP of compensation expenses in accordance with our employee stock option plan required under APB No. 25 and to the write-off of Gold Trade's client list (previously included as "goodwill") as required under FAS 142 and EITF D-100 as mentioned above.

Year ended December 31, 2002 Compared to Year Ended December 31, 2001

Under Israeli GAAP

Revenues. Revenues decreased by 2% from NIS 188.3 million ($43 million) for the year ended December 31, 2001 to NIS 184.3 million ($42.1 million) for the year ended December 31, 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002.

Access Revenues. Revenues from Internet access services provided to residential and business subscribers, which represented 85% of our total revenues for 2002, increased by 12% from NIS 139.9 million ($31.9 million) for 2001 to NIS 156.3 million ($35.7 million) for 2002. The increase is primarily due to the increase in the exchange rate of the U.S. dollar in comparison to the NIS.

Other Revenues. Other revenues, which represented 15% of our total revenues for 2002, decreased by 42% from NIS 48.5 million ($11.1 million) for 2001 to NIS 28 million ($6.4 million) for 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002.

Cost of Revenues. Cost of revenues decreased by 14% from NIS 116.1 million ($26.5 million) for 2001 to NIS 99.6 million ($22.7 million) for 2002. The decrease is primarily due to the deconsolidation of the operations of Gold Trade out of our financial statements since January 1, 2002. Cost of revenues as a percentage of revenues decreased from 62% for 2001 to 54% for 2002.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 28% from NIS 51.3 million ($11.7 million) for 2001 to NIS 37.1 million ($8.5 million) for 2002. Selling and marketing expenses decreased primarily due to the cessation of our consolidating the operations of Gold Trade into our financial statements since January 1, 2002 and due to a decrease in our advertising campaigns and other promotions.

General and Administrative Expenses. General and administrative expenses decreased by 45% from NIS 38.9 million ($8.9 million) for 2001 to NIS 21.2 million ($4.8 million) for 2002. The decrease in general and administrative expenses was primarily due to the cessation of consolidation of the operations of Gold Trade into our financial statements since January 1, 2002 and due to efficiency measures we took, which included dispositions of managerial positions and centralizing the management of the entire group.

Financing Income (Expenses), Net. In 2002 we had net financing income of NIS 2.2 million ($0.5 million) compared to net financing income of NIS 7.3 million ($1.7 million) for 2001. Our financing income is attributable to interest earned on the proceeds of our initial public offering plus exchange rate differentials on these proceeds.

Income Taxes. As of December 31, 2002, we had a tax loss carry forward of approximately NIS 88 million ($20.1 million). We no longer include Gold Trade's tax loss carry forward since we ceased to consolidate of the operations of Gold Trade into our financial statements since January 1, 2002. We cannot evaluate our ability to utilize our tax loss carry forward in the foreseeable future.

Company's Share in Net Loss of Affiliates. In 2002 we recorded NIS 8.6 million ($ 2 million) of our share in net loss of affiliates compared to NIS 9.5 million ($ 2.2 million) in 2001. The decrease is due to a decrease in Gold Trade losses in 2002 compared to 2001.

Net Income (Loss). We reported net income from continuing operations of NIS 26.4 million ($6 million) for the year ended December 31, 2002 as compared to a net loss from continued operations of NIS 12.4 million ($2.8 million) for the year ended December 31, 2001. We also reported a net loss from discontinued operations of NIS 6.4 million ($1.5 million) for the year ended December 31, 2002 as compared to a net loss from discontinued operations of NIS 8.8 million ($2 million) for the year ended December 31, 2001.

Under US GAAP

Unless otherwise explained, there are no significant differences between Israeli GAAP and U.S. GAAP

General and Administrative Expenses. General and administrative expenses decreased by 41.5% from NIS 37.1 million ($8.5 million) in 2001 to NIS 21.7 million ($5 million) in 2002. The decrease in general and administrative expenses under U.S. GAAP was primarily due to the cessation of our consolidating the operations of Gold Trade into our financial statements beginning January 1, 2002 and due to efficiency measures we took, which included reductions in managerial positions and our centralizing the management of the entire group.

Company's Share in Net Loss of Affiliates. In 2001 we consolidated Gold Trade into our financial statements. On January 1, 2002 we ceased consolidating Gold Trade operations, therefore, in 2002 under U.S. GAAP we recorded NIS 11.3 million ($ 2.6 million) of our share in net loss of affiliates which included our share of a write-off of Gold Trade's client list (previously included as "goodwill") as required under FAS 142 and EITF D-100 in year 2002 (also see note 22A(3) in our financial statements).

Net Income (Loss). We reported net income of NIS 16.7 million ($3.8 million), for the year ended December 31, 2002 as compared to a net loss of NIS 19.5 million ($4.5 million) for the year ended December 31, 2001. The differences between Israeli GAAP and U.S. GAAP concerning net income (loss) are due to the recording under U.S. GAAP of compensation expenses in accordance to our employee stock option plan required under APB No. 25 and to the write-off of Gold Trade's client list (previously included as "goodwill") as required under FAS 142 and EITF D-100 mentioned above.

Quarterly Results of Operations

The following table sets forth our results of operations for our last eight quarters. The data has been derived from our quarterly earnings releases for those periods which, in the opinion of our management, have been prepared on substantially the same basis as the audited financial statements included in this annual report, subject to normal year-end adjustments. The data for any quarter is not necessarily indicative of the revenues that may be expected for any future period. The percentage data shows revenues and expenses as a percentage of total revenues.

	Three Months Ended							
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	Adjusted NIS (thousands) as of December 2003							
Revenues:								
Access revenues	38,260	38,662	38,938	40,475	37,032	36,201	35,876	36,898
Other revenues	6,228	6,823	7,881	7,051	6,873	7,754	8,456	10,552
Total revenues	44,488	45,485	46,819	47,526	43,905	43,955	44,332	47,450
Cost and expenses:								
Cost of revenues	25,921	23,696	23,846	26,101	24,267	23,468	22,797	22,339
Selling and marketing expenses	8,846	9,679	9,329	9,271	9,624	9,917	9,843	12,009
General and administrative expenses	6,827	4,451	5,805	4,126	5,144	5,408	5,478	5,878
Total costs and expenses	41,594	37,826	38,980	39,498	39,035	38,793	38,118	40,226
Operating income	2,894	7,659	7,839	8,028	4,870	5,162	6,214	7,224
Financing income (expenses), net	3,513	(1,182)	1,462	(1,642)	(1,058)	(5,721)	3,695	(151)
Other income (expenses), net	(19)	18	(29)	27	(4)	(12)	(2,587)	11

	Three Months Ended							
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	Adjusted NIS (thousands) as of December 2003							
Net income (loss) after financing expenses	6,388	6,495	9,272	6,413	3,808	(571)	7,322	7,084
Income tax (expenses) benefit	-	-	-	-	-	2,465	(354)	(176)
Net income after income tax	6,388	6,495	9,272	6,413	3,808	1,894	6,968	6,908
Company's share in net loss of investees	(356)	(2,312)	(2,175)	(1,968)	(692)	(1,844)	(926)	(1,813)
Net income from continued operations	6,032	8,807	7,097	4,445	3,116	50	6,042	5,095
Net loss from discontinued operations	-	-	-	-	-	-	-	-
Company's share in net loss of investees from discontinued operations	(835)	(5,588)	-	-	-	-	-	-
Net income	5,197	3,219	7,097	4,445	3,116	50	6,042	5,095
Number of subscribers (at the end of the period):								
Residential subscribers	330,120	329,921	321,708	312,190	307,136	305,314	305,261	312,256
Business subscribers	2,295	3,081	3,232	3,505	3,692	3,869	4,025	4,144

	Three Months Ended							
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(As percentage of total revenues)							
Revenues:	100%	100%	100%	100%	100%	100%	100%	100%
Access revenues	86	85	83	85	84	82	81	78
Other revenues	14	15	17	15	16	18	19	22
Total revenues	100	100	100	100	100	100	100	100
Costs and expenses:								
Cost of revenues	58	52	51	55	55	53	51	47
Selling and marketing expenses	20	21	20	20	22	23	22	25
General and administrative expenses	15	10	12	9	12	12	12	12
Total costs and expenses	93	83	83	84	89	88	85	84
Operating income	7	17	17	16	11	12	15	16
Financing income (expenses), net	8	(3)	3	(3)	(1)	(13)	8	-
Other income (expenses), net	-	-	-	-	-	-	(6)	-
Net income (loss) after financing expenses	15	14	20	13	10	(1)	17	16
Income tax (expenses) benefit	-	-	-	-	-	6	(1)	-
Net income after income tax	15	14	20	13	10	5	16	16
Company's share in net loss of investees	(1)	5	(5)	(4)	(2)	(4)	(2)	(4)
Net income from continued operations	14	19	15	9	8	1	14	12
Net loss from discontinued operations	-	-	-	-	-	-	-	-
Company's share in net loss of investees from discontinued operations	(2)	(12)	-	-	-	-	-	-
Net income	12	7	15	9	8	1	14	12

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been

62

committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 45 are obligated to perform up to 36 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

To date, no executive officer or key employee was recruited for military service for any significant time period. Any further expansion of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has been gone through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, and Canada. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the U.S. entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel.

In addition, since most of our services are quoted in NIS, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel if the amount of our revenues in NIS decreases and is less than the amount of our expenses in NIS (or if such decrease is offset on a lagging basis) or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %
1999	1.3	(0.2)	1.5
2000	0	(2.7)	2.7
2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results. During 2003, foreign currency fluctuations had a material adverse impact on our results of operations. As a result of the devaluation of the dollar in 2003, we recorded exchange rate expenses on our U.S. deposits of NIS 6.3 million ($1.4 million).

We have U.S. dollar denominated liabilities (rights of use leasing obligations for our international lines). In future periods, our dollar assets (deposits) and our dollar denominated liabilities might commercially serve as an economic hedge against future exchange rate fluctuations.

According to a new accounting standard, Accounting Standard No. 12, on "Discontinuance of Adjustment of Financial Statements", commencing January 1, 2004, the adjustment of financial statements will be discontinued. Consequently, up to December 31, 2003, we prepared adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. We are still evaluating the impact Accounting Standard No. 12 may have on our future consolidated financial statements.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the rate of 36% of taxable income. For tax purposes, results of operations are measured in real terms. From 1992 through December 31, 2002 we incurred net operating losses. As of December 31, 2003, we had consolidated net operating loss carry forwards of approximately NIS 81.3 million ($ 18.6 million). Under current Israeli tax laws, operating loss carry forwards do not expire, are linked to the Israeli inflation rate and may be offset against future taxable income.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity. We have required substantial capital resources to finance the construction of our network and to fund our operations. Historically we financed the construction of our network and funded our operations principally from cash flow from operations, short-term bank credit, revolving short-term bank loans and the proceeds of the initial public offering of our ordinary shares in August 1999. The following table summarizes our cash flows for the indicated years:

	Year Ended December 31,		
	2001	2002	2003
	(Adjusted NIS as of December 2003) (in thousand)		
Net Income (loss)	(21,198)	19,958	14,303
Other adjustments for non-cash items	30,136	30,034	22,957
Net changes in assets and liabilities	749	(2,366)	(8,088)
Net cash provided by (used in) continued operating activities	9,687	47,626	29,172
Net cash provided by (used in) discontinued operating activities	(11,303)	(6,423)	-
Net cash provided by (used in) operating activities	(1,616)	41,203	29,172
Net cash provided by (used in) continued investing activities	40,719	(12,147)	(70,706)
Net cash provided by (used in) discontinued investing activities	(4,693)	(1)	-
Net cash provided by (used in) investing activities	36,026	(12,148)	(70,706)
Net cash provided by (used in) continued financing activities	5,975	(31,528)	38,280
Net cash provided by (used in) discontinued financing activities	6,431	-	-
Net cash provided by (used in) financing activities	12,406	(31,528)	38,280
Net increase (decrease) in cash and cash equivalents	46,816	(2,473)	(3,254)

Net cash provided by operating activities was NIS 29.2 million ($6.7 million) in 2003, net cash provided by operating activities was NIS 41.2 million ($9.4 million) in 2002 and net cash used in operating activities was NIS 1.6 million ($0.4 million) in 2001. The decrease in the net cash provided by operating activities in 2003 compared to 2002 is due to decrease in profitability in 2003 compared to 2002. Our positive operating cash flow was principally due to our continuing efforts to implement our profitability strategy.

Net cash used in investing activities was NIS 70.7 million ($16.1 million) in 2003 and NIS 12.1 million ($2.8 million) in 2002 and net cash provided by investing activities was NIS 36 million ($8.2 million) in 2001. Our investing activities have primarily involved purchases of rights of use for international communication lines presented at capital lease, network components, expansion of our network and computer hardware and software costs.

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statements of cash flows as cash flows from financing activities rather than investing activities from the acquisition of assets financed by the lease. Under U.S. GAAP, this should be reflected as a non-cash financing activity.

Net cash provided by financing activities was NIS 38.3 million ($8.7 million) in 2003, net cash used in financing activities was NIS 31.5 million ($7.2 million) in 2002 and net cash provided by financing activities was NIS 12.4 million ($2.8 million) in 2001. Our financing activities in 2003 included receipt of long-term loans with respect to the purchase of rights of use in international communication lines presented as capital leases as described in note 15I to our financial statements.

Financing Arrangements. We have a credit line equal to the deposits that we hold with the First International Bank of Israel Ltd. in the Cayman Islands. As of December 31, 2003, our Cayman deposits totaled NIS 78.9 million ($18 million). The credit line is repayable on demand. As of December 31, 2003, NIS 4.3 million ($0.98 million) was outstanding under the credit line. Long-term obligations for the right of use of international lines are linked to the U.S. dollar exchange rate, and our long-term leasing agreements for cars are linked to the consumer price index and bear interest at annual rates ranging from 5% to 7%. As of December 31, 2003, there was NIS 27.4 million ($6.3 million) outstanding under our long-term leasing arrangements.

The following table summarizes our bank debt as of December 31, 2001, 2002 and 2003:

	At December 31,		
	2001	**2002**	**2003**
	(Adjusted NIS as of December 31, 2002) (In thousand)		
Short-term:			
Credit	40,563	8,996	4,279
Current maturities of long-term loans under lease arrangements	1,493	1,461	980
Total short-term debt	42,056	10,457	5,259
Long-term:			
Long-term loans maturities	2,801	1,330	273
Loans from interested parties in a consolidated company	-	-	-
Total long-term debt	2,801	1,330	273
Liabilities attributed to discontinued operations	41,903	-	-
Total debt	86,760	11,787	5,532

Working Capital. Our working capital as of December 31, 2003 was NIS 76.3 million ($17.4 million) as compared to working capital of NIS 80.9 million ($18.5 million) as of December 31, 2002. The decrease in our working capital is primarily due to the increase in current maturities of long-term obligations arising from our purchase of rights of use of international lines. This ratio shall further drop as we continue to lease additional lines.

Capital Expenditures. In 2003, we invested NIS 11.9 million ($2.7 million) in fixed assets, which included purchases of network components, expansion of our network and computer hardware and software costs. During 2004, we expect to incur capital expenditures of approximately NIS 14 million ($3.2 million) (not including the purchase of rights of use for the international lines), $0.6 million of which is already subject to contractual obligations. We anticipate that these expenditures will be funded from cash flow from our operations and borrowings under credit facilities, which we may negotiate. Where feasible, we may also finance certain of these expenditures through capital leases or installment purchases if these financing alternatives are available on terms acceptable to us.

In April 2003, Gold Trade issued a rights offering to its shareholders and in September 2003 we invested approximately $2.4 million, of which $1.5 million was cash and $0.9 million was by means of our waiver of debt owed to us, raising our ownership interest in Gold Trade to 48.27%.

Long Term Loans under Lease Arrangements. Our lease obligations as of December 31, 2003 were NIS 27.4 million ($6.3 million), compared to NIS 2.8 million ($0.6 million) for December 31, 2002. Such leasing obligations relate to 68 motor vehicles that are under financial lease arrangements and rights of use of five international lines under financial lease arrangements as well. In December 2003, the monthly rental costs for such vehicles amounted to NIS 100,317 ($22,909), monthly costs for the rights of use of international lines amounted to NIS 1.4 million ($0.3 million)

Based on our current operating plan, we believe that these sources will be sufficient to fund our operating activities, capital expenditures and other obligations through at least until June 2005. However, if during that period or thereafter we are not successful in generating sufficient cash flows from operations or in raising additional capital, whether debt or equity, when required, in sufficient amounts and on terms acceptable to us, our business, results of operations and financial condition could suffer. In addition, if additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current shareholders would be diluted.

C. Research and Development, Patents and Licenses

We have not sponsored any material research and development activities in the last three fiscal years.

D. Trend Information

Recent Accounting Pronouncements Not Yet Fully Adopted

Israeli GAAP:

Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements".

Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued. Consequently, up to December 31, 2003, we continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect of implementation of the Standard depends on the rate of inflation and the financing sources of the company. We are evaluating the impact Accounting Standard No. 12 may have on our future consolidated financial statements.

Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency".

The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 will not have an effect on our consolidated financial statements.

68

US GAAP:

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For certain financial instruments the statement will be effective for us beginning January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatory redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We do not have any instruments that are within the scope of this statement.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003.

In June 2000, we established MSN Israel Ltd., a 50.1% owned Israeli subsidiary, together with Microsoft Corporation (49.9%). MSN Israel launched its portal in April 2000, offering Hebrew-reading Internet users state-of-the-art MSN features such as personalized services, "Hotmail," "Messenger," "Passport," instant messaging, news, an Internet search engine, business services and e-commerce services. We agreed to invest in MSN Israel and be responsible for up to $10 million of its operating losses and capital expenditures. Microsoft and us will be proportionately responsible for any losses and capital expenditures exceeding $10 million. As of December 31, 2003, MSN Israel had incurred consolidated losses of NIS 33.8 million ($7.7 million) and we had recorded NIS 0.05 million ($0.01 million) of capital investment in MSN Israel in compliance with the agreement.

In January 2000, we, along with Bank Hapoalim, Isracard, Superpharm and Eurocom Marketing, established Gold Trade to provide e-commerce services. In accordance with Gold Trade's primary intended activity, Gold Trade launched the "P1000" mega-mall in June 2000. In May 2000, Gold Trade acquired the business of Best Deal Ltd., an Israeli company engaged in mail order catalogue sales. Since the end of 2001, Gold Trade's main activity is the sale of products and services by means of electronic tenders and outgoing telemarketing. In May 2002 Gold Trade ceased producing and mailing catalogues, which was a separate line of business from Gold Trade's other activities, and ceased importing products in relation to such activity. Since then, Gold Trade has focused on its e-commerce activity, continuing telemarketing sales to its large customer database, and operating a call center for certain third parties and for the sale of products offered by Gold Trade. Since January 1, 2002 we ceased to consolidate the operations of Gold Trade in our financial statements and account for it on an equity basis. In April 2003, Gold Trade published a rights offering. In September 2003 we invested, under the rights offering, $2.4 million, in cash and by means of waiver of debt, and raised our ownership interest in Gold Trade to 48.27%. As of December 31, 2003, Gold Trade had incurred losses of NIS 62.9 million ($14.4 million). Most of Gold Trade losses were covered by capital infusions made in two stages during the years 2002 and 2003. In 2002 Gold Trade converted shareholders' loans of NIS 24.2 million ($5.5 million) into shares and in September 2003 issued 100,000 shares in a rights offering to Eurocom Marketing Ltd. and to us for the amount of NIS 21.9 million ($5 million), of which NIS 17.6 million ($4 million) was paid in 2003. Our share in Gold Trade losses for the year ended December 31, 2003 was NIS 5.3 million ($1.2 million).

We are evaluating the impact of FIN-46(R) on our consolidated financial statements as it relates to the possibility of consolidating Gold Trade in the financial statements for the year ended December 31, 2004 in the reconciliation note.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

70

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period Adjusted NIS (December 2003) (in thousands)				
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Long-term debt obligations	-	-	-	-	-
Capital (finance) lease obligations	155,400	31,314	117,723	6,362	-
Operating lease obligations	15,979	3,413	7,948	4,618	-
Purchase obligations	1,212	1,212	-	-	-
Other long-term liabilities reflected on the company's balance sheet under Israeli GAAP	-	-	-	-	-
Total..	172,590	35,939	125,671	10,980	-

Not all items were recorded in our balance sheet at December 31, 2003. See Notes 13 and 15 of our Consolidated Financial Statements.

We believe that we will be able to meet these obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our articles of association provide for a board of directors consisting of no less than six and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME	AGE	POSITION
Shaul Elovitch	57	Chairman of the board of directors
Yossef Elovitch	53	Director
Anat Winner	46	Director
Moddi Keret..................................	47	Director

NAME	AGE	POSITION
Itzhack Ish-Hurvitz	73	Outside director
Tommy Stramer	57	Outside director
Eli Holtzman	56	Chief executive officer and director
Arik Alster	33	Vice president technology
Doron Turgeman	37	Vice president finance
Eli Batzon	38	Vice president business development and economics
Naty Drutin	39	Vice president sales and marketing
Tali Basson Mizrahi	34	Vice President Human resources

Mr. Shaul Elovitch will serve as director until our 2006 general meeting of shareholders. Mrs. Anat Winner and Mr. Moddi Keret will serve as directors until our 2005 general annual meeting of shareholders. Messrs. Eli Holtzman and Yossef Elovitch will serve as directors until our 2004 general meeting of shareholders. Messrs. Itzhack Ish-Hurvitz and Tommy Stramer will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until July 2005 and January 2006, respectively. Thereafter, under the Israeli Companies Law, their terms of service may not be renewed.

Shaul Elovitch has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch acquired Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

Yossef Elovitch has served as our director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Anat Winner has served as our director since August 2001. Mrs. Winner has served as a business advisor since July 2003. From October 2001 to July 2003, Mrs. Winner served as CEO and CFO of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as chief financial officer of DBS. Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for more than15 years.

Moddi Keret was appointed to serve as a director in February 2003. Mr. Keret has been an executive vice president at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Partner Communications Ltd., Housing and Construction Holdings Ltd., Eurocom Communications, Eurocom Cellular Communications Ltd., Gaon Holdings Ltd., Hamlet Ltd., Priortech Ltd., DBS Satellite Services (1998) Ltd., Keret Holdings and Management Ltd., MSN Israel, Gold Trade and other companies in the Arison

72

Group. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from Tel-Aviv University.

Itzhack Ish-Hurvitz has served as our director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. - Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz was a member of the advisory board of W&S - Transition and Interim Management of the Netherlands and its branch in Israel since May 2000 until September 2002. From 1998 to 2000, Mr. Ish-Hurvitz was a member of the board of directors of Voltaire Advanced Security Ltd. Mr. Ish-Hurvitz was the executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications from 1992 to 1998. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

Tommy Stramer has served as our director since January 2000. Mr. Stramer has served as vice president shipping of Zim - The Israeli Navigation Company since May 1997 and is in charge of all the shipping activity of Zim. From January 1996 until May 1997, he served as president of Astral Maritime. From 1988 until January 1996, Mr. Stramer served as general manager of the European and Mediterranean lines of Zim.

Eli Holtzman co-founded our company and has been our chief executive officer since 1992 and director since July 1999. Mr. Holtzman serves as director and vice-chairman in MSN Israel and as a director in Gold Trade. From April 2000 to January 2004, Mr. Holtzman served as CEO of Gold Trade. From 1988 to 1992, Mr. Holtzman provided independent marketing consulting services to numerous enterprises. From 1986 to 1988, Mr. Holtzman served as chief executive officer of the Israeli franchisee of the American fast food chain, Wendy's. From 1984 to 1986, Mr. Holtzman was the general manager of Arieli Advertising Ltd., a leading Israeli advertising company. From 1977 to 1984, Mr. Holtzman was the general manager of SuperPharm, Israel's largest pharmacy chain. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

Arik Alster has served as our vice president of technology since February 2001. In the last four years, Mr. Alster held various positions within our company and its subsidiaries. Prior to February 2001 and since October 1999, Mr. Alster was Chief Technology Officer of our wholly owned subsidiary Internet Gold International. Mr. Alster was the manager of our network and infrastructures from 1998 until 1999. From 1997 to 1998, Mr. Alster was shift supervisor and network manager. From 1996 to 1997, Mr. Alster was the technical manager of Sharit Technologies Ltd., a company that specializes in repairing and restoring damaged electronic equipment. Mr. Alster holds a B.A. degree in Economics and Management from the College of Management in Tel Aviv.

Doron Turgeman joined us in April 2001 as financial manager and now serves as Vice President of Finance. Mr. Turgeman has served as chief financial officer of our subsidiaries MSN Israel Ltd. and Gold Mind Ltd. since January 2000, of Start Net Ltd., a company operated by MSN Israel, since November 2001 and of Gold Trade since August 2002. As of January 2002, Mr. Turgeman has served as director of Start Net. From 1999 to 2000, he served as controller of Bezeq-call Ltd., a subsidiary of Bezeq Ltd. From 1997 to 1999, Mr. Turgeman served as controller of the Post Office Bank. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University and he is a certified accountant.

Eli Batzon has served as our vice president business development and economics since May 2001. Mr. Batzon also provides consultancy services to IGI and Gold Mind. Mr. Batzon has served as head of our economic department since 1999. Prior to joining us and since 1993, he served as the budget manager of Pelephone Communications Ltd., the first cellular communications provider in Israel. Mr. Batzon holds a B.A. degree in Business Administration and Geography and an M.B.A. degree, with majors in finance and accounting, both from the Hebrew University, Jerusalem.

Tali Basson Mizrahi has served as our vice president of human resources and administration since April 2001. Prior to that and since June 1996, Ms. Basson co-founded and served as head of our collections department. From 1989 to May 1996, Ms. Basson was an officer in the Israeli Army, and retired as a captain.

Naty Drutin has served as our vice president of sales and marketing since January 2003. Prior to that and since 1999, Mr. Drutin served as vice president of marketing of Com-Match Ltd., a subsidiary of Telrad Networks Ltd. Mr. Drutin was a key member and served as the business sales manager of Barak ITC Ltd. from 1997 until 1999 and as a senior sales manager of Netcom Systems since 1994 until 1997. Mr. Drutin holds a B.Sc. degree in computer engineering from the Technion Israel Institute of Technology in Haifa and an M.B.A. degree in business administration from Tel-Aviv University.

In January 2003, Mr. Amir Kess, the vice chairman of our board of directors since 1998, resigned from the board.

B. COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003:

	Salaries, fees, commissions and bonuses[(1)]
All directors and executive officers as a group (13 persons)...	$ 1.1 million

(1) Also includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2003 we accrued $ 350,000 for retirement, recreation payments and vacation for our directors and executive officers.

During the year ended December 31, 2003 we paid to each of our outside directors as well as to Mrs. Winner, who was paid as an Outside Director since she was considered to be an Independent Director under U.S. law, an annual fee of NIS 31,000 ($ 7,080), and a per meeting attendance fee of NIS 1,631 ($372). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors meeting attended.

As of December 31, 2003, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 166,743 ordinary shares, at an average exercise price of $8.4 per share, with vesting over five years. All such options expire in October 2004. All options were issued under our Employee Stock Option Plan. See- "Share Ownership—Stock Option Plan."

In May 2004, our board of directors approved a bonus plan for our senior management in 2004. According to this plan, and subject to several parameters, such as growth in revenues, market share and profitability, up to 10% of our income from operation will be distributed to our senior management.

C. BOARD PRACTICES

Potential Conflicts of Interest

Some of our directors also serve in various capacities for entities affiliated with Arison Investments Ltd. (the owner of 49.0% of Eurocom Communications) or with Eurocom Communications and its affiliates. These relationships may give rise to conflicts of interest from time to time relating to (1) contracts, (2) corporate opportunities, and (3) use of directors' time and expertise. We have not adopted any formal plan or procedures to address such conflicts of interest and intend to review all related party transactions on a case-by-case basis. Israeli law requires that certain rules (as described below) be followed in approving related parties transactions, which we intend to continue to follow.

Election of Directors

Pursuant to our articles of association, the board of directors is divided into three classes. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The directors may appoint additional directors to temporarily fill any vacancies in the board of directors; provided, however, they may only act in an emergency or to fill in vacancies on the board of directors up to six directors or in order to call a general meeting of shareholders for the purpose of electing directors to fill vacancies, so that following such meeting there will be at least six directors in office.

Messrs. Yossef Elovitch and Eli Holtzman, are Class B directors and will hold office for one year until the Annual General Meeting of Shareholders to be held in 2004, Mr. Moddi Keret and Ms. Anat Winner are Class C directors and will hold office until the Annual General Meeting of Shareholders to be held in 2005. Mr. Shaul Elovitch is a Class A director and will hold office until the Annual General Meeting of Shareholders to be held in 2006.

Messrs. Itzhack Ish-Hurvitz and Tommy Stramer are outside directors and will hold office until July 2005 and January 2006, respectively. Under the Israeli Companies Law we will not be able to renewed their term.

Alternate Directors

Our articles of association provide that any director may appoint (or remove), by written notice to us, another person to serve as an alternate director. Pursuant to the Israeli Companies Law, any person, who is qualified to be appointed director and is not already acting as director or alternate director in a company may act as an alternate director at such company, provided, however, that the same person may not act as an alternate for several directors. To our knowledge, no director currently intends to appoint any other person as an alternate director.

Independent and Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an officer holder.

No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to

76

compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the Nasdaq Stock Market currently requires us to have three independent directors on our board of directors and to establish an audit committee. Messrs. Ish-Hurvitz and Stramer qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements, and Ms. Anat Winner qualifies as an independent director under the Nasdaq Stock Market requirements.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, and includes avoiding any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs, avoiding any competition with the company's business, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " — Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the matter which is considered is in the ordinary course of business of the company or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

The Companies Law also provides that an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. The employment and compensation arrangements of a director or office holder do not require the approval of the shareholders provided that certain criteria are met.

The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by the

Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders. The Companies Law provides that a company may enter into such a contract in respect of an act performed by an office holder in his capacity as such, in respect of:

- a breach of his duty of care to us or to another person;
- breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
- a financial liability imposed upon him in favor of another person.

In addition, we may indemnify an office holder in respect of an act performed in his capacity as an office holder, against:

- a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and
- reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted or in a criminal charge in which he was convicted, provided such charge does not require proof of culpable mental state.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, , in specified circumstances, by our shareholders.

Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

We currently maintain a directors and officers liability insurance policy providing coverage of not more than $5,000,000 for any one case and in the aggregate. Our current directors and officers liability insurance policy expires on July 31, 2004 and we are currently negotiating coverage under a new policy.

In October 2003, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors and officers liability insurance policy.

Employment Agreements

On June 15, 2000, we entered into an employment agreement with Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, which was terminated in July 2002 and replaced by a new agreement. The agreement provided for a base salary and a package of benefits including options and contained certain non-competition and confidentiality provisions. According to the agreement, in the event we terminate the employment of Mr. Holtzman with us, he will be entitled to an amount equal to four months salary, amounts accumulated in an education fund due to our monthly contribution to this fund on his behalf and benefits to which Mr. Holtzman is entitled under Israeli law. Such benefits include severance pay, compensatory payments and loss of earning capacity payments. Under the agreement, the term of Mr. Holtzman's employment will continue until such time it is terminated by us, subject to providing Mr. Holtzman with a three-month prior notice and immediately in the event of termination for cause. Mr. Holtzman may terminate the agreement on a 30-day prior notice.

As of July 2002, Mr. Holtzman's employment with us was terminated and we entered into an agreement with a company wholly owned by Mr. Eli Holtzman, pursuant to which such company will provide us with the services of Mr. Holtzman. The agreement provides for the same economic terms as the previous agreement with Mr. Holtzman.

Audit Committee

Our audit committee, was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Our Audit Committee consist of three board members who satisfy the "independence" requirements of the Securities Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Winner and Messrs. Ish-Hurvitz and Stramer each of whom satisfies these requirements. The audit committee meets at least once each quarter.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D. EMPLOYEES

At December 31, 2003, we and our two wholly owned subsidiaries employed 225 full-time employees and 428 part-time employees, all of which were based in Israel. Of these 653 employees, 172 employees were employed in marketing and sales, 63 employees were employed in finance, operations, human resources and administration, 179 employees were employed in technical support and training, 179 employees were employed in customer service and 60 employees were employed in technical administration.

At December 31, 2002, we and our two wholly owned subsidiaries employed 218 full-time employees and 341 part-time employees, all of which were based in Israel. Of these 559 employees, 164 employees were employed in marketing and sales, 55 employees were employed in finance, operations, human resources and administration, 182 employees were employed in technical support and training, 104 employees were employed in customer service and 54 employees were employed in technical administration.

At December 31, 2001, we and our two wholly owned subsidiaries employed 215 full-time employees and 333 part-time employees, all of which were based in Israel. Of these 548 employees, 161 employees were employed in marketing and sales, 53 employees were employed in finance, operations, human resources and administration, 179 employees were employed in technical support and training, 102 employees were employed in customer service and 53 employees were employed in technical administration.

In addition, at December 31, 2003 our 50.1% owned subsidiary MSN Israel Ltd. employed 40 full-time employees. Of these 40 employees, 34 employees were employed in marketing, sales and business development, 3 employees were employed in finance, operations, human resources and administration and 3 employees were employed in the technical division.

In addition, at December 31, 2002 our 50.1% owned subsidiary MSN Israel Ltd. employed 32 full-time employees. Of these 32 employees, 28 employees were employed in marketing, sales and business development, 2 employees were employed in finance, operations, human resources and administration and 2 employees were employed in the technical division.

In addition, at December 31, 2001 our 50.1% owned subsidiary MSN Israel Ltd. employed 20 full-time employees. Of these 20 employees, 18 employees were employed in marketing, sales and business development, 1 employee was employed in finance, and administration and 1 employee was employed in the technical division.

Our relationships with our employees are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor, labor courts judgments implementation and interpretation of such legislation and regulations and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of the workday and workweek, minimum wages, overtime payments and insurance for work-related accidents. We currently fund most of our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies.

In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages, up to a specified amount, of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by "extension orders" of the Israeli Ministry of Labor and Welfare. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

Most of our permanent employees are employed under personal employment agreements with varying terms that include confidentiality and non-competition provisions. We believe that our relations with our employees are good.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 1, 2004 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Eli Holtzman (3)(4)	286,336	1.5%
Tali Basson Mizrahi (4)(6)	19,100	*
Eli Batzon (4)(6)	19,100	*
Tommy Stramer (4)	15,000	*
Shaul Elovitch (4)(5)	--	--

Yossef Elovitch (4)(5)	--	--
Itzhack Ish-Hurvitz (4)	--	--
Moddi Keret (4)	--	--
Anat Winner (4)	--	--
Doron Turgeman (4)	--	--
Arik Alster (4)	--	--
Naty Drutin(4)	--	--

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of June 1, 2004.

(3) Includes 114,218 ordinary shares issuable upon the exercise of currently exercisable options granted under our stock option plan and options to be exercisable within 60 days, at an average exercise price of $8.40 per share. Such options expire in October 2004.

(4) The business addresses of Ms. Basson Mizrahi and of Messrs. S. Elovitch, Y. Elovitch, Holtzman, Ish-Hurvitz, Keret, Stramer, Alster, Turgeman, Batzon and Drutin is c/o Internet Gold – Golden Lines Ltd., 1 Alexander Yanai Street, Petach Tikva, Israel.

(5) Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings Ltd., an Israeli holding company that holds a controlling interest 50.3% in Eurocom Communications Ltd. (Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications). Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 12,683,135 of our ordinary shares. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

(6) Such 19,100 ordinary shares are issuable upon the exercise of currently exercisable options granted under our stock option plan and options to be exercisable within 60 days, at an average exercise price of $8.40 per share. Such options expire in October 2004.

Stock Option Plan

We established a stock option plan to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase an aggregate of 2,000,000 ordinary shares may be granted from time to time at exercise prices and on other terms and conditions as determined by our board of directors. Pursuant to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder (including the requirement that options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to an employee from the grant and exercise of options as well as from the issuance of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. The tax authorities approved the general plan but reports regarding the option grants to employees were not submitted to the tax authorities. Therefore, there is a risk that the tax authorities will not allow us to claim as an expense for tax purposes the amounts credited to the employees who were granted options under the uninformed grants as a benefit upon sale of the shares issued under the Section 102 plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

The exercise prices of options granted under our Section 102 plan are determined by our board of directors at the time of the grant. Generally, the term of the options expire no later than ten years from the date of grant.

As of June 1, 2004, options for the purchase of an aggregate of 166,743 ordinary shares were held by 4 employees (of which options for the purchase of 152,418 ordinary shares were held by directors and officers) under our Section 102 plan, at an average exercise price of $8.40 per share. The exercise price for all of the options was the fair market value on the date of grant. Such options vest ratably over a five-year period beginning July 12, 1999. Options for the purchase of 1,346,207 ordinary shares are available for future grant under the Section 102 plan. The options terminate 63 months following the date of grant. None of the options have been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 1, 2004, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Eurocom Holdings Ltd. (3)	12,683,135	68.8%

84

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares outstanding as of June 1, 2004

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications is a 50.3% owned Israeli subsidiary of Eurocom Holdings Ltd. (Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications) an Israeli holding company. Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares. Accordingly, Eurocom Holdings may be deemed to be the beneficial owner of the 12,683,135 ordinary shares held directly by Euronet Communications. The address of Eurocom Holdings is 2 Dov Friedman Street, Ramat Gan, Israel.

Eurocom Holdings Ltd., our ultimate parent company, does not have different voting rights attached to its ordinary shares. As of June 3, 2004, there were 50 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 47 record holders holding approximately 30.25% of our ordinary shares had registered addresses in the United States. On June 1, 2004 we had approximately 2,894 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B. RELATED PARTY TRANSACTIONS

Messrs. Shaul Elovitch, chairman of our board of directors, and his brother Yossef Elovitch, a director of our company, also serve as directors of Eurocom Holdings Ltd. and various of its affiliates, including Euronet Communications Ltd. and together indirectly hold a majority of the outstanding shares of Eurocom Communications and Euronet Communications. During the past three years, we have entered into transactions with Eurocom Communications, Euronet Communications and several of their affiliates. In addition, Mr. Moddi Keret, our director, also serves as CFO of Arison Investments Ltd. and several of its affiliates. Arison Investments owns 49.0% of Eurocom Communications. We believe that the transactions with Eurocom Communications and its affiliates described below could have been entered into on comparable terms with unrelated parties and on an arm's length basis.

Registration Rights Agreement

In July 1999 we entered into a registration rights agreement with Eurocom Communications and our other then existing shareholders granting them the right to register their ordinary shares under the Securities Act. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our ordinary shares, excluding any registration of employees' shares on Form S-8, or a similar form. Additionally, as of February 4, 2000, the holders of a majority of such shares are entitled to demand, up to three times in aggregate, that we register their shares. As of August 4, 2000, the holders of a majority of these shares are also entitled to request that we effect a registration of their shares on a shelf registration statement once in any twelve-month period up to three times in aggregate. All expenses incurred in connection with these registrations, other than underwriters' and brokers' discounts and commissions, will be payable by us.

Communication Services Agreements

From August 2002 to August 2003, we leased from IP Planet Network Ltd., an affiliate of Eurocom Communications, transmission services and an IP port of a 155MB/sec. from third parties via IP Planet. Under this agreement we paid IP Planet a fee of NIS 3,895,505 in 2003.

Gold Trade - Affiliated E-Commerce Company

In September 1999, we established Gold Trade, an e-commerce affiliated company, in which we own a 48.27% interest, with a subsidiary of Eurocom Holdings, who owns 48.36% and three additional minority shareholders.

Other Arrangements

We currently lease 250 square meters of office space in Ramat-Gan, Israel from Eurocom Holdings. In 2003 we paid Eurocom Holdings NIS 155,000 ($ 35,000) for such facilities as well as an additional NIS 85,000 ($19,400) for related services. We also paid NIS 72,000 ($16,000) to Eurocom Communications for the lease of our communication facilities in Ramat-Gan for the year 2003.

In addition, we and Eurocom Communications have in the past entered into, and expect to enter into in the future, joint marketing, advertising and other promotional programs.

In 2003, we purchased NIS 965,400 ($220,460) of advertising time from Radius Broadcasting Ltd., at market terms and prices. Radius Broadcasting is a subsidiary of Media Holdings EU Ltd., which is 50.3% held by Eurocom Holdings Ltd. Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications and 49% by Arison Holdings.

In 2003, we purchased of NIS 153,925 ($35,150) peripheral equipment from Eurocom Digital Systems Ltd. (formerly Telbit Ltd.) at market terms and prices.

We provide Internet access services and other Internet related services to related parties at market terms and prices. In addition we receive and render various services and products, including advertising on our MSN Israel portal, to and from related parties at market rates and in the ordinary course of business. None of these transactions are material to us or to our related parties. If a related party wishes to supply products or services to us, we generally obtain a bid from a third party to enable us to determine whether the related party's bid is on arm's-length terms. In addition, generally we will not purchase a particular type of product or service solely from related parties, but will also have non-related vendors. Prices offered by non-related vendors are compared to those offered by related parties to ensure that the related parties are offering arm's length terms.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, no currently existing claims which are not reserved in our financial statements will have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

We have never paid cash dividends to our shareholders. Any future dividend policy will be determined by the board of directors, subject to the applicable law, and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B. SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred in our financial position.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Stock Information

The following table sets forth, for each of the periods indicated, the range of high and low closing prices of our ordinary shares on the Nasdaq SmallCap Market:

Year	High	Low
2000	30.00	1.28
2001	2.94	0.54
2002	1.80	0.87
2003	6.96	1.20
2002		
First Quarter	$1.800	$0.960
Second Quarter	1.250	1.010
Third Quarter	1.090	0.950
Fourth Quarter	1.290	0.870
2003		
First Quarter	$4.060	$1.190
Second Quarter	6.050	2.840
Third Quarter	6.960	3.850
Fourth Quarter	4.480	3.340
2004		
First Quarter	$5.230	$3.780
2003		
December	3.920	3.340
2004		
January	$4.750	$3.780
February	4.950	4.059
March	5.230	4.070
April	6.060	4.900
May	5.050	4.580

B. PLAN OF DISTRIBUTION

Not applicable.

C. **MARKETS**

Our ordinary shares were listed on the Nasdaq National Market under the symbol IGLD until July 21, 2001, at which date the listing of our ordinary shares was transferred to the Nasdaq SmallCap Market.

D. **SELLING SHAREHOLDERS**

Not applicable.

E. **DILUTION**

Not applicable.

F. **EXPENSE OF THE ISSUE**

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. **SHARE CAPITAL**

Not applicable.

B. **MEMORANDUM AND ARTICLES OF ASSOCIATION**

Purposes and Objects of the Company

We are a public company registered under the Israel Companies Law as Internet Gold – Golden Lines Ltd., registration number 52-004426-4. Pursuant to our memorandum of association, we were formed for the purpose of providing various services in the telecommunication industry and performing various corporate activities permissible under Israeli law.

On February 1, 2000, the Israeli Companies Law, 1999-5759, or the Companies Law, came into effect and superseded most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983, except for certain provisions which relate to bankruptcy, dissolution and liquidation of companies. Under the Companies Law, various provisions, some of which are detailed below, overrule the current provisions of our articles of association.

The Powers of the Directors

Under the provisions of the Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is personally interested, unless such proposal, arrangement or contract is in the ordinary course of business or the majority of directors are personally interested in such proposal, arrangement or contract. In the event the majority of the members of the board of directors have a personal interest in the proposed transaction, approval of our shareholders at a general meeting is required. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees – Approval of Related Party Transactions Under Israeli Law."

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 501,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors or affect the amount already distributed as an interim dividend. See "Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution." The board of directors is entitled to invest or otherwise make use of all unclaimed dividends or other moneys payable in respect of a share, for our benefit until claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, more than one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board of directors determines with the consent of the holders of a majority of the shares present in person or represented by proxy and voting on the matter of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association (when permitted) or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon. Under the Companies Law, we may change our articles of association by the aforementioned majority, in order to cancel the special majority requirement in most of the above-mentioned events.

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees – Election of Directors." Eurocom Holdings Ltd., which beneficially owns 71.3% of our ordinary shares, is able to elect all our directors, except our outside directors, whose election requires the affirmative vote of at least one third of the shareholders who are non-controlling shareholders, or no more than 1% of said shareholders opposing the election of the outside directors. See "Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders."

Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "– Rights Attached to Shares – Dividend Rights."

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our memorandum of association, the liability of our shareholders to provide us funds is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by (i) the board of directors, as it decides or upon a demand of any two directors or 25.0% of the directors, whichever is lower, or (ii) one or more shareholders holding in the aggregate at least 5.0% of our issued capital and 1.0% of our voting rights or one or more shareholders holding in the aggregate at least 10.0% of our voting rights. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See "– Rights Attached to Shares-Voting Rights."

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the boards' of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

C. Material Contracts

In March 1999 we entered into a ten-year lease ending in September 2009 for an office building in Petach Tikva, that is subject to a ten-year renewal option. The annual rent for the 4,250 square meter premises is approximately NIS 2.1 million ($ 0.48 million), linked to the rate of exchange of the U.S. dollar. In connection with this lease agreement, we provided the lessor a loan for completion of the building's construction, which was fully repaid in March 2004, when the lessor sold the premises. In July 2003, we entered into a long-term agreement with Barak I.T.C. (1995) Ltd, one of Israel's three long distance carriers, to purchase rights of use for 14 international fiber optic lines (presented at our financial statements as a capital lease) until 2017, with the option to extend the agreement for an additional five year period. Until then, we leased international lines on a monthly basis at higher rates from various long-distance carriers. According to the agreement, we are obliged to connect all the 14 international lines in the next

92

three years. The total capacity of the lines is 2.2 GB. This increased capacity is required to meet the demand of our rapidly growing broad band customer base.

In April 2004, we entered into a long-term agreement with Bezeq International Ltd, one of Israel's three long distance carriers, to purchase rights of use for one international fiber optic line for at least 13 years beginning in May 2004. In May 2004, we entered into an additional agreement with Bezeq International Ltd for an additional fiber optic line on the same terms. This increased capacity is required to meet the demand of our rapidly growing broadband customer base.

We have entered into several agreements with networks providers, including local and long distance telecommunications companies for leased lines, on market terms.

D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new "general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E. TAXATION

General Tax Structure

In general Israeli resident companies are subject to "Company Tax" at the rate of 36% of taxable income, with the exception of dividends received from another Israeli company which are exempt (except for dividends derived from income earned outside of Israel). Furthermore, in Israel, individuals must pay income tax at graduated marginal rates from 10% to 50%. Nevertheless, a company or individual, i.e., a non-resident of Israel, may benefit from exemptions or reductions in respect of all or a portion of such Israeli taxes, under the provisions of an international tax treaty, such as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty.

Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments) (1985), or the Inflationary Adjustments Law, affects the taxation of earnings of Israeli companies and individuals, under certain circumstances. This statute attempts to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation, which was the case in Israel at the time the law was enacted. Israel's inflation rate has been materially reduced in recent years.

The Inflationary Adjustments Law is characterized by a high degree of complexity. Its main features can be described generally as follows:

(a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets. Where a company's equity, as defined in the law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of Fixed Assets exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

(c) Gains on the sale of certain traded securities are taxable in certain circumstances, subject to detailed rules which were modified as of January 1, 1999. Today, all Israeli companies, except certain companies in certain cases, are subject to reporting and taxation requirements under this law. Dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Tax Reform in Israel

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the tax reform, came into effect.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

- reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

- imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

- introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which offered less than 30% of its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion

94

of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

- imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

- introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

- introduction of tax at rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend income is derived outside of Israel.

Taxation of Shareholders

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

Pursuant to the tax reform, Payers of Israeli tax who are not subject to the Inflationary Adjustments Law or are not entitled to maintain books in foreign currency, will be subject to 15% tax on the real capital gain in the event the shares were purchased after December 31, 2002, and in the event the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above calculation create a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale. However, such payers of Israeli tax shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform will not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S.- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "Capital Gains Tax on Sales of Our Ordinary Shares" above.

Foreign Exchange Regulations

Dividends (if any) paid to the holders of our ordinary shares, any amounts payable upon our dissolution, liquidation or winding up, and as the proceeds of any sale of our ordinary shares in Israel may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Capital Gains and Dividends

Real gains on sales of the ordinary shares are generally taxable in Israel. Nevertheless, taxation of capital gains made by non-Israeli residents may be affected by tax treaties between Israel and their country of tax residence.

For example, pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty -- a Treaty U.S. Resident -- generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding the sale, exchange or disposition.

A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for these taxes against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Income accrued or derived from the ordinary shares, such as dividends, are subject to Israeli taxation. On distributions to individuals or non-Israeli companies of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld. Nevertheless, as in the case of Israel-source capital gains, taxation of dividends and other Israeli-source income received by residents of other countries may be affected by tax treaties between Israel and their country of tax residence. For example, under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%, but may be reduced to 12.5% for dividends, if the non-resident is a U.S. corporation which holds 10% or more of our voting power.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules, including persons that are non-U.S. Holders, broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ordinary shares through partnerships or other pass-through entities, persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, investors that actually or constructively own 10 percent or more of our voting shares, and investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, the term "U.S. Holder" means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see "*-New Tax Law Applicable to Dividends and Long-Term Capital Gain,*" below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares.

96

See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see "*-New Tax Law Applicable to Dividends and Long-Term Capital Gain,*" below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

99

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

Under recently enacted amendments to the Code, dividends received by noncorporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by noncorporate U.S. Holders, generally are subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders of ordinary shares should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year

100

produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

- you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

- the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

- gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

- you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the third highest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.zahav.net.il. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 1 Alexander Yanai Street, Petach Tikva, Israel.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of currency fluctuations and changes in interest rates.

Effects of Currency Fluctuations. Most of our communications and advertising costs are quoted in dollars. Furthermore, if we expand our business into other countries, we may earn additional revenue and incur additional expenses in other currencies. Since June 2002 we are required by law to state our prices in NIS, to our residential and SOHO customers. Since the NIS is the primary currency of the economic environment in which we and our subsidiaries operate, the NIS is our functional currency, and accordingly, monetary accounts maintained in currencies other than the NIS are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

Most of our cash and cash equivalents as of December 31, 2003, amounting to $18.7 million, are invested in U.S. dollar deposits earning annual interest of approximately 0.7% to 1.4%. Since we report our financial statements in NIS, we are subject to risks caused by the exchange rate between the U.S. dollar and the Israeli currency.

We do not currently hedge against foreign currency exchange translation risks but may in the future commence such hedging against specific foreign currency transaction risks. A hypothetical 10% depreciation in our major foreign currency rate (the U.S. dollar) against the NIS, with all other variables held constant, would result in an increase in our expected 2004 sales of NIS 5.2 million ($1.2 million) and an increase in our 2004 net profit of NIS 2.9 million ($ 0.66 million).

Effects of Changes in Interest Rates. We pay interest on our short-term loan facility and credit line based on Israeli Prime. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under these facilities.

Impact of Inflation. Some of our revenues and some of our costs are dollar-related. As a result, to the extent that the rates or timing of inflation in Israel and the devaluation of the NIS in relation to the dollar are different, our results of operations may be affected. A devaluation of the inflation-adjusted NIS in relation to the dollar would have the effect of increasing the NIS amount of our revenues, increasing the NIS amount of certain expenses that are dollar-linked (rental of premises and advertising) and increasing our financing income deriving from our dollar bank deposits. It would also have the effect of increasing the NIS value of any asset or liability that we may have that are payable in dollars, relative to the NIS value. On the other hand, a devaluation of the dollar in relation to the NIS would have the opposite effect. It is not possible to forecast the net effect of the difference between the currency devaluation rate and the inflation rate. In recent years, except for 1997 and 1998, the inflation rate in Israel has exceeded the rate of devaluation of the NIS against the dollar and certain European currencies. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the dollar. In 2001 and 2002 the rate of inflation was lower than the rate of devaluation of the NIS against the dollar. In 2003 the rate of inflation was negative and the NIS was revaluated vis-à-vis the dollar.

According to a new accounting standard, Accounting Standard No. 12 "Discontinuance of Adjustment of Financial Statements", commencing January 1, 2004, the adjustment of financial statements to changes in the Israeli Consumer Index has been discontinued. Consequently, up to December 31, 2003, we continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. We are evaluating the impact Accounting Standard No. 12 may have on our future consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. USE OF PROCEEDS

104

The registration statement on Form F-1 (Commission File No. 333-10576) which we filed with the Securities and Exchange Commission in connection with our initial public offering became effective on August 5, 1999, the offering date. Our initial public offering commenced on August 11, 1999 and terminated upon completion of the sale of the registered ordinary shares. The lead underwriters in our initial public offering were Lehman Brothers, Inc., CIBC World Markets Corp., C.E. Unterberg, Towbin and Poalim Capital Market & Investments Ltd.

The following table sets forth the number of ordinary shares registered, the aggregate offering price of ordinary shares registered, the number of ordinary shares sold and the aggregate offering price of ordinary shares sold, for the account of our company.

	For the account of the company
Number of ordinary shares registered	4,500,000
Aggregate offering price of ordinary shares registered	$54,000,000
Number of ordinary shares sold	4,500,000
Aggregate offering price of ordinary shares sold	$54,000,000

Of the total of 4,500,000 ordinary shares, 3,150,000 ordinary shares were offered and sold by our U.S. underwriters in the United States and Canada and 1,350,000 ordinary shares were offered and sold by the international underwriters outside the United States and Canada.

The following table sets forth the expenses incurred by us in connection with the initial public offering during the period commencing the effective date of the registration statement and ending upon completion of the sale of the registered shares. None of such expenses have been paid directly or indirectly to directors, officers or persons owning 10% or more of any class of our equity securities or to our affiliates.

	Direct or indirect payments to persons other than affiliated persons
Underwriting discounts and commissions	$3,780,000
Finders' fees	--
Expenses paid to or for underwriters	--
Other expenses	$2,210,000
Total expenses	$5,990,000

The net initial public offering proceeds to us, after deducting the total expenses (set forth in the table above), was $48,010,000.

The following table sets forth the amount of net initial public offering proceeds used by us for each of the purposes listed below. None of such payments was paid directly or indirectly to

105

directors, officers or persons owning 10% or more of any class of our equity securities or to our affiliates.

Purpose	Direct or indirect payments to persons other than to affiliated persons
Acquisition of other companies and business(es) and financing subsidiaries	$10,481,000
Construction of plant, building and facilities	--
Purchase and installation of equipment	$9,047,000
Purchase of real estate	--
Repayment of indebtedness	$5,635,000
Working capital	$3,514,000
Temporary investments:	
Acquisitions of marketable securities	
Other purposes:	
Provision of a long-term loan to lessor	$632,000
Total	$29,309,000

ITEM 15. CONTROLS AND PROCEDURES

During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company's periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Winner meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics for Executive and Financial Officers, a code of ethics that applies to our chief executive officer, chief financial officer, corporate controller and other finance organization employees, and a Code of Conduct, which applies to all of our employees. The Code of Ethics and the Code of Conduct are publicly available on our website at www.igld.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,			
	2002		2003	
Services Rendered	Fees	Percentages	Fees	Percentages
Audit (1)	$131,300	87.3%	$124,000	91%
Audit-related (2)	-	-	-	-
Tax (3)	19,000	12.7%	12,000	9%
Other (4)	-	-	-	-
Total	150,300	100%	136,000	100%

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4) Other fees include related services.

Our audit committee approved the provision of the services specified in the above table.

107

Pre-Approval Policies and Procedures

Our Audit Committee and our board of directors have adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Somekh Chaikin, a member firm of KPMG International. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of our independent auditor or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities
Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Auditors

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
*3.1	Memorandum of Association of the Registrant.
*3.2	Articles of Association of the Registrant.
*4.1	Specimen of Share Certificate.
*4.2	Registration Rights Agreement, dated July 30, 1999, among the Registrant, Euronet Communications Ltd., Shaul Elovitch and Eli Holtzman.
*10.1	Employee Stock Option Plan dated June 1999 of the Registrant.
*10.2	Agreement between Poalim Properties the Registrant (Shares) Ltd., Isracard Ltd., Euronet Communications Ltd. and the Registrant dated June 1999.
*10.3	Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated August 18, 1998.
*10.4	Amendment to the Managed Telecommunications Network Services Agreement between the Registrant and Euronet Digital Communications Ltd. dated May 4, 1999.
*10.5	Agreement between The Ministry of Education for the State of Israel and Tadiran Information Systems effective December 1, 1997.
*10.6	Agreement between Tadiran Information Systems, Bynet Computer Communications Ltd. and the Registrant dated December 24, 1996.

**10.7	Hebrew version and an English summary of Lease Agreement between Rivka and Avraham Veron and the Registrant dated March 1999.
21	List of Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed as exhibit to the Registrant's Registration Statement on Form F-1, Registration No. 333-10576, and incorporated herein by reference.

** Previously filed as an exhibit to the Registrant Annual Report on Form 20-F for the year ended December 31, 2000, Commission File No. 0-30198.

[THIS PAGE INTENTIONALLY LEFT BLANK.]

Financial Statements as at December 31, 2003

112

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Report of Independent Public Accounting Firm
The Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated and company balance sheets of Internet Gold – Golden Lines Ltd. (hereinafter - the "Company") as of December 31, 2003 and 2002, and the related consolidated and company statements of operations, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated and Company financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations, the changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles (GAAP) in Israel.

As explained in Note 2C, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

February 17, 2004

Balance Sheets - Consolidated and Company

Adjusted to NIS of December 2003

	Note	Consolidated		Company		Convenience translation into US Dollars (Note 2D) Consolidated
		As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002	As at December 31 2003
		NIS thousands	NIS thousands	NIS thousands	NIS thousands	US$ thousands
Current assets						
Cash and cash equivalents	3	**81,891**	85,145	**81,660**	85,042	**18,701**
Trade receivables, net	4	**35,569**	31,207	**26,601**	*25,683	**8,123**
Other receivables	5	**12,769**	11,450	**10,539**	10,542	**2,916**
Deferred taxes	17	**1,914**	-	**-**	-	**437**
Total current assets		**132,143**	127,802	**118,800**	121,267	**30,177**
Investments						
Investments in investee companies	6	**1,550**	4,159	**8,287**	*434	**354**
Long-term loans	7	**-**	4,863	**-**	4,863	**-**
Deferred taxes	17	**21**	-	**-**	-	**5**
		1,571	9,022	**8,287**	5,297	**359**
Property and equipment, net	8	**29,160**	30,997	**26,796**	27,493	**6,659**
Other assets and deferred charges	9	**51,130**	1,231	**49,895**	331	**11,676**
Total assets		**214,004**	169,052	**203,778**	154,388	**48,871**

Eli Holtzman
Chief Executive Officer and Director
Date of signature: February 17, 2004

Doron Turgeman
Chief Financial Officer

* Reclassified

Adjusted to NIS of December 2003

	Note	Consolidated As at December 31 2003 NIS thousands	Consolidated As at December 31 2002 NIS thousands	Company As at December 31 2003 NIS thousands	Company As at December 31 2002 NIS thousands	Convenience Translation Into US Dollars (Note 2D) Consolidated As at December 31 2003 US$ thousands
Liabilities						
Current liabilities						
Short-term bank loans	10	**5,259**	10,457	**2,459**	2,959	**1,201**
Accounts payable	11	**38,021**	24,909	**34,415**	20,017	**8,683**
Other payables	12	**12,607**	11,532	**9,388**	10,090	**2,879**
Total current liabilities		**55,887**	46,898	**46,262**	33,066	**12,763**
Long-term liabilities						
Excess of liabilities over assets in investees	6	**7,706**	13,157	**7,706**	13,157	**1,760**
Long-term loans and other long-term obligations	13	**27,389**	1,330	**27,193**	816	**6,255**
Deferred revenues		**23**	118	**23**	118	**5**
Liability for severance pay, net	14	**4,928**	3,781	**4,523**	3,463	**1,125**
Total long-term liabilities		**40,046**	18,386	**39,445**	17,554	**9,145**
Shareholders' equity						
Ordinary shares, NIS 0.01 par value (501,000,000 shares authorized; 18,431,500 shares issued and fully paid as at December 31, 2003)		**197**	197	**197**	197	**45**
Additional paid in capital		**215,040**	215,040	**215,040**	215,040	**49,107**
Accumulated deficit		**(97,166)**	(111,469)	**(97,166)**	(111,469)	**(22,189)**
Total shareholders' equity		**118,071**	103,768	**118,071**	103,768	**26,963**
		214,004	169,052	**203,778**	154,388	**48,871**

The accompanying notes are an integral part of the financial statements.

Statements of Operations - Consolidated and Company

Adjusted to NIS of December 2003

	Note	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
		Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003
		NIS thousands (except for per share data)						US$ thousands
Revenues	16A	**179,642**	184,318	188,323	**157,394**	169,052	158,172	**41,024**
Costs and expenses:								
Cost of revenues	16B	**92,871**	99,564	116,135	**78,008**	85,798	86,030	**21,208**
Selling and marketing expenses	16C	**41,393**	37,125	51,299	**42,538**	37,981	41,690	**9,453**
General and administrative expenses	16D	**21,908**	21,209	38,884	**18,959**	18,712	29,442	**5,003**
Total costs and expenses		**156,172**	157,898	206,318	**139,505**	142,491	157,162	**35,664**
Income (loss) from operations		**23,470**	26,420	(17,995)	**17,889**	26,561	1,010	**5,360**
Financing income (expenses), net	16E	**(3,235)**	2,151	7,308	**587**	3,701	8,671	**(739)**
Other (expenses) income, net		**(2,592)**	(3)	(2,332)	**17**	(110)	(2,548)	**(592)**
Net income (loss) after financing expenses		**17,643**	28,568	(13,019)	**18,493**	30,152	7,133	**4,029**
Income tax	17	**1,935**	-	-	**-**	-	-	**442**
Net income (loss) after income tax		**19,578**	28,568	(13,019)	**18,493**	30,152	7,133	**4,471**
Company's share in net loss of investees		**(5,275)**	(2,187)	(682)	**(4,190)**	(3,771)	(28,331)	**(1,205)**
Minority interest in loss of a subsidiary		**-**	-	963	**-**	-	-	**-**
Loss of a subsidiary which the Company does not intend to bear		**-**	-	383	**-**	-	-	**-**
Net income (loss) from continued operations		**14,303**	26,381	(12,355)	**14,303**	26,381	(21,198)	**3,266**
Net loss from discontinued operations	21		-	(8,843)		-	-	
Company's share in loss of a subsidiary from discontinued operations		**-**	(6,423)	-	**-**	(6,423)	-	**-**
Net income (loss)		**14,303**	19,958	(21,198)	**14,303**	19,958	(21,198)	**3,266**
Income (loss) per share, basic and diluted								
Net income (loss) per NIS 0.01 par value of shares (in NIS) from continuing operations		**0.78**	1.43	(0.67)	**0.78**	1.43	(0.67)	**0.18**
Net income (loss) per NIS 0.01 par value of shares (in NIS) from discontinued operations		**0.00**	(0.35)	(0.48)	**0.00**	(0.35)	(0.48)	**0.00**
Net income (loss) per NIS 0.01 par value of shares (in NIS)		**0.78**	1.08	(1.15)	**0.78**	1.08	(1.15)	**0.18**
Weighted average number of shares outstanding (in thousands)		**18,432**	18,432	18,432	**18,432**	18,432	18,432	**18,432**

The accompanying notes are an integral part of the financial statements.

15

Statement of Changes in Shareholders' Equity

Adjusted to NIS of December 2003

	Share capital *				
	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
	NIS 0.01 par value		. NIS thousands		
Balance as of January 1, 2001	18,431,500	197	215,040	(110,229)	105,008
Changes during 2001:					
Net loss for the year	-	-	-	(21,198)	(21,198)
Balance as of December 31, 2001	18,431,500	197	215,040	(131,427)	83,810
Changes during 2002:					
Net income for the year	-	-	-	19,958	19,958
Balance as of December 31, 2002	18,431,500	197	215,040	(111,469)	103,768
Changes during 2003:					
Net income for the year	-	-	-	**14,303**	**14,303**
Balance as of December 31, 2003	**18,431,500**	**197**	**215,040**	**(97,166)**	**118,071**

* Number of authorized shares - 501,000,000.

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2003

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003
	NIS thousands						US$ thousands
Cash flows from operating activities:							
Net income (loss)	**14,303**	19,958	(21,198)	**14,303**	19,958	(21,198)	**3,266**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:							
Net loss from discontinued operations	**-**	6,423	8,843	**-**	6,423	-	**-**
Depreciation and amortization	**16,219**	15,333	19,681	**13,621**	13,753	15,100	**3,704**
Increase in liability for termination of employer - employee relations, net	**1,147**	202	671	**1,060**	2	598	**262**
Minority interest in loss of a subsidiary	**-**	-	(963)	**-**	-	-	**-**
Loss of a subsidiary which the Company does not intend to bear	**-**	-	(383)	**-**	-	-	**-**
Company's share in net loss of investees	**5,275**	8,610	682	**4,190**	10,194	28,331	**1,206**
Interest on long -term loans	**(374)**	(644)	(181)	**(4,012)**	(1,043)	(1,485)	**(86)**
(Gain) loss on sale of property and equipment	**16**	110	(93)	**16**	110	(115)	**4**
Impairment of investments	**2,609**	-	1,879	**-**	-	1,843	**596**
Deferred taxes	**(1,935)**	-	-	**-**	-	-	**(442)**
Changes in assets and liabilities:							
Decrease (increase) in trade receivables	**(4,362)**	(2,939)	(650)	**(918)**	(675)	1,616	**(997)**
Decrease (increase) in other receivables	**(2,548)**	1,987	4,648	**(1,189)**	3,815	3,765	**(583)**
Increase (decrease) in accounts payable	**(2,158)**	(359)	2,373	**(775)**	(675)	2,788	**(493)**
Increase (decrease) in other payables	**980**	(1,055)	(5,622)	**(797)**	(5,066)	(7,453)	**224**
Net cash provided by continued operating activities	**29,172**	47,626	9,687	**25,499**	46,796	23,790	**6,661**
Net cash provided by (used in) discontinued operating activities	**-**	(6,423)	(11,303)	**-**	(6,423)	-	**-**
Net cash provided by (used in) operating activities	**29,172**	41,203	(1,616)	**25,499**	40,373	23,790	**6,661**

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2003

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003
	NIS thousands						US$ thousands
Cash flows from investing activities:							
Acquisition of property and equipment	**(13,450)**	(11,153)	(12,469)	**(13,119)**	(10,202)	(8,483)	**(3,071)**
Proceeds from sales of property and equipment	**65**	248	1,228	**65**	248	455	**15**
Grant of long-term loans	**-**	(1,266)	-	**-**	(1,266)	-	**-**
Repayment of long-term loans	**1,079**	956	892	**1,079**	956	892	**246**
Investment in investee companies	**(6,474)**	-	(682)	**(9,624)**	(16,364)	(11,844)	**(1,478)**
Investment in other assets	**(51,926)**	(1,048)	(1,062)	**(50,598)**	-	(219)	**(11,858)**
Proceeds from sales of marketable securities	**-**	-	52,812	**-**	-	52,812	**-**
Acquisition of a subsidiary consolidated for the first time (Appendix A)	**-**	116	-	**-**	-	-	**-**
Exit from consolidation of a previously consolidated subsidiary (Appendix B)	**-**	-	-	**-**	-	-	**-**
Net cash provided by (used in) continued investment activities	**(70,706)**	(12,147)	40,719	**(72,197)**	(26,628)	33,613	**(16,146)**
Net cash used in discontinued operations investment activities	**-**	(1)	(4,693)	**-**	-	-	**-**
Net cash provided by (used in) investment activities	**(70,706)**	(12,148)	36,026	**(72,197)**	(26,628)	33,613	**(16,146)**
Cash flows from financing activities:							
Changes in short-term bank loans	**(4,717)**	(29,983)	7,893	**4**	(15,095)	(4,766)	**(1,077)**
Receipt of long-term loans under lease agreement	**60,181**	-	-	**60,181**	-	-	**13,743**
Repayment of long-term loans under lease agreement	**(17,184)**	(1,545)	(1,918)	**(16,869)**	(1,226)	(1,489)	**(3,924)**
Net cash provided by (used in) continued financing activities	**38,280**	(31,528)	5,975	**43,316**	(16,321)	(6,255)	**8,742**
Net cash provided by discontinued operations financing activities	**-**	-	6,431	**-**	-	-	**-**
Net cash provided by (used in) financing activities	**38,280**	(31,528)	12,406	**43,316**	(16,321)	(6,255)	**8,742**

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2003

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003
	NIS thousands						US$ thousands
Changes in cash and cash equivalents	**(3,254)**	(2,473)	46,816	**(3,382)**	(2,576)	51,148	**(743)**
Cash and cash equivalents at beginning of year	**85,145**	87,618	40,802	**85,042**	87,618	36,470	**19,444**
Cash and cash equivalents at end of year	**81,891**	85,145	87,618	**81,660**	85,042	87,618	**18,701**
Non-cash investing activities:							
Accounts payable in respect of fixed assets	**2,352**	3,952	2,919	**2,255**	3,952	2,557	**537**
Investment in subsidiary	**(4,252)**	-	-	-	-	-	**(971)**
Cash paid for interest, net	**553**	1,592	5,865	**323**	1,592	1,679	**126**
Appendix A							
Acquisition of subsidiary consolidated for the first time							
Operating capital, net of cash	-	181	-	-	-	-	-
Property and equipment, net	-	(173)	-	-	-	-	-
Long-term liabilities	-	4	-	-	-	-	-
Customer list	-	104	-	-	-	-	-
	-	116	-	-	-	-	-
Appendix B -							
Exit from consolidation of a previously consolidated subsidiary							
Working capital, net of cash	-	(31,735)	-	-	-	-	-
Property and equipment, net	-	13,248	-	-	-	-	-
Long-term liabilities	-	(12,598)	-	-	-	-	-
Customer list, net	-	9,638	-	-	-	-	-
Minority interest	-	16,621	-	-	-	-	-
Company's share in excess of liabilities over assets in investees	-	4,825	-	-	-	-	-
	-	(1)	-	-	-	-	-

The accompanying notes are an integral part of the financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 1 - General

Internet Gold – Golden Lines Ltd. (hereinafter "the Company") was incorporated in Israel in 1992. From 1996, the Company has operated as a provider of Internet services, tailored to meet the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through portals.

Internet Gold is a public company and its ordinary shares currently trade on the Nasdaq small cap market.

Note 2 - Significant Accounting Policies

A. Basis of preparation of financial statements

These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 22 for a reconciliation to generally accepted accounting principles in the United States.

B. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

C. Financial statements in adjusted New Israeli Shekels (NIS)

1. The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the New Israeli Shekel. The adjustment, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel (ICPAI), expresses the financial data in adjusted NIS of identical purchasing power.

   The adjusted value of non-monetary assets represents their historical cost adjusted for changes in the general purchasing power of the Israel currency and does not necessarily represent their fair value to the Company.

   In these financial statements the term "cost" refers to the adjusted cost, unless otherwise indicated.
   Comparative data for the previous periods have been adjusted to NIS of December 2003.

Note 2 - Significant Accounting Policies (cont'd)

C. Financial statements in adjusted New Israeli Shekels (NIS) (cont'd)

2. Balance sheet:

Non-monetary items (property and equipment, prepaid expenses, deferred revenue) have been adjusted for the changes in the Israeli Consumer Price Index (hereinafter - "the Index") as known at the date of the transaction, to the Index published for the balance sheet date.

Monetary items are stated at their monetary value.

3. Statement of operations:

Income and expenses arising from non-monetary items (depreciation, changes in prepaid expenses and deferred revenue) have been adjusted based on specific indices corresponding to the appropriate balance sheet items.

Other income and expense items, except for financing expenses, have been adjusted on the basis of the change in the Index from the transaction date until the balance sheet date.

Net financial expenses are expressed in real terms and include the devaluation of monetary balances, as well as adjustment differentials which result from the aforementioned adjustment of the financial statements.

D. Convenience translation

For the convenience of the reader, the adjusted NIS figures of December 31, 2003 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2003 (NIS 4.379 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

E. Principles of consolidation

The consolidated financial statements include those of the Company and all its subsidiary companies, in which the Company has control. All material intercompany transactions and balances have been eliminated.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

F. Exchange rate and Consumer Price Index data

1. Assets and liabilities which are linked to foreign currency are presented on the basis of the representative rate of exchange of the currency prevailing at the balance sheet date.

   Balances which are linked to the Index are presented on the basis of the last Index published prior to the balance sheet date or on the basis of the first Index published subsequent to the balance sheet date, based on the terms of the applicable transactions.

   Income and expenses denominated in foreign currency are recorded according to the representative rate of exchange prevailing at the time the transactions were effected.

   Exchange gains and losses are included in the statement of operations.

2. Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

	Exchange rate of the $	Consumer Price Index
As of December 31, 2001	4.416	170.91 points
As of December 31, 2002	4.737	182.01 points
As of December 31, 2003	4.379	178.58 points
Changes during the:		
Year ended December 31, 2001	9.28%	1.41%
Year ended December 31, 2002	7.27%	6.49%
Year ended December 31, 2003	(7.56%)	(1.88%)

G. Cash and cash equivalents

The Company considers as cash equivalents all highly-liquid investments, including short-term bank deposits with an original maturity of three months or less, which are not encumbered by a lien.

H. Allowance for doubtful accounts

The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

I. Investments

Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

J. Property and equipment

Property and equipment are stated at cost.
Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

Annual depreciation rates are as follows:

	%
Network equipment and computers	25 – 33
Motor vehicles	15
Furniture and office equipment	6 – 15
Leasehold improvements	10

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

K. Other assets

1. Special content web sites

Certain costs relating to self construction of special content web-sites have been capitalized according to EITF-00-02 and amortized over a period of 18 months from completion of construction. Such capitalized costs are presented as part of other assets.

2. Rights of Use (ROU) of international fiber optic lines

The Company signed a long-term agreement with one of its suppliers (see Note 15I). The ROU purchase is presented in the financial statements as a capital lease. Amortization is computed by the straight-line method over the term of the agreement (14 years).

3. Deferred charges

The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as PCs, fax machines, etc. The Company amortizes such costs over the term of the agreement. The Company reflects long-term deferred charges net of current maturities that are presented as prepaid expenses.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

L. Revenue recognition

Most of the Company's revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, electronic commerce and advertising revenues. Revenues from website hosting are recognized as the services are performed. Electronic commerce and "After sale" activity revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract.

M. Income taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

In the reporting period, the Company has reported profits and utilized a portion of the tax loss carryforward but, due to the uncertainty inherent in the intense competition in the market which has developed in recent months, the Company's management cannot be reasonably assured as to the Company's ability to further utilize the tax asset in the foreseeable future. Therefore, a valuation allowance has been provided to the full amount of these losses.

The Company believes that one of its subsidiaries will utilize its carryforward tax losses and therefore recorded a deferred tax asset in that subsidiary (See Note 17F).

N. Financial instruments

The financial statements include disclosure relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company's books of account and their fair value.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

O. Income (loss) per share

Income (loss) per share is computed based on the weighted average number of shares outstanding during each period not including share options granted in accordance with Opinion No. 55 of the ICPAI.

P. Impairment of assets

In February 2003, the Israel Accounting Standards Board (hereinafter - IASB) published **Accounting Standard No. 15 - "Impairment of Assets"**. The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from hereon" method.

According to the Standard, Internet Gold International Ltd., a wholly-owned subsidiary of the Company, has impaired its investment in an Internet group in Greece to the sum of US$ 350 thousand (see Note 6A(3)). The impairment of NIS 2,609 is presented in other expenses.

In September 2003 the IASB published Clarification No. 1 regarding the accounting treatment of an impairment of an investment in an investee company that is not a subsidiary (hereinafter - the clarification). The clarification provides that in the periods following the period in which a provision was created for the first time in respect of the impairment of an investee company that is not a subsidiary, the investment in the investee company should be presented at the lower of the recoverable value and the amount of the investment based on the equity method, with the recoverable amount being calculated in each reporting period in which there are indicators that there has been a change in the recoverable value. Losses from an impairment of an investee company that is not a subsidiary, which were recognized or cancelled in the period, are to be included in the item of the company's equity in the earnings (losses) of affiliated companies.

The adoption of the Standard had no impact on the operations of the affiliated company as the client list was partially impaired prior to the release of the standard.

Q. Segment reporting

Segment reporting is represented according to Accounting Standard No. 11 of the IASB.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

R. Disclosure of the effect of new accounting standards in the pre-application period

1. **Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements".** Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued.

   Consequently, up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect of implementation of the Standard depends on the rate of inflation and the financing sources of the company. The Company is evaluating the impact Accounting Standard No. 12 may have on its future consolidated financial statements.

2. **Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency".** The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 will not have an effect on the consolidated financial statements.

Note 3 - Cash and Cash Equivalents

The Company holds its available funds in US$ dollar short-term deposits bearing interest rates ranging from 0.7% to 1.4%.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 4 - Trade Receivables, Net

Trade receivables consist of:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Open accounts and accrued revenues	**29,050**	26,466	**19,165**	19,841
Checks, debit orders and credit cards receivable	**13,134**	11,982	**12,526**	11,761
	42,184	38,448	**31,691**	31,602
Allowance for doubtful accounts	**(6,615)**	(7,241)	**(5,090)**	(5,919)
	35,569	31,207	**26,601**	25,683

Changes in the allowance for doubtful accounts were as follows:

	Consolidated	Company
Balance as of December 31, 2001	6,323	5,421
Additions charged to bad debt expenses	2,340	1,889
Write-downs charged against the allowance	(773)	(773)
Recoveries of amounts previously charged off	(649)	(618)
Balance as of December 31, 2002	7,241	5,919
Additions charged to bad debt expenses	**1,538**	**1,358**
Write-downs charged against the allowance	**(863)**	**(846)**
Recoveries of amounts previously charged off	**(1,301)**	**(1,341)**
Balance as of December 31, 2003	**6,615**	**5,090**

Note 5 - Other Receivables

Other receivables consist of:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Prepaid expenses	**5,121**	5,471	**4,906**	5,350
Related parties (see Note 18)	**2,554**	4,324	**560**	3,617
Other (see Note 7 and Note 15H)	**5,094**	1,655	**5,073**	1,575
	12,769	11,450	**10,539**	10,542

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies

A. Data in respect of the Company's subsidiaries and affiliated is as follows:

(1) Gold Trade Ltd. (GT)

GT is an independent company jointly owned by Internet Gold (48.27%) and Eurocom Marketing (48.27%) (related party). GT provides a variety of online shopping and transactional opportunities directly to the consumers. GT's primary e-commerce activity, the P1000 Mega-Mall, was launched on June 30, 2000. At the end of 2001, GT has shifted its e-commerce activity to a tender site. As such, this activity is based on commission of about 7% of sales. The revenue is recorded on a net basis.

In February 2002, GT shareholders signed a supplemental appendix to the shareholders' agreement, according to which the composition of the board of directors has changed, therefore, the Company ceased thereafter to consolidate GT in its financial statements.

According to the Board resolutions of GT dated March 4, 2003, GT has decided to call upon an equity infusion by way of rights allocations to its shareholders for a maximum amount to be issued of US$ 5 million. The issuance of shares was made in a ratio of 10 shares vs. each existing one. The Company invested an amount that increased its share up to 48.27%. Eurocom Marketing, a related party, has co-participated and increased its share from 9.2% up to 48.36%. All other shareholders were diluted.
As of December 31, 2003, Gold Trade had incurred losses of NIS 62.9 million ($14.4 million). Most of Gold Trade losses were covered by capital infusions made in two stages during the years 2003 and 2002. In year 2002 Gold Trade converted shareholders' loans into shares of NIS 24.2 million ($5.5 million), and in September 2003 issued 100,000 shares in a rights offering to Eurocom Marketing Ltd. and to the company for the amount of NIS 21.9 million ($5 million) of which NIS 17.6 million ($4 million) were paid in 2003.
The investment in GT is presented by the equity method. The Company recorded its share of GT's losses amounting to NIS 5.28 million in 2003 (NIS 8.6 million in 2002).

(2) MSN Israel Ltd. (MSN)

MSN Israel was established in April 2000, and is an independent company jointly owned by Internet Gold (50.1%) and The Microsoft Corporation (49.9%). This portal, with the same look and feel as MSN Worldwide, uniquely combines leading Israeli content and e-commerce providers and integrates with Microsoft's leading network services such as Messenger, Hotmail (in Hebrew), Passport and Web Communities offering local users access to the most advanced online Internet services in the world. This portal constitutes the first step toward realizing the vision of an "everyday web" in Israel.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies (cont'd)

(2) MSN Israel Ltd. (MSN) (cont'd)

The consolidated financial statements include those of MSN. The Company recorded its share of MSN's losses amounting to NIS 2.4 million in 2003 (NIS 5.8 million in 2002).
The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The Company has already financed approximately $ 8.2 million as of balance sheet date (including $7.7 million accumulated deficit).

In November 2001, MSN has exercised an option to obtain 50% of the portal "Start" for no immediate consideration but is obligated to pay royalties to the other shareholder at the amount of 20% of the revenues of "Start" for a period of 36 months. Minimum payment per month is $8 thousand. MSN paid in 2003 the sum of NIS 444.

(3) Internet Gold International Ltd. (IGI)

Established in January 2000, as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. IGI's strategy included acquiring and partnering with local Internet Service Providers, IT companies and Media Groups in emerging markets. Currently, IGI holds 15.2% in shares of an Internet Group in Greece (the investment, of US$ 1 million, has been written down to the sum of US$ 350 thousand). The impairment charge of NIS 2,609 is presented as other expenses. IGI operates an international ISP services to customers outside Israel. The investment is presented on a cost basis. The Company recorded its share of IGI's losses amounting to NIS 1.6 million in 2003 most of which was derived from the impairment (profits of NIS 1.2 million in 2002). The Company's investment in IGI is in the form of a nominal non-interest bearing capital note plus loans amounting to NIS 10.5 million.

(4) Gold Mind Ltd. (GM)

Established in January 2000, as a wholly owned subsidiary, the company had two major activities: developing Internet content ventures, and site construction utilizing a variety of technologies, ranging from sites drawing upon the most widespread technologies to databases updated online. The site construction activity has been discontinued. Gold Mind is currently engaged in virtual magazine sales. The Company recorded its share of GM's profits amounting to NIS 5 million in 2003 (profits of NIS 2.9 million in 2002).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 6 - Investments in Investee Companies (cont'd)

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
B. Excess of liabilities over assets in subsidiaries Consists of the following:				
Cost of shares	-	-	**55**	55
Accumulated losses	-	-	**(45,550)**	(46,562)
	-	-	**(45,495)**	(46,507)
Loans	-	-	**53,782**	46,941
	-	-	**8,287**	434

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
C. Investments in investee companies:				
Cost of shares	**24,418**	16,299	**22,868**	12,140
Accumulated losses	**(30,574)**	(25,297)	**(30,574)**	(25,297)
	(6,156)	(8,998)	**(7,706)**	(13,157)
Presented as investments in investee companies	**1,550**	4,159	**8,287**	434
Presented as part of long-term liabilities	**7,706**	13,157	**7,706**	13,157

Note 7 - Long-Term Loan

The loan is in U.S. dollars, with interest calculated at LIBOR + 2.25% p.a. (See Note 5 and Note 15H).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net

Property and equipment consists of:

A. Consolidated

	Network equipment and computers	Furniture and office equipment	Motor vehicles [(1)]	Leasehold improvements	Total
Cost:					
As at December 31, 2002	65,863	15,474	7,651	9,440	98,428
Additions	8,719	2,886	-	245	11,850
Disposals	(64)	(1)	(225)	(4)	(294)
As at December 31, 2003	**74,518**	**18,359**	**7,426**	**9,681**	**109,984**
Depreciation:					
As at December 31, 2002	49,741	6,889	3,977	6,824	67,431
Depreciation for the year	8,504	3,019	1,112	971	13,606
Disposals	(64)	(1)	(145)	(3)	(213)
As at December 31, 2003	**58,181**	**9,907**	**4,944**	**7,792**	**80,824**
Property and equipment, net					
As at December 31, 2003	**16,337**	**8,452**	**2,482**	**1,889**	**29,160**
As at December 31, 2002	16,122	8,585	3,674	2,616	30,997

(1) Includes cost of motor vehicles under financial lease agreements totaling NIS 7,391 as of December 31, 2003 (NIS 7,574 as of December 31, 2002). Liens have been placed on such vehicles, in favor of the lessor, (see also Note 15(J)).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 - Property and Equipment, Net (cont'd)

B. Company

	Network equipment and computers	Furniture and office equipment	Motor Vehicles[1]	Leasehold improvements	Total
Cost:					
As at December 31, 2002	61,160	15,298	6,172	9,293	91,923
Additions	8,320	2,887	-	215	11,422
Disposals	(64)	(1)	(225)	(4)	(294)
As at December 31, 2003	**69,416**	**18,184**	**5,947**	**9,504**	**103,051**
Depreciation:					
As at December 31, 2002	47,449	6,861	3,389	6,731	64,430
Depreciation for the year	7,178	3,006	889	965	12,038
Disposals	(64)	(1)	(145)	(3)	(213)
As at December 31, 2003	**54,563**	**9,866**	**4,133**	**7,693**	**76,255**
Property and equipment, net					
As at December 31, 2003	**14,853**	**8,318**	**1,814**	**1,811**	**26,796**
As at December 31, 2002	13,711	8,437	2,783	2,562	27,493

(1) Includes cost of motor vehicles under financial lease agreements totaling NIS 5,938 as of December 31, 2003 (NIS 6,162 as of December 31, 2002). Liens have been placed on such vehicles, in favor of the lessor.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 9 - Other Assets and Deferred Charges

Consists of:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Web site construction for self use (see Note 2K (1))	**5,888**	4,560	**219**	219
Amortization of web sites	**(4,707)**	(3,667)	**(219)**	(209)
	1,181	893	**-**	10
Right of use in an International Communication Lines (see Note 2K (2))	**50,598**	-	**50,598**	-
Less: amortization	**(1,573)**	-	**(1,573)**	-
	49,025	-	**49,025**	-
Deferred charges (see Note 2K (3))	**924**	338	**870**	321
	51,130	1,231	**49,895**	331

Note 10 - Short-Term Bank Loans

Short-term loans and credit from banks consist of:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Short-term loans at Prime*	**4,279**	8,996	**1,754**	1,750
Current maturities of long-term loans	**980**	1,461	**705**	1,209
	5,259	10,457	**2,459**	2,959

* The Prime rate as of December 31, 2003 was 6.3% (December 31, 2002 - 10.4%).

See Note 15F with regard to bank guarantees.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 11 - Accounts Payable

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Trade payables - open account	**27,993**	14,088	**26,359**	11,366
Trade payables abroad	**758**	1,886	**758**	1,886
Checks payable	**2,444**	3,412	**2,023**	1,959
Accrued expenses	**6,826**	5,523	**5,275**	4,806
	38,021	24,909	**34,415**	20,017

Note 12 - Other Payables

Other payables consist of:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Employees and payroll accruals	**4,965**	4,265	**4,078**	3,718
Related parties (see Note 18)	**3,577**	1,451	**2,718**	1,495
Liability for vacation and recreation pay	**1,707**	1,351	**1,514**	1,169
Deferred income	**1,489**	1,669	**206**	942
Other	**869**	2,796	**872**	2,766
	12,607	11,532	**9,388**	10,090

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 13 - Long-Term Loans and Other Long-Term obligations

Long-term loans and other long-term obligations under capital leases are as follows:

		Consolidated		Company	
	Interest rate	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Capital lease obligations:					
Vehicles (linked to the Israeli Consumer Price Index)	5%-7%	**1,253**	2,791	**782**	2,025
Less: current maturities		**(980)**	(1,461)	**(705)**	(1,209)
		273	1,330	**77**	816
International Communication Lines (linked to the US$ exchange rate)	*LIBOR +0.5%	**43,911**	-	**43,911**	-
Less: current maturities (presented as accounts payable)		**(16,795)**	-	**(16,795)**	-
		27,116	-	**27,116**	-
		27,389	1,330	**27,193**	816

* The LIBOR rates ranging from 1.10% to 1.12%.

Amortization of assets held under capital leases is included as part of depreciation expenses.

Aggregate maturities are as follows:

	As at December 31 2003
2004	**17,775**
2005	**17,026**
2006	**10,363**
	27,389

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Liability for Severance Pay, Net

The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company's net liabilities disclosed in the balance sheet represent the balance of the liability not funded as above:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Liability for severance pay	**9,876**	7,782	**8,959**	7,084
Less: amounts funded	**(4,948)**	(4,001)	**(4,436)**	(3,621)
	4,928	3,781	**4,523**	3,463

The expenses in respect to severance pay for the years ended December 31, 2003, 2002 and 2001 are NIS 2,372 (Company - NIS 2,162) NIS 1,796 (Company - NIS 1,673) and NIS 965 (Company - NIS 548), respectively.

Note 15 - Guarantees, Commitments and Contingent Liabilities

A. License and regulations

1. The Company has received a license from the Ministry of Communications in Israel, (hereinafter "MOC") which was renewed on January 24, 2002 for a period of five years. The license grants the Company the right to provide Internet and related services, subject to several conditions mentioned in the license.

   Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

A. License and regulations (cont'd)

2. The Company expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, digital broadcast satellite (hereinafter - "DBS") providers and cable television companies as well as wireless communication companies.

   During 2003, the significant increase in demand for broadband was coupled with intense competition between all ISPs, which resulted in price reductions by all ISPs. Due to this market environment, the Company adopted a more aggressive marketing policy in order to attract a greater number of broadband customers while continuing to keep tight control over expenses.

   The Company expects that the competition in the Internet industry will intensify, which, along with possible regulatory changes, may have an adverse effect on revenues and profitability.

   In addition, during 2002, the cable television companies received a license to operate as an ISP.

B. A lawsuit has been filed against the Company by one of its suppliers concerning data communication services, claiming that the Company has breached the contracts between them by their unilateral early termination. The lawsuit seeks damages of NIS 3.5 million of which about NIS 1.4 million relates to loss of revenues and profits during the year 2001 and the rest to services rendered and revenues and profits according to the claim in 2000. Some amounts of the claim are not in dispute and the Company accounted for them in the course of business. The Company's management, after consulting with its legal consultants, has provided for NIS 560.

C. In March 2003, a lawsuit was filed against the Company by an Israeli company engaged in the sale of computers and peripheral equipment. The plaintiff claimed that the Company had failed to pay for computer equipment, which had allegedly been provided. The Company submitted a request for leave to defend with regard to an amount of NIS 206 which the Company set off from amounts owed to it by the plaintiff and companies related to it, and for failure by the plaintiff to supply to the Company computer parts in the required quality. Currently, the disputed amount has been reduced to NIS 141. The Company provided an amount of NIS 100 in the first quarter of 2003.

D. In February 2003, a lawsuit was filed against the Company by an Israeli company. The plaintiff claims that the Company failed to comply with the agreement and the service received was inadequate. The claim has been forwarded to the handling of the Company's insurance company. The Company, after consulting with its legal consultants, provided an amount of NIS 100.

E. In July 2003 a lawsuit was filed against the Company by an Israeli company claiming for an alleged breach of agreement. The lawsuit seeks damages of NIS 300. In the Company's management view, after consulting with its legal consultants, the Company's position is fairly well established. A provision of NIS 100 has been recorded.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

F. The Company has granted bank performance guarantees which amount to approximately NIS 597 (Company - NIS 597) as of December 31, 2003. This amount represents the maximum undiscounted exposure to the Company. The carrying value of these guarantees is zero.

G. Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 1,212.

H. The Company leases office premises of 4,250 sq. m. for periods of up to ten years with a renewal option for an additional ten years. Future annual rental expenses under the agreement are approximately NIS 2,109 linked to the rate of exchange of the U.S. Dollar.

In connection with the lease agreement, the Company has provided the lessor with a loan of up to US$ 1,599 (approximately NIS 7,002) for completion of the building construction. The loan is repaid by means of an offset from the Company's monthly lease payments. A secondary lien on the building has been registered in the Company's name to secure the loan. The lessor has recently sold the building and will repay the loans during 2004. (See Note 5).

The Company's support department, rented from a related party, is located in a 250 square meters office in Ramat-Gan, Israel. The facilities are leased from Eurocom Holdings until June 30, 2005 (see Note 18A).

In addition, MSN, the Company's subsidiary, was engaged in agreements for the lease of office premises of 325 sq. m. until December 31, 2003 (the termination of the first option period) and since January 1, 2004, for the lease of 700 sq. m.. This is a sub-lease from GT, the Company's affiliated. Future monthly rent for all the facilities leased by MSN is NIS 17 (US$ 4). Since January 1, 2004, MSN uses the premises on a monthly basis without renewing the lease agreement (this action is consistent to GT's lease agreement).

The Company has also entered into lease agreements for several sites at which part of the communications equipment is located.

Future minimum lease payments are as follows (assuming renewal options will not be exercised):

	As of December 31 2003
2004	**2,678**
2005	**2,309**
2006	**2,309**
2007	**2,309**

Rental expenses were NIS 2,984 (Company - NIS 2,754), NIS 2,516 (Company - NIS 2,283) and NIS 3,730 (Company - NIS 2,239), for the years ended December 31, 2003, 2002 and 2001, respectively.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

I. The Company has signed a long-term agreement with Barak I.T.C. (1995) Ltd, one of Israel's three International operators, to purchase Rights Of Use (ROU) for international fiber optic lines until the year 2017, with the option to extend the agreement for an additional five year period.

According to the agreement, the Company is obligated to pay ROU charges for each new leased international line ordered in respect of each circuit in thirty-six (36) monthly installments.
As of the balance sheet date, the Company has operated 5 lines. Subsequent to balance sheet date, another two lines have been connected.

The Company presents the ROU purchase in its financial statements as a capital lease as part of other assets at the gross sum of NIS 50,598.

Future installments–

2004	16,795
2005	16,753
2006	10,363
	43,911

J. The amount of liabilities which are secured by liens is:

	Consolidated	Company
	As of December 31 2003	As of December 31 2003
Long-term loans	**1,253**	**782**
	1,253	**782**

A lien has been placed on motor vehicles to secure the said liabilities, (see also Note 8).

K. From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Guarantees, Commitments and Contingent Liabilities (cont'd)

L. The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company's Ordinary Shares (hereinafter - "options") to the Company's directors, officers and employees (hereinafter - "the 1999 Plan"). The exercise price of the options was determined at the issuance of the options (see Note 22A(6)).

M. The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the Company being a public company, to the extent that these damages are not covered by the directors' and officers' liability insurance.

N. The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The accumulated deficit of MSN Israel as at December 31, 2003 is NIS 33.7 million (US$ 7.7 million).

Note 16 - Additional Statement of Operations Data

A. Revenues

Revenues consist of:

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Access revenues	**146,007**	156,335	139,850	**136,523**	153,973	139,850
Other revenues	**33,635**	27,983	48,473	**20,871**	15,079	18,322
	179,642	184,318	188,323	**157,394**	169,052	158,172

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data (cont'd)

B. Cost of revenues

Cost of revenues consists of:

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Communication services	**32,920**	41,635	41,558	**32,882**	41,645	41,886
Cost of goods sold	**6,035**	5,622	19,255	**4,951**	5,622	5,696
	38,955	47,257	60,813	**37,833**	47,267	47,582
Salaries and related expenses	**28,358**	25,167	26,342	**24,292**	21,923	22,683
Depreciation	**10,421**	11,367	14,968	**7,941**	9,672	10,864
Other	**15,137**	15,773	14,012	**7,942**	6,936	4,901
	92,871	99,564	116,135	**78,008**	85,798	86,030

C. Selling and marketing expenses

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Advertising and marketing expenses	**17,512**	13,702	19,327	**21,680**	16,261	16,431
Salaries and related expenses	**21,177**	20,777	25,785	**18,460**	19,355	19,453
Other	**2,704**	2,646	6,187	**2,398**	2,365	5,806
	41,393	37,125	51,299	**42,538**	37,981	41,690

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data (cont'd)

D. General and administrative expenses

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands					
Professional fees	**3,750**	2,776	2,273	**3,249**	2,377	1,724
Salaries and related expenses	**10,259**	7,940	21,854	**8,801**	7,017	15,771
Postal and communication expenses	**2,188**	2,227	3,016	**2,155**	2,302	2,716
Provision for doubtful debts	**80**	1,942	3,514	**(93)**	1,612	2,651
Legal reserve	**309**	(604)	240	**-**	(604)	326
Depreciation	**1,676**	1,622	1,899	**1,576**	1,539	1,664
Office maintenance and rent	**2,599**	3,925	4,453	**2,312**	3,518	3,940
Other	**1,047**	1,381	1,635	**959**	951	650
	21,908	21,209	38,884	**18,959**	18,712	29,442

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Additional Statement of Operations Data (cont'd)

E. Financing income, net

Financing income, net, consists of:

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Interest (expense) income on short-term loans from banks and others	**(187)**	(343)	(10,848)	**25**	(492)	(841)
Exchange rate differentials net of interest on short-term Bank deposits	**(4,822)**	1,852	17,352	**(4,822)**	1,913	9,443
Exchange rate differentials net of interest on long-term loans	**537**	(376)	719	**537**	(269)	557
Other, mainly derived from devaluation of Trade receivables and trade payables	**1,237**	1,018	85	**4,847**	2,549	(488)
	(3,235)	2,151	7,308	**587**	3,701	8,671

Note 17 - Income Taxes

A. Israel tax reform

As of January 1, 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.
The main provisions of the tax reform that may affect the Company are as follows:

1. Transfer pricing of international transactions with related parties.

   The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.
   Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2. Employee stock incentive plans

   The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim a deduction for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

3. Controlled foreign company (CFC)

   The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4. Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5. The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Income Taxes (cont'd)

B. Income (loss) before income taxes is attributable to the following geographic locations for the years ended December 31, 2003, 2002 and 2001.

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Israel	**17,643**	28,568	(13,019)	**18,493**	30,152	7,133
Foreign	-	-	-	-	-	-
	17,643	28,568	(13,019)	**18,493**	30,152	7,133

C. The Company has received final tax assessments up to and including the 1999 tax year.

D. Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index.
Income is taxed at the regular corporate tax rate - 36%.

Income tax benefit for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Consolidated			Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Current tax:	-	-	-	-	-	-
Deferred taxes:						
Israel	**1,935**	-	-	-	-	-
foreign	-	-	-	-	-	-
	1,935	-	-	-	-	-
Income tax Benefit	**1,935**	-	-	-	-	-

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Income Taxes (cont'd)

E. Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on the pre-tax income (loss) at the statutory tax rate and the actual income tax provision is as follows:

	Consolidated			Company		
	Year ended December 31 2003	**Year ended December 31 2002**	**Year ended December 31 2001**	**Year ended December 31 2003**	**Year ended December 31 2002**	**Year ended December 31 2001**
Income (loss) before income taxes as per income statements	**17,643**	28,568	(13,019)	**18,493**	30,152	7,133
Loss from discontinued operations Gross	-	-	(17,650)	-	-	-
	17,643	28,568	(30,669)	**18,493**	30,152	7,133
Theoretical tax Computed at the statutory tax rate	**6,351**	10,284	(11,041)	**6,657**	10,855	2,568
Increase in tax resulting from:						
Non-deductible expenses	**451**	587	1,387	**420**	530	871
Non taxable income Recalculated	-	-	-	-	-	(5,867)
Change in valuation allowance in respect of deferred taxes	**(9,343)**	(10,001)	9,263	**(6,602)**	(10,715)	2,245
Other difference	**606**	(870)	391	**(475)**	(670)	183
	(8,286)	(10,284)	11,041	**(6,657)**	(10,855)	(2,568)
	(1,935)	-	-	-	-	-

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Income Taxes (cont'd)

F. Deferred taxes comprise:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Tax loss carryforward	**27,330**	35,122	**10,671**	17,479
Accrued employee rights	**2,389**	1,841	**2,173**	1,668
Allowance for doubtful accounts	**2,381**	2,545	**1,832**	2,131
Deferred tax asset	**32,100**	39,508	**14,676**	21,278
Valuation allowance	**(30,165)**	(39,508)	**(14,676)**	(21,278)
Net deferred tax asset	**1,935**	-	**-**	-

Deferred tax assets for future benefits are included where their realization is more likely than not.

The Company has an operating loss carryforward for tax purposes, as of December 31, 2003 of approximately NIS 81.3 million consolidated (Company - NIS 29.6 million). The operating loss carryforward is linked to the Index and has no expiry date.

Note 18 - Related Parties

A. Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company's share capital) the Company's management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

(a) Communication services, inter alia via satellite, are conducted through a related party.
(b) Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.
(c) Reimbursement for actual expenses (certain employee compensation expenses, including in respect of the CEO and overhead) to the ultimate parent company.
(d) Rental of certain office premises from a related party.
(e) Advertising through a related party radio station.

Related parties' balances are presented as follows:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Debit balance (Note 5)	**2,554**	4,324	**560**	3,617
Credit balance (Note 12)	**3,577**	1,451	**2,718**	1,495

148

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 18 - Related Parties (cont'd)

B. Related party transactions were reflected in the statements of operations as follows:

	Consolidated		Company	
	As at December 31 2003	As at December 31 2002	As at December 31 2003	As at December 31 2002
Revenues	**1,973**	2,174	**3,621**	2,613
Cost of revenues - communications expenses	**4,873**	3,266	**4,873**	3,266
Participation in compensation and other expenses	**503**	-	**579**	81
Rental expenses	**281**	455	**281**	455
Selling and marketing expenses - advertising expenses	**1,113**	813	**6,245**	4,261
General and administrative expenses - Participation in compensation and other expenses	**677**	2,403	**520**	2,185
Interest (income) expense	**(60)**	(149)	**(2,859)**	(3,306)

Note 19 - Financial Instruments

Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of bank deposits deposited in one bank account in the sum of NIS 78,882, trade receivables, other receivables and long-term loans. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company's customer base.

With respect to long-term loans, see Note 15(H).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Segment Reporting

The Company has identified four reportable segments in 2003, i.e. the provision of Internet services, website content provision, portal operating and after sale activity, and operates in one geographic area, i.e. Israel.

The Company reported for the first time the after sale activity as a reportable segment. Therefore, the Company has restated the corresponding items of segment information for earlier periods.

	Year ended December 31, 2003						
	ISP [1]	Portal [2] operating	Web site [3] content	After sale [4] and others	Commerce [5]	Adjustments	Consolidated
External revenues for the segment	146,007	15,460	5,155	13,020	-	-	179,642
Internal revenues for the segment	899	6,257	82	-	-	7,238	-
Total revenues for the segment	146,906	21,717	5,237	13,020	-	(7,238)	179,642
Operating income (loss)	13,363	1,419	3,149	5,534	-	5	23,470
Financial expenses							(10,831)
Financial income							7,596
Other expenses, net							(2,592)
Company's share in net loss of investees				-	(5,275)		(5,275)
Company's share in loss of a subsidiary from discontinued operations							-
Tax benefit							1,935
Net income							14,303
Total assets for the segment	197,869	11,960	4,693	-	-	(518)	214,004
Total liabilities for the segment	84,983	45,600	8,131	-	-	(50,487)	88,227
Excess liabilities over assets in investee companies for the segment	-	-	-	-	7,706	-	7,706
Total liabilities	84,983	45,600	8,131	-	7,706	(50,487)	95,933
Capital expenditure	62,020	1,688	68	-	-	-	63,776
Depreciation and amortization	13,705	2,363	158	-	-	(7)	16,219

(1) ISP-Internet Service Provider - Offering a wide range of Internet access and Internet services.

(2) Portal MSN Israel - The portal offers an electronic advertising media.

(3) Selling Internet content such as electronic newspaper, radio, anti virus and other related products.

(4) Selling products to the subscribers through a variety of on-line shopping and transactional opportunities.

(5) An e-commerce activity which enables the user to make transactions through the Internet.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Segment Reporting (cont'd)

	Year ended December 31, 2002						
	ISP	Portal operating	Web site content	After sale and others	Commerce	Adjustments	Consolidated
External revenues for the segment	155,403	8,900	4,935	15,080	-	-	184,318
Internal revenues for the segment	933	4,769	40	-	-	(5,742)	-
Total revenues for the segment	156,336	13,669	4,975	15,080	-	(5,742)	184,318
Operating income (loss)	20,584	(4,396)	2,956	7,174	-	102	26,420
Financial expenses							(13,857)
Financial income							16,008
Other expenses, net							(3)
Company's share in net loss of investees					(2,187)		(2,187)
Company's share in loss of a subsidiary from discontinued operations					(6,423)		(6,423)
Net income							19,958
Total assets for the segment*	159,489	9,025	815	-	-	(277)	169,052
Total liabilities for the segment*	41,838	41,247	9,338	-	-	(40,296)	52,127
Excess liabilities over assets in investee companies for the segment	-	-	-	-	13,157	-	13,157
Total liabilities	41,838	41,247	9,338	-	13,157	(40,296)	65,284
Capital expenditure	10,874	2,692	19	-	-	-	13,585
Depreciation and amortization	13,450	1,828	157	-	-	(102)	15,333

* Reclassified

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Segment Reporting (cont'd)

	Year ended December 31, 2001						
	ISP	**Portal operating**	**Web site content**	**After sale and others**	**Commerce**	**Adjustments**	**Consolidated**
External revenues for the segment	139,852	7,596	1,128	18,320	21,427	-	188,323
Internal revenues for the segment	-	1,953	-	-	717	(2,670)	-
Total revenues for the segment	139,852	9,549	1,128	18,320	22,144	(2,670)	188,323
Operating income (loss)	(13,448)	(10,919)	(1,729)	10,788	(2,577)	(110)	(17,995)
Financial expenses							(7,823)
Financial income							15,131
Other expenses, net							(2,332)
Company's share in net loss of investees			(682)				(682)
Minority interest in loss of a subsidiary							963
Loss of subsidiary which the Company does not intend to bear							383
Net loss from discontinued operations							(8,843)
Net loss							(21,198)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 21 - Discontinued Operation

The Company's former subsidiary - Gold Trade reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through self produced mail order catalog.

The reclassification of revenues and expenses to discontinued operations has been implemented as a specific basis with the exception of the financing expenses which were reclassified according to the ratio of liabilities attributed to discontinued operations.

The results of the discontinued operation are as follows:

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Revenues	-	-	42,700
Cost of revenues	-	-	(33,253)
Selling and marketing expenses	-	-	(15,500)
General and administrative expenses	-	-	(8,336)
	-	-	(57,089)
Loss from operations	-	-	(14,389)
Financing expenses, net	-	-	(3,261)
Net loss after financing expenses	-	-	(17,650)
Minority share in loss of subsidiary from discontinued operations	-	-	8,807
Net loss from discontinued operation	-	-	(8,843)
Company's share in net loss of investees	-	(6,423)	-

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements

A. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders' equity or cash flows of the Company and Consolidated, are set out below.

1. **Effect of inflation:**

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company measures the effect of price level changes in the Israeli economy.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. (cont'd)

2. Liability for severance pay:

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2003 and 2002, such funded amounts were NIS 4,948 (Company - NIS 4,436), and NIS 4,001 (Company - NIS 3,621) respectively.

3. Affiliate equity amendment deriving from application of U.S. GAAP as correction to the financial statements under Israeli GAAP

According to Israeli GAAP as prescribed in Accounting Standard 15, the affiliated company - Gold Trade ("GT") wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.
In the past, GT termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, GT cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 GT identified that the reporting unit to which the goodwill is attributed was impaired. When GT applied the second step of the impairment test GT determined that the implied fair value of the goodwill is zero since GT had to attribute fair value to the customer list that was not previously recorded. This year, in its Israeli GAAP figures, GT continued to amortize this client list (previously titled "goodwill") amounting to NIS 1,170 thousand. Under US GAAP this asset was fully written off last year. (the Company's share of this amortization is NIS 548 thousand). The amortization described above is reversed in the reconciliation note.

4. Changes in exchange rate

According to Israeli GAAP, the effect of changes in exchange rates in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under U.S. GAAP, the effect of changes in exchange rates on cash are presented separately in the statement of cash flows (see Note 22B.3).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. (cont'd)

5. Loans in respect of capital leases

According to Israeli GAAP, receipt of loans in respect of capital leases are reflected in the statement of cash flows as cash flows from financing activities as against investing activities from the acquisition of the fixed assets - financed by the lease.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities (see Note 22B.3).

6. Employee Stock Option Plan

The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company's Ordinary Shares (hereinafter - "options") to the Company's directors, officers and employees (hereinafter - "the 1999 Plan"). The exercise price of the options was determined at the issuance of the options.

During 1999, the Board of Directors approved the grant of 653,793 options to the Company's officers. According to the 1999 Plan, each employee shall receive equal numbers of options from each of the groups detailed below, without consideration, to be held in trust in accordance with the Israeli Income Tax Ordinance - Section 102.

Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

Group	Vesting (in months)	Exercise price (in $)
A	12	10.8
B	24	9.6
C	36	8.4
D	48	7.2
E	60	6

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. (cont'd)

6. Employee Stock Option Plan (cont'd)

Stock option activity during the period indicated is as follows:

	Number of shares	Weighted average exercise price
	NIS	NIS
Balance at December 31, 2001	195,393	36.8
Granted	-	-
Forfeited	-	-
Balance at December 31, 2002	195,393	36.8
Granted	-	-
Forfeited	(28,650)	-
Balance at December 31, 2003	**166,743**	**36.8**

As applicable according to Israeli GAAP, employee stock compensation expenses are not recorded as long as there are not exercised options.

Under U.S. GAAP, in accordance with the Accounting Principles Board (hereinafter - "APB") No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,524 (income of NIS 109 for the year ended December 31, 2003, and expenses of NIS 530 for the year ended December 31, 2002, and income of NIS 1,752 for the year ended December 2001).

In October 1995, the FASB issued Statement No. 123 "Accounting for Stock Based Compensation" ("SFAS-123"), which established financial accounting and reporting standards for stock based compensation plans. The statement defines a fair value based method of accounting for employee stock options. SFAS-123 allows for measurement of the compensation expense in accordance with APB25, as long as the financial statements include pro forma information on measurement in accordance with SFAS-123 (See Note 22C).

The fair value of these options was estimated using the Black-Scholes options pricing model with the following assumptions: risk free interest rate of 6% dividend yield of 0% volatility of 50%, and a weighted average expected life of three years.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement.

The following is summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

1. Statement of Operations

	Consolidated		
	December 31 2003	December 31 2002	December 31 2001
Net income (loss) Israeli GAAP	**14,303**	19,958	(21,198)
Adjustments to conform with US GAAP:			
Affiliate equity (A3)	**548**	(2,711)	-
Employee stock options (A6)	**109**	(530)	1,752
Total US GAAP adjustments	**657**	(3,241)	1,752
Net income (loss) US GAAP - continuing operations	**14,960**	23,140	(10,603)
Net income (loss) US GAAP - discontinuing operations	**-**	(6,423)	(8,843)
Net income (loss) US GAAP	**14,960**	**16,717**	**(19,446)**
Basic and diluted net income (loss) per share (in NIS) in accordance with US GAAP - - continuing operations	**0.81**	1.26	(0.57)
Basic and diluted net (loss) per share - discontinuing operations - US GAAP	**-**	(0.35)	(0.48)
Basic and diluted net income (loss) per share (in NIS) in accordance with US GAAP	**0.81**	0.91	(1.05)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

2. Shareholders' equity

	Consolidated	
	December 31 2003	December 31 2002
Shareholders' funds - equity - Israeli GAAP	118,071	103,768
Adjustment to conform with US GAAP:		
Affiliated equity - previous years	(2,711)	-
Affiliated equity (A3)	548	(2,711)
Shareholders' equity in accordance with US GAAP*	115,908	101,057

* For each of the years ended December 31, 2003, 2002 and 2001, net income equals comprehensive income since the company did not have any items of other comprehensive income.

3. Statements of cash flows

	Consolidated		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
		NIS thousands	
Net cash flows from operating activities - Israeli GAAP	29,172	41,203	(1,616)
Changes in exchange rate (A4)	6,299	(6,394)	(7,660)
Net cash flows from operating activities - US GAAP	35,471	34,809	(9,276)
Net cash flows from investing activities - Israeli GAAP	(70,706)	(12,148)	36,026
Loans in respect of capital leases (A5)	50,598	-	-
Net cash flows from investing activities - US GAAP	(20,108)	(12,148)	36,026
Net cash flows from financing activities - Israeli GAAP	38,280	(31,528)	12,406
Loans in respect of capital leases (A5)	(50,598)	-	-
Net cash flows from financing activities - US GAAP	(12,318)	(31,528)	12,406
Exchange rate differences	(6,299)	6,394	7,660
Changes in cash and cash equivalents -Israeli GAAP and US GAAP	(3,254)	(2,473)	46,816

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

C. Employee Stock Option Plan

Under the provisions of SFAS-123, based on the initial public offering price of $12 per share, the Company should have recorded an aggregate expense of approximately NIS 3,733 (for the year ended December 31, 2003 - NIS 222 income, and for the year ended December 31, 2002 - NIS 678 expenses and for the year ended December 31, 2001 - NIS 2,810 income).
The weighted average fair value of options granted since July 1999 was NIS 20.18 per share.

Had the Company determined compensation cost based on their fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	Consolidated and Company		
	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
		NIS thousands	
Net income (loss) for the year - US GAAP	**14,960**	16,717	(19,446)
Deduction of compensation expenses according to APB 25 (A6)	**(109)**	530	(1,752)
Application of compensation expenses according to FASB 123 (see above)	**222**	(678)	2,810
	15,073	16,039	(16,636)
Basic and diluted net income (loss) per share in accordance with U.S. GAAP -			
As reported APB 25	**0.81**	0.91	(1.05)
Pro forma	**0.82**	0.87	(0.9)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

D. Impact of recently adopted accounting standards

1. SFAS 143 - Accounting for Asset Retirement Obligations

In June 2001, The FASB issued SFAS 143, *"Accounting for Asset Retirement Obligations"* (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 had no impact on the Company's consolidated financial statements.

2. SFAS 145 - Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, the FASB issued SFAS 145, *"Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections"* (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, *"Reporting Gains and Losses from Extinguishments of Debt"*, and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, *"Accounting for Intangible Assets of Motor Carriers"*. This Statement amends FASB Statement No. 13, *"Accounting for Leases"*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS 145 had no effect on the Company's consolidated financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

D. Impact of recently adopted accounting standards (cont'd)

3. SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* (hereinafter SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The adoption of SFAS 146 did not have an impact on the Company's consolidated financial statements.

4. FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 15E to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company applies the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

D. Impact of recently adopted accounting standards (cont'd)

5. SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company has adopted the disclosure provisions of SFAS 148 in its year-end financial statements (see Note 22C).

6. FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities - SAB 74 Disclosure

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends FASB Statement No. 133, "Accounting for Derivative instruments and Hedging Activities", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 had multiple effective date provisions depending on the nature of the amendment to Statement 133. The adoption of SFAS 149 had no effect on the Company's financial statements.

7. EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

D. Impact of recently adopted accounting standards (cont'd)

7. EITF 00-21 - Revenue Arrangements with Multiple Deliverables (cont'd)

The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have an impact on the Company's consolidated financial statements.

E. Impact of recently issued accounting standards

1. FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For certain financial instruments the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not have any instruments that are within the scope of this statement.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 22 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

E. Impact of recently issued accounting standards (cont'd)

2. FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46(R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003.
Up on the adoption of FIN-46(R) the Company determined that it is reasonably possible that Gold Trade may be a variable interest (see analysis and additional disclosures in note 6(A)(1)).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 23 - Condensed Financial Statements of the Company in Nominal (Historical) NIS

A. Balance sheets

	As at December 31 2003	As at December 31 2002
Current assets		
Cash and cash equivalents	**81,660**	86,675
Trade receivables, net	**26,601**	*25,683
Other receivables	**10,539**	10,743
Total current assets	**118,800**	123,101
Investments		
Long-term loans	**-**	4,957
Property and equipment, net	**26,277**	26,449
Other assets and deferred charges	**50,238**	278
Total assets	**195,315**	154,785

* Reclassified

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 23 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

A. Balance sheets (cont'd)

	As at December 31 2003	As at December 31 2002
Liabilities		
Current liabilities		
Short-term bank loans	**2,459**	3,016
Accounts payable	**34,415**	20,400
Other payables	**9,388**	10,283
Total current liabilities	**46,262**	33,699
Long-term liabilities		
Excess of liabilities over assets in subsidiaries	**2,118**	*13,907
Long-term loans	**27,193**	831
Deferred revenues	**23**	120
Liability for severance pay, net	**4,523**	3,530
Total long-term liabilities	**33,857**	18,388
Shareholders' equity (deficit)		
Ordinary shares	**184**	184
Additional paid-in capital	**200,983**	200,983
Accumulated deficit	**(85,971)**	(98,469)
Total shareholders' equity	**115,196**	102,698
	195,315	154,785

* Reclassified

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 23 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

B. Statement of operations

	Year ended December 31 2003	Year ended December 31 2002
Revenues	**159,472**	170,174
Costs and expenses:		
Cost of revenues	**78,702**	85,754
Selling and marketing expenses	**42,971**	37,819
General and administrative expenses	**19,076**	19,537
Total costs and expenses	**140,749**	143,110
Income from operations	**18,723**	27,064
Financing income (expenses), net	**(1,848)**	11,292
Other expenses, net	**(9)**	(44)
Net income after financing expenses	**16,866**	38,312
Company's share in net loss of investees	**(4,368)**	(14,916)
Net income	**12,498**	23,396

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 23 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

C. Statement of changes in shareholders equity

	Share capital				
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total
	NIS 0.01 par value		NIS thousands		
Balance as of December 31, 2001	18,431,500	184	200,983	(121,865)	79,302
Changes during 2002:					
Net loss income for the year	-	-	-	23,396	23,396
Balance as of December 31, 2002	18,431,500	184	200,983	(98,469)	102,698
Changes during 2003:					
Net income for the year	**-**	**-**	**-**	**12,498**	**12,498**
Balance as of December 31, 2003	**18,431,500**	**184**	**200,983**	**(85,971)**	**115,196**

Appendix to the Financial Statements as at December 31, 2002

List of principal investees and other companies

	Equity	Control
Subsidiaries		
MSN Israel Ltd.	50.1%	50.1%
Internet Gold International Ltd.	100%	100%
Gold Mind Ltd.	100%	100%
Start-Net Ltd.	50%	66.67%
Affiliated companies		
Gold Trade Ltd.	48.27%	48.27%

Financial Statements as at December 31, 2003

170

[THIS PAGE INTENTIONALLY LEFT BLANK.]

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Report of Independent Public Accounting Firm
The Board of Directors and Shareholders of
Gold Trade Ltd.

We have audited the accompanying balance sheets of Gold Trade Ltd. (hereinafter - the "Company") as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows, for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations, the changes in shareholders' equity (deficit) and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles (GAAP) in Israel.

As explained in Note 2C, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International
February 17, 2004

172

Gold Trade Ltd.

Balance Sheet

Adjusted to NIS of December 2003

	Note	December 31 2003 NIS thousands	December 31 2002 NIS thousands	Convenience translation into US Dollars (Note 2D) December 31 2003 US$ thousands
Current assets				
Cash and cash equivalents		**10**	21	**2**
Trade receivables, net	3	**13,323**	5,657	**3,042**
Other receivables	4	**581**	58	**132**
Inventory	5	**1,702**	3,190	**389**
		15,616	8,926	**3,565**
Property and equipment, net	6	**5,635**	8,080	**1,287**
Other assets and deferred charges	7	**4,680**	5,850	**1,069**
Assets attributed to discontinued operations	19	**-**	2,866	**-**
		25,931	25,722	**5,921**
Current liabilities				
Short-term bank loans	8	**37,012**	17,622	**8,451**
Accounts payable	9	**6,662**	4,877	**1,521**
Other payables	10	**1,199**	391	**274**
Related parties		**1,649**	1,977	**377**
		46,522	24,867	**10,623**
Long-term liabilities				
Liability for severance pay, net	11	**385**	644	**88**
Long-term loans	12	**38**	285	**9**
		423	929	**97**
Commitments and contingent liabilities	13			
Liabilities attributed to discontinued operations	19	**-**	27,631	**-**
Shareholders' deficit		**(21,014)**	(27,705)	**(4,799)**
		25,931	25,722	**5,921**

Eli Holtzman
Chief Executive Officer and
Chairman of the board of directors

Doron Turgeman
Chief Financial Officer

Date of Signature: February 17, 2004

The accompanying notes are an integral part of the financial statements.

Statement of Operations

Adjusted to NIS of December 2003

	Note	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Convenience translation into US Dollars (Note 2D) Year ended December 31 2003
		NIS thousands	NIS thousands	NIS thousands	US$ thousands
Revenue	14	**30,261**	29,994	21,761	**6,910**
Cost of revenues	15	**20,213**	21,048	14,128	**4,616**
Gross profit		**10,048**	8,946	7,633	**2,294**
Selling and marketing Expenses	16	**10,819**	8,810	6,093	**2,471**
General and administrative expenses	17	**6,413**	3,623	2,900	**1,464**
Loss from operations		**(7,184)**	(3,487)	(1,360)	**(1,641)**
Financing expenses	18	**3,800**	187	155	**868**
Other expenses (income), net		**-**	42	(5)	**-**
Net loss from continuing Operations		**(10,984)**	(3,716)	(1,510)	**(2,509)**
Net loss from discontinued Operations	19	**-**	(14,861)	(17,652)	**-**
Net loss		**(10,984)**	(18,577)	(19,162)	**(2,509)**
Basic net loss per share (in NIS) from continuing operations		**(292)**	(370)	(151)	**(66.7)**
Basic net loss per share (in NIS) from discontinuing operations		**-**	(1,486)	(1,765)	**-**
Basic net loss per share (in NIS)		**(292)**	(1,856)	(1,916)	**(66.7)**
Weighted average number of shares outstanding (in thousands)		**37.6**	10	10	**37.6**

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity (deficit)

Adjusted to NIS of December 2003

	Number of Shares	Share capital*	Premium on shares	Accumulated deficit	Total
	(Par value)	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Balance as at January 1, 2001	1,000	1	-	(14,153)	(14,152)
Net loss for the year	-	-	-	(19,162)	(19,162)
Balance as at December 31, 2001	1,000	1	-	(33,315)	(33,314)
Conversion of shareholder's loans into shares	9,000	9	24,177	-	24,186
Net loss for the year	-	-	-	(18,577)	(18,577)
Balance as at December 31, 2002	10,000	10	24,177	(51,892)	(27,705)
Issuance of rights, net**	100,000	100	17,575	-	17,675
Net loss for the year	-	-	-	**(10,984)**	**(10,984)**
Balance as at December 31, 2003	**110,000**	**110**	**41,752**	**(62,876)**	**(21,014)**

* Number of authorized shares - 138,000.

** According to Board of Directors decision dated February 4, 2003, the Company issued 100,000 shares as a rights issue to Eurocom Marketing Ltd. and Internet Gold Ltd.

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows

Adjusted to NIS of December 2003

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Convenience translation into US Dollars (Note 2D) Year ended December 31 2003
	NIS thousands	NIS thousands	NIS thousands	US$ thousands
Cash flows from operating activities				
Net loss	**(10,984)**	(18,577)	(19,162)	**(2,509)**
Adjustments to reconcile net loss to net cash provided by operating activities:				
Net loss from discontinued operations	-	14,861	17,652	-
Depreciation and amortization	**2,848**	4,082	269	**651**
Amortization or impairment of customer list	**1,170**	3,785	-	**267**
Increase (decrease) in liability for termination of employer-employee relations, net	**(259)**	511	296	**(59)**
(Gain) loss from sale of property and Equipment	-	76	(4)	-
Interest on long-term loans	-	-	1,211	-
Changes in assets and liabilities				
Increase in other receivables	**(563)**	(5)	(55)	**(129)**
Increase in trade receivables	**(7,666)**	(4,052)	(1,607)	**(1,751)**
Decrease in inventory	**1,488**	-	-	**340**
Increase in other payables	**258**	766	3,348	**59**
Increase in accounts payable	**1,785**	3,985	1,422	**408**
Net cash provided by (used in) continuing operating activities	**(11,923)**	5,432	3,370	**(2,723)**
Net cash provided by (used in) discontinued operating activities	**272**	(11,339)	(11,306)	**62**
Net cash used in operating activities	**(11,651)**	(5,907)	(7,936)	**(2,661)**

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows (cont'd)

Adjusted to NIS of December 2003

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001	Convenience translation into US Dollars (Note 2D) Year ended December 31 2003
	NIS thousands	NIS thousands	NIS thousands	US$ thousands
Cash flows from investment activities				
Acquisition of property and equipment	(403)	(731)	(3,569)	(92)
Proceeds from sale of property and equipment	-	300	55	-
Net cash used in continuing investment activities	(403)	(431)	(3,514)	(92)
Net cash used in discontinued investment activities	-	(1,015)	(4,692)	-
Net cash used in investment activities	(403)	(1,446)	(8,206)	(92)
Cash flows from financing activities				
Change in short term bank loans*	12,254	15,058	2,000	2,798
Issuance of rights	10,466	-	-	2,390
Lease agreement	(211)	(196)	(78)	(48)
Net cash provided by continuing Financing activities	22,509	14,862	1,922	5,140
Net cash provided by (used in) discontinued Financing activities	(10,466)	(7,488)	14,220	(2,390)
Net cash provided by financing activities	12,043	7,374	16,142	2,750
Changes in cash and cash equivalents	(11)	21	-	(3)
Cash and cash equivalents at Beginning of year	21	-	-	5
Cash and cash equivalents at end of year	10	21	-	2
Non-cash activities				
Shareholders' loans capitalized	-	24,186	-	-
Account payable in respect of fixed assets	-	-	350	-
Account payable capitalized	7,431	-	-	1,696

* Included interest paid to bank totaling NIS 3,542 as of December 31, 2003 (NIS 2,796 as of December 31, 2002).

The accompanying notes are an integral part of the financial statements.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 1 - General

Gold Trade Ltd. (the "Company"), was incorporated in Israel at the end of 1999 and commenced operating in January 2000. The Company manages and operates the Internet Electronic Trade and tender site P-1000 in Israel.

During 2000, the Company acquired the activity of "Best Deal", a mail order catalog company that dealt with the import of inexpensive merchandise from the Far East to be sold through a self produced catalog. During 2002, due to losses, the Company decided to discontinue these operations.
According to Accounting Standard No. 8, this activity was classified as a discontinued operation (see Note 2).

The Company has an accumulated equity deficit of NIS 21,014 after issuance of rights this year (out of which NIS 4,282 has not yet been paid) and after capitalizations of shareholders' loans at the end of last year. The Company has negative working capital including liabilities and assets attributed to discontinued operations of NIS 30,906.

The Company has bank credit (on its own account) in the amount of US$ 8 million which has been completely utilized up to the date of the financial statements.

Furthermore, the Company has a negative cash flow of NIS 11,651 from operating activities for the year ended December 31, 2003.
The abovementioned raise substantial doubt about the company's ability to continue operating as a going concern. The Company's management has considered the situation and adopted a new work plan for 2004 that supposed to put the company on the positive track, to manage cost effectively its operations. According to this the Company hired a new management in 2004 and expects to minimize operating expenses and improved performance. The management anticipates, on the basis of the plan for 2004, that it will have positive operating cash flows.
The continuation of the operations of the Company as a "going concern" is dependent upon the banks consenting to maintain the credit line and/or financing from shareholders and upon achieving the goals set forth in the work plan.

Note 2 - Significant Accounting Policies

A. Basis of preparation of financial statements

These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 20 for reconciliation to generally accepted accounting principles in the United States.

B. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

C. Financial statements in adjusted New Israeli Shekels (NIS)

1. The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the New Israeli Shekel. The adjustment, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel (ICPAI), expresses the financial data in adjusted NIS of identical purchasing power.
See Note 21 for condensed financial statements of the Company in nominal (historical) values.

The adjusted value of non-monetary assets represents their historical cost adjusted for changes in the general purchasing power of the Israel currency and does not necessarily represent their market value to the Company.

In these financial statements the term "cost" refers to the adjusted cost.
Comparative data for the previous periods have been adjusted to NIS of December 2003.

2. Balance sheet:

Non-monetary items (property and equipment, prepaid expenses, deferred revenue) have been adjusted for the changes in the Israeli Consumer Price Index (hereinafter - "CPI") as known at the date of the transaction, to the CPI published for the balance sheet date.

Monetary items are stated at their nominal value.

3. Statement of operations:

Income and expenses arising from non-monetary items (depreciation, changes in prepaid expenses and prepaid revenue) have been adjusted based on specific indices corresponding to the appropriate balance sheet items.

Other income and expense items, except for financing expenses, have been adjusted on the basis of the change in the CPI from the transaction date until the balance sheet date.

Net financial expenses are expressed in real terms and include the devaluation of monetary balances, as well as adjustment differentials, which result from the aforementioned adjustment of the financial statements.

D. Convenience translation

For the convenience of the reader, the adjusted NIS figures of December 31, 2003 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2003 (NIS 4.379 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

E. Customer list

During 2000, the Company purchased the activity of "Best Deal", a mail order catalog company. All of the consideration was attributed to the customer list, and amortized, initially, in equal amounts over ten years commencing on the acquisition date, and according to the management estimates.

According to Israeli GAAP as prescribed in Accounting Standard 15, the Company wrote down the value of the customer list in 2002 to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term. Since this impairment, the customer list is being amortized over five years.

F. Exchange rate and consumer price index data

1. Assets and liabilities linked to foreign currency are stated on the basis of the representative rate of exchange of the currency prevailing at the balance sheet date.

   Balances which are linked to the CPI are presented on the basis of the last Index published prior to the balance sheet date or on the basis of the first Index published subsequent to the balance sheet date, based on the terms of the applicable transactions.

   Income and expenses denominated in foreign currency are recorded according to the representative rate of exchange prevailing at the time the transactions were effected.

   Exchange gains and losses are included in the statement of operations.

2. Representative rates of exchange (as published by the Bank of Israel) and consumer price indices (as published by the Israeli Central Bureau of Statistics) are as follows:

	Exchange rate of the $	CPI
As of December 31, 2002	4.737	182.01 points
As of December 31, 2003	4.37	178.58 points
Changes during the:		
Year ended December 31, 2002	7.27%	6.49%
Year ended December 31, 2003	(7.56%)	(1.88%)

Note 2 - Significant Accounting Policies (cont'd)

G. Income taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected to be recovered or settled.

H. Allowance for doubtful accounts

The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

I. Property and equipment

Property and equipment are stated at cost.

Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

Annual depreciation rates are as follows:

	%
Computers and software	15 – 33
Motor vehicles	15
Furniture and office equipment	6
Leasehold improvements	10

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed asset.

J. Inventory

Inventories, which consist of merchandise, are stated at the lower of cost or fair market value. Inventory cost is determined according to the moving average method.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 2 - Significant Accounting Policies (cont'd)

K. Revenue recognition

Most of the Company's revenues are derived from sales of merchandise. These revenues are recognized on delivery to the customer. Other revenues include commissions, which are recognized at the time of product sale.

L. Disclosure of the effect of new accounting standards in the pre-application period

1. Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements".

Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will cease.

Up to December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004. The extent of the effect depends on the rate of inflation and the financing sources of the company. The Company is evaluating the impact Accounting Standard No. 12 may have on its future financial statements.

2. Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency".

The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 will not effect financial statements.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 3 - Trade Receivables, Net

A. Consists of:

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Open accounts and accrued revenues	**2,526**	2,212
Checks, standing orders and credit cards receivable	**11,167**	3,654
	13,693	5,866
Allowance for doubtful accounts	**(370)**	(209)
	13,323	5,657

B. Regarding liens, see Note 13.

C. Changes in the allowance for doubtful accounts were as follows:

	NIS thousands
Balance as of December 31, 2002 in respect of continued operations	209
Balance as of December 31, 2002 in respect of discontinued operations	108
Balance as of December 31, 2002	317
Net increase during 2003	53
Balance as of December 31, 2003	**370**

Note 4 - Other Receivables

A. Consists of:

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Prepaid expenses	**57**	13
Government institutions - Income Tax	**12**	5
Government institutions - Value-Added Tax	**9**	5
Other	**59**	32
Related parties	**444**	3
	581	58

B. Regarding liens, see note 13.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 5 - Inventory

A. **Consists of:**

	As at December 31 2003 NIS thousands	As at December 31 2002 NIS thousands
Stock in warehouse [(1)]	**1,702**	3,190
	1,702	3,190

B. Regarding liens , see note 13.

(1) Including provision for the decline in value in the amount of NIS 572 (December 31, 2002 - NIS 933).

Note 6 - Property and Equipment, Net

A. **Consists of:**

	Computers and software NIS thousands	Furniture and office equipment NIS thousands	*Motor vehicles NIS thousands	Leasehold Improvements NIS thousands	Total NIS thousands
Cost					
As at January 1, 2003	8,878	566	546	2,262	12,252
Additions	282	22	-	99	403
As at December 31, 2003	9,160	588	546	2,361	12,655
Depreciation					
As at January 1, 2003	3,650	52	58	412	4,172
Depreciation	2,078	80	114	576	2,848
As at December 31, 2003	5,728	132	172	988	7,020
Property and equipment, net					
As at December 31, 2003	**3,432**	**456**	**374**	**1,373**	**5,635**
As at December 31, 2002	5,228	514	488	1,850	8,080

* Includes motor vehicles under financial lease agreements. Liens have been placed on such vehicles, in favor of the lessor.

B. Regarding liens, see note 13.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 7 - Other Assets and Deferred Charges

A. Consists of:

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Customers list	**11,450**	11,450
Amortization and impairment in value of customers list	**(6,770)**	(5,600)
	4,680	5,850

B. Regarding liens, see Note 13.

Note 8 - Short-Term Bank Loans

Consists of:

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Credit from banks - Prime*	**3,010**	17,424
Short term loans - Prime -0.25% - prime*	**33,767**	-
Current maturities of long term loans	**235**	198
	37,012	17,622

* The prime rate as of December 31, 2003 was 6.7% (December 31, 2002 – 10.4%).

See Note 13 with regard to bank guarantees.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 9 - Accounts Payable

Consists of:

	As at December 31 2003 NIS thousands	As at December 31 2002 NIS thousands
Trade payables - open accounts	**5,493**	4,421
Checks payable	**894**	23
Trade payables abroad	**-**	1
Accrued expenses	**275**	432
	6,662	4,877

Note 10 - Other Payables

	As at December 31 2003 NIS thousands	As at December 31 2002 NIS thousands
Employees and payroll accruals	**785**	230
Liability for vacation and recreation pay	**192**	110
Other	**222**	51
	1,199	391

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 11 - Liability for Severance Pay, Net

The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company's net liabilities disclosed in the balance sheet represent the balance of the liability not funded as above:

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Liability for severance pay	716	976
Less: amounts funded	331	332
	385	644

Note 12 - Long-Term Loans

Long-term loans are as follows:

	Interest rate	As at December 31 2003 NIS thousands	As at December 31 2002 NIS thousands
Capital lease obligations (linked to the CPI)	5%-7%	273	483
Less: Current maturities		(235)	(198)
		38	285

Note 13 - Guarantees, Commitments and Contingent Liabilities

1. A floating lien has been placed on all the assets of the Company and all trade receivables as well as other receivables, to secure liabilities to the bank. The amount of liabilities, which are secured in the above mentioned lien is NIS 36,777 as of December 31, 2003.

2. The Company leases premises for an annual amount of NIS 321. The Company's lease agreement expired on December 31, 2003. As of January 1, 2004, the Company uses the premises on a monthly basis without a lease agreement.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 14 - Revenues

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Sales	**23,989**	23,992	20,814
Other	**6,272**	6,002	947
	30,261	29,994	21,761

Note 15 - Cost of Revenues

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Cost of goods	**15,413**	15,576	12,288
Salaries and related expenses	**711**	728	1,026
Depreciation	**2,014**	3,378	160
Other	**2,075**	1,366	654
	20,213	21,048	14,128

Note 16 - Selling and Marketing Expenses

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Salaries and related expenses	**5,359**	4,096	4,683
Advertising and Marketing expenses	**5,017**	4,482	1,074
Distribution fees	**443**	232	304
Other	-	-	32
	10,819	8,810	6,093

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 17 - General and Administrative Expenses

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Salaries and related expenses	**1,752**	1,163	2,085
Depreciation and amortization	**2,080**	475	-
Professional fees	**187**	151	52
Car maintenance	**290**	151	31
Postal and communication	**697**	473	148
Office maintenance	**1,122**	698	338
Provision for doubtful debts	**66**	268	44
Other	**219**	244	202
	6,413	3,623	2,900

Note 18 - Financing Expenses

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Interest expense on short-term loans from banks	**4,228**	91	155
Other, mainly derived from erosion of trade receivables and trade payables	**(428)**	96	-
	3,800	187	155

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 19 - Discontinued Operation

The Company reached the decision in June 2002 to close down its operation in the line of business of imported merchandise sold through its self produced mail order catalog. The reclassification of the assets and certain liabilities attributed to discontinued operations were effected based on specific allocations. Other liabilities including shareholders' loan and bank credit were attributed according to a ratio between the deficit derived from the continuing and discontinuing operations.

The reclassification of the revenues and expenses to discontinued operations was allocated on a specific basis, other than in respect of financing expenses which were reclassified according to the ratio of liabilities attributed to the discontinued operation.

	As at December 31 2003	As at December 31 2002
	NIS thousands	NIS thousands
Assets attributable to discontinued operations		
Trade receivables, net	-	2,786
Other receivables	-	80
	-	2,866
Liabilities attributable to discontinued operations		
Short-term bank loans	-	21,765
Accounts payable	-	2,131
Other payables	-	3,566
Long-term liabilities	-	169
	-	27,631

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
	NIS thousands	NIS thousands	NIS thousands
Revenues	-	8,223	42,699
Cost of revenues	-	(10,008)	(34,927)
Selling and marketing expenses	-	(5,060)	(15,500)
General and administrative expenses	-	(6,554)	(6,664)
	-	(21,622)	(57,091)
Loss from operations	-	(13,399)	(14,392)
Financing expenses, net	-	(1,462)	(3,260)
Net loss	-	(14,861)	(17,652)

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements

A. The Company's financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income, shareholders equity or cash flows of the Company, are set out below.

1. Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company measures the effect of price level changes in the Israeli economy.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in reconciliation to U.S. GAAP.

2. Liability for severance pay:

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2003 and 2002, such funded amounts were NIS 34 thousand and NIS 127 thousand respectively.

3. Customer list

According to Israeli GAAP as prescribed in Accounting Standard 15, the Company wrote down the customer list to its carrying value using the discounted projected cash flows derived from the activity incorporating the customer list over its useful life term.

In the past, the Company termed this asset as goodwill since there was no distinction between the titles. Under U.S. GAAP, the Company cannot reclassify intangible assets derived from acquisitions unless it meets certain criteria stipulated in EITF D-100. Since this asset is considered to be goodwill under U.S. GAAP it was fully written off, after applying the impairment test that is prescribed in FAS142. In accordance with the said test that was applied on June 30, 2002 the Company identified that the reporting unit to which the goodwill is attributed was impaired. When the Company applied the second step of the impairment test the Company determined that the implied fair value of the goodwill is zero since the Company had to attribute fair value to the customer list that was not previously recorded. This year, in its Israeli GAAP figures, the Company continued to amortize this client list (previously titled "goodwill") amounting to NIS 1,170 thousand. Under US GAAP this asset was fully written off last year. The amortization described above is reversed in the reconciliation note.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement.

The following is the summary of the material adjustments to net income and shareholders' equity which would have been required if US GAAP had been applied instead of Israeli GAAP.

1. Statement of operations

	December 31 2003	December 31 2002	December 31 2001
	Adjusted NIS (thousands)		
Net loss Israeli GAAP	**(10,984)**	(18,577)	(19,162)
Adjustments to conform with US GAAP:			
Customer list write off (A3)	**1,170**	(5,850)	-
Net loss from continued operations US GAAP	**(9,814)**	(9,566)	(1,510)
Net loss from discontinued operations	-	(14,861)	(17,652)
Net loss US GAAP	**(9,814)**	(24,427)	(19,162)
Basic net loss per share (in NIS) from continued operations in accordance with US GAAP	**(261)**	(956)	(151)
Basic net loss per share (in NIS) from discontinued operations - US GAAP	-	(1,486)	(1,765)
Basic net loss per share (in NIS) US GAAP	**(261)**	(2,442)	(1,916)

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and their effect on the Financial Statements (cont'd)

2. Balance sheets:

	December 31 2003	December 31 2002
	Adjusted NIS (thousands)	
Shareholders' funds - equity - Israeli GAAP	**(21,014)**	(27,705)
Adjustment to conform with US GAAP:		
Customer list write off (A3)	**(4,680)**	(5,850)
Shareholders' equity in accordance with US GAAP	**(25,694)**	(33,555)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently adopted accounting standards (cont'd)

a. In July 2001, Statement of Financial Accounting Standards No. 141, *"Business Combinations"* ("Statement 141") was issued. Statement 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001 and requires all business combinations initiated after this date to be accounted for using the purchase method. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. The Company adopted the provisions of Statement 141 as of July 1, 2001. The adoption of Statement 141 has effect on the consolidated statements of the Company (see A3).

b. In July 2001, Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("Statement 142") was issued. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Dispose of"*.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently adopted accounting standards (cont'd)

Statement 142 sets forth certain transition provisions which will require, amongst other things, that Company perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations. The adoption of Statement 142 has effect on the consolidated statements of the Company (see A3).

c. SFAS 143 - Accounting for Asset Retirement Obligations

In June 2001, The FASB issued SFAS 143, *"Accounting for Asset Retirement Obligations"* (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The adoption of SFAS 143 had no significant impact on the Company's financial statements.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently issued accounting standards (cont'd)

d. SFAS 145 - Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2002, the FASB issued SFAS 145, *"Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections"* (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, *"Reporting Gains and Losses from Extinguishments of Debt"*, and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, *"Accounting for Intangible Assets of Motor Carriers"*. This Statement amends FASB Statement No. 13, *"Accounting for Leases"*, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of SFAS 145 had no significant impact on its financial statements.

e. SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* (hereinafter SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an activity. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The adoption of SFAS 146 did not have a significant impact on the company's financial statements.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently adopted accounting standards (cont'd)

f. FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 15E to the consolidated financial statements. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company applies the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

g. SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SAFS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The Company has adopted the disclosure provisions of SFAS 148 in its year-end financial statements (see Note 22C).

h. FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities - SAB 74 Disclosure

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, "Accounting for Derivative instruments and Hedging Activities", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently adopted accounting standards (cont'd)

financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 had multiple effective date provisions depending on the nature of the amendment to Statement 133. The adoption of SFAS 149 has no effect on the Company's financial statements.

i. EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.
The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have an impact on the Company's financial statements.

j. FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 20 - Significant Differences Between Israeli GAAP and U.S. GAAP and Their Effect on the Financial Statements (cont'd)

B. The effect of the significant differences between Israeli GAAP and U.S. GAAP on the financial statement (cont'd)

3. Impact of recently issued accounting standards (cont'd)

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (cont'd)

redeemable financial instruments of nonpublic entities. For certain financial instruments the statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created
before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not have any instruments that are within the scope of this statement.

k. FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk. FIN 46(R) explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46(R) also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.

All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 (R) immediately. Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003.
The adoption of FIN-46(R) will not have a significant impact on the Company's financial statements.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 21 - Income Taxes

A. Israel tax reform

As of January 1, 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.
The main provisions of the tax reform that may affect the Company are as follows:

1. Transfer pricing of international transactions with related parties.

   The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.
   Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2. Employee stock incentive plans

   The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim a deduction for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

3. Controlled foreign company (CFC)

   The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4. Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5. The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

B. Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index.
Income is taxed at the regular corporate tax rate - 36%.

C. The Company has received final tax assessments up to and including the 1999 tax year.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 21 - Income Taxes (cont'd)

D. The Company has an operating loss carryforward for tax purposes, as of December 31, 2003 of approximately NIS 48 million. The operating loss carryforward is linked to the Index and has no expiry date.

E. **Reconciliation of income tax expense:**

A reconciliation of the theoretical tax expense computed on the pre-tax income (loss) at the statutory tax rate and the actual income tax provision is as follows:

	Year ended December 31 2003	Year ended December 31 2002	Year ended December 31 2001
Loss before income taxes as per income Statements	**10,984**	18,577	19,162
Theoretical tax computed at the statutory tax rate	**(3,954)**	(6,687)	(6,898)
Increase in tax resulting from:			
Non-deductible expenses	**30**	35	43
Change in valuation allowance in respect of deferred taxes	**3,913**	6,648	6,847
Other difference	**11**	4	8
	3,954	6,687	6,898
	-	-	-

200

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 22 - Condensed Financial Statements of the Company in Nominal (Historical) NIS

A. Balance sheets

	As at December 31 2003	As at December 31 2002*
	NIS thousands	NIS thousands
Current assets		
Cash and cash equivalents	10	22
Trade receivables, net	13,323	5,767
Other receivables	581	60
Inventory	1,664	3,062
	15,578	8,911
Property and equipment, net	5,355	7,651
Other assets and deferred changes	4,770	5,963
Assets attributed to discontinued operations	-	2,920
	25,703	25,445
Current liabilities		
Short-term bank loans	37,012	17,960
Accounts payable	6,662	4,971
Other payables	1,199	399
Related parties	1,649	2,015
	46,522	25,345
Long-term liabilities		
Liability for severance pay, net	385	656
Long-term loans	38	291
	423	947
Liabilities attributed to discontinued operations	-	28,161
Shareholders' deficit	(21,242)	(29,008)
	25,703	25,445

* Reclassified due to discontinued operations.

All amounts in thousands adjusted to NIS, except where otherwise stated.

Note 22 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

B. Statement of operations

	Year ended December 31 2003 NIS thousands	Year ended December 31 2002 NIS thousands
Revenues	**30,628**	30,112
Costs and revenues	**20,251**	21,129
Gross profit	**10,377**	8,983
Selling and marketing expenses	**10,924**	8,830
General and administrative expenses	**4,938**	3,478
Loss from operations	**(5,431)**	(3,325)
Financing expenses, net	**3,438**	526
Other expenses (income), net	**1,193**	42
Net loss after financing expenses	**(10,116)**	(3,893)
Minority interest in loss of a subsidiary	**-**	61
Net loss from continuing operations	**(10,116)**	3,832
Net loss from discontinued operations	**-**	(17,737)
Net loss	**(10,116)**	(21,569)

C. Statement of changes in shareholders equity

	Share capital NIS thousands	Premium on shares NIS thousands	Accumulated Deficit NIS thousands	Total NIS thousands
Balance as of January 1, 2003	1	24,651	(53,660)	(29,008)
Issuance of rights, net				
Net loss for the year	-			
Balance as of December 31, 2003	**110**			

202

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNET GOLD – GOLDEN LINES LTD.

By:________________________
Eli Holtzman
Chief executive officer

By:________________________
Doron Turgeman
Vice President Finances

Dated: June 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By [signature]
Name: Eli Holtzman
Title: Chief Executive Officer

Date: November 30, 2004